Form 20-F
period 2022-03-31
EQONEX Ltd
filed 2022-08-15
CIK 1790515

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number: 001-39600

EQONEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Singapore
(Jurisdiction of incorporation or organization)

118 Piccadilly

Mayfair, London W1J 7NW

United Kingdom

(Address of principal executive offices)

Jonathan Farnell

Chief Executive Officer
118 Piccadilly

Mayfair, London W1J 7NW

United Kingdom

Telephone: +44 (0) 2034 050440

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of March 31, 2022, Eqonex Limited had 46,442,058 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

I

INTRODUCTION

Eqonex Limited (“Eqonex,” “Eqonex Group,” “the Group,” “we,” “us,” “our,” or the “Company”) is a Singapore-domiciled digital assets financial services company. Eqonex has subsidiaries in Singapore, Hong Kong, Vietnam, South Korea, United Kingdom, Germany, Switzerland, Luxembourg, Seychelles, British Virgin Islands and Gibraltar. The subsidiaries in Singapore, Hong Kong, United Kingdom, Switzerland and Vietnam are the primary operating centers. On June 16, 2021, the legal name of the company was changed from Diginex Limited to Eqonex Limited.

Eqonex currently operates three complementary business lines to deliver products and services to its clients: Custody, Asset Management, and Brokerage. The Custody business is composed of Digivault, an FCA registered warm and cold digital assets custodian based in the United Kingdom. The Asset Management business is composed of Bletchley Park, a Fund of Hedge Funds operating in Switzerland, and Eqonex Investment Products, which issues publicly placed exchange-traded products listed on globally recognized exchanges. The Brokerage business is made up of Eqonex OTC, an over-the counter brokerage business operating from Hong Kong and Singapore; Eqonex Lending, a borrowing and lending business; and Eqonex Structured Products, a soon-to-be launched business that offers bespoke private placements against underlying crypto assets.

Eqonex Group has a headcount of 157 as of July 31, 2022, with employees and contractors located in the United Kingdom, Hong Kong, Singapore, Vietnam, Switzerland, France, China, Philippines, USA, Gibraltar, Austria and Italy.

Recent Developments

On March 7, 2022, Eqonex Limited entered into strategic partnership with Bifinity UAB (“Bifinity”), a payments technology company that is part of the wider Binance group. Under the terms of the strategic partnership, Bifinity advanced a $36 million convertible loan to EQONEX and will work together to maximize business synergies with a focus on custody and asset management.

On August 15, 2022, Eqonex announced that it will cease operations of the EQONEX Exchange (the “Exchange”) as well as its associated liquidity risk management desk. See Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments—Ceasing Operations for the Exchange Business,” for more information.

On August 15, 2022, in connection with the exchange closure and in accordance with the loan agreement, Bifinity granted Eqonex a waiver for the cessation of a major business and Eqonex agreed to increase its share charge of Digivault under the loan agreement from 24.9% to 100%.

Current business lines

Unless otherwise stated, Eqonex owns 100% of all business lines discussed in this Annual Report.

Custody

Digivault (“Custody Business” or “Digivault”): Eqonex’s custody solution, Digivault, offers an institutionally focused, highly secure Digital Asset custodian. In May 2021, Digivault received approval from the UK Financial Conduct Authority (“FCA”) to register as a custodian wallet provider under the Money Laundering, Terrorist Financing and Transfer of Funds (Information of the Payer) Regulations 2017 (MLR 2017), as amended by the Money Laundering and Terrorist Financing (Amendment) Regulations 2019. Digivault offers a cold storage solution, known as Kelvin (“Kelvin”), and a warm storage solution, known as Helios (“Helios”), for Digital Assets and targets, primarily institutional clients.

The assets that Digivault can provide custody services for, continue to grow and the business currently supports the following (1) blockchains: BTC, ETH, BCH, DOT, XRP, BNB Smart Chain (supported from July 2022), (2) stablecoins: USDC, USDT, TUSD, BUSD (supported from July 2022), and (3) over 70x ERC20 tokens. Support for SOL and additional BEP20 tokens are currently under development.

Asset Management

Bletchley Park (“Bletchley Park”): provides Digital Asset investment solutions for institutional and professional investors. Management has been undertaken from Switzerland since the final quarter of 2020 in order to be more geographically aligned with key staff and the business operates in compliance with the regulatory framework of the Organisme de Surveillance des Instituts Financiers (“OSIF”). Prior to relocation, the business was managed from Hong Kong where Eqonex continues to retain its Securities & Futures Commission of Hong Kong (“SFC”) Type 4 and Type 9 licenses. Eqonex opened its first fund of hedge funds, consisting of a selection of Digital Asset hedge funds, in November 2019. The fund’s aim is to generate positive returns irrespective of the underlying market environment by ensuring that the fund is exposed to a diverse range of alpha focused investment strategies utilized by various managers.

EQONEX Investment Products (“Investment Products Business” or “EQONEX Investment Products”): The Investment Products Business issues securitized products that can be accessed via traditional stock exchanges. The first such issuance was a BTC/EUR Exchange Traded Note (“ETN”) on July 11, 2022, listed on the Frankfurt Exchange.

Brokerage

EQONEX OTC (“OTC Business” or “EQONEX OTC”): The Over-The-Counter (“OTC”) Business offers broker services through a white glove experience tailored for institutions, family offices, and high-net-worth individuals.

EQONEX Lending (“Lending Business” or “EQONEX Lending”): The Borrowing & Lending Business launched in July 2021 and provides liquidity to borrowers and yields for lenders.

EQONEX Structured Products (“Structured Products Business” or “EQONEX Structured Products”): The Structured Products Business will seek to offer bespoke private placements tailored to client demand against underlying crypto assets.

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purpose of this Annual Report only, references in this Annual Report to:

●	“Annual Report” are to the Company’s annual report on Form 20-F as of and for the year ended March 31, 2022.
●	“bitcoin” or “BTC” are to the decentralized digital currency invented in 2008 by an unknown person or group of people using the name Satoshi Nakamoto;
●	“Bletchley Park” are to the Company’s fund of hedge funds business, which provides digital asset investment solutions for institutional and professional investors;
●	“BPAMJ” are to Bletchley Park Asset Management Jersey Limited, an asset management business owned by the Company that will be liquidated in 2022;
●	“BPMSF” are to Bletchley Park Multi-Strategy Fund, a fund of hedge funds owned by the Company that invests in funds that trade Virtual Currencies;
●	“Business Combination” or “Transaction” are to the transactions effected pursuant to (i) the Merger Agreement, dated October 8, 2019, by and among Diginex Limited, DIGITAL INNOVATIVE LIMITED, a British Virgin Islands business company (“BVI NewCo”), and 8i Enterprises Acquisition Corp., a British Virgin Islands business company (“JFK”), and the Plan of Merger, dated as of September 30, 2020, entered into between BVI NewCo and JFK, whereby BVI NewCo merged with and into JFK with JFK being the surviving entity and a wholly-owned subsidiary of Diginex Limited, and (ii) the Share Exchange Agreement, dated as of July 9, 2019, as amended by the Amendment and Joinder to the Share Exchange Agreement, Second Amendment to the Share Exchange Agreement, Third Amendment to the Share Exchange Agreement, and Fourth Amendment to Share Exchange Agreement, dated October 8, 2019, January 28, 2020, May 6, 2020, and June 24, 2020, respectively, by and among JFK, Diginex Limited, a Hong Kong company (“Diginex Hong Kong”), the shareholders of Diginex Hong Kong (the “Sellers”), Pelham Limited, a Hong Kong company, as representative of the Sellers, Diginex Limited and BVI NewCo, pursuant to which JFK acquired all of the issued and outstanding ordinary shares of Diginex Hong Kong owned by the Sellers in exchange for the issuance to the Sellers of an aggregate of 25,000,000 Diginex Limited ordinary shares. See Notes 1 and 36 to our consolidated financial statements contained elsewhere in this Annual Report for additional information.

●	“Closing” are to the closing of the Business Combination;
●	“Constitution” are to the Company’s amended and restated constitution;
●	“Custody Business” or “Digivault” are to the Company’s Digital Asset custody solutions business;
●	“DHPC” are to Diginex High Performance Computing Limited, a Digital Asset mining business previously owned by the Company that was partially divested in 2018;
●	“Diginex Hong Kong” are to Diginex Limited, a corporation incorporated in Hong Kong which became a subsidiary of the Company following the closing of the Business Combination;
●	“Digital Asset” are to a new asset class that, as of yet, have not been widely adopted, particularly by institutional investors and corporate securities issuers;
●	“Digital Assets,” are collectively or separately as the context requires, to Digital Securities, Virtual Currencies and Stablecoins;
●	“Digital Securities” are to securities issued in tokenized form using distributed ledger technology;
●	“EQO” is the Company’s utility token;
●	“EQONEX Investment Products” or “Investment Products Business” is the Company’s future investment
●	“EQONEX Lending”, “Borrowing & Lending Business” or “Lending Business” are to the Company’s future digital assets borrowing and lending business;
●	“EQONEX,” “Eqonex,” “Eqonex Group,” “the Group,” “we,” “us,” “our,” or the “Company” are to Eqonex Limited, a Singapore public company limited by shares;
●	“Ether,” “Ethereum” or “ETH” are to the native cryptocurrency of the Ethereum decentralized, open-source blockchain with smart contract functionality;
●	“Helios” are to the Company’s permanently online storage solution;
●	“Kelvin” are to the Company’s vaulted cold storage solution, which is the conversion of access keys (private key) to Digital Assets into physical objects for safekeeping;
●	“Madison” are to Madison Holdings Group Limited;
●	“MAS” are to the Monetary Authority of Singapore;
●	“Nasdaq” are to the Nasdaq Stock Market LLC.;
●	“ordinary shares” are to the ordinary shares of the Company, with no par value per share;
●	“public warrants” are to warrants issued on the consummation of 8i’s initial public offering and warrants issued to holders of certain 8i promissory notes converted into warrants and ordinary shares in connection with the Business Combination. Each public warrant entitles the holder thereof to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share;
●	“private placement warrants” are to the warrants issued pursuant to the Securities Purchase Agreement, each exercisable for one ordinary share;

●	“Solutions Business” are to the legal entities of Diginex Solutions (HK) Limited and Diginex USA LLC, together with the trademarks associated with the Diginex name;
●	“Stablecoins” are to Virtual Currencies that have been issued using distributed ledger technology that are backed by reserve assets such as fiat currencies, Virtual Currencies or exchange-traded commodities;
●	“Starmark” are to Starmark Investment Management Limited, an entity authorized and regulated by the UK Financial Conduct Authority which provides regulatory coverage for the Company’s capital markets business;
●	“The Exchange,” “Exchange Business” or “EQONEX Exchange” are to the EQONEX cryptocurrency exchange;
●	“Trading Business” are to the Company’s trading business, which consists of a risk management desk, an OTC desk;
●	“Virtual Currencies” are to non-security tokens and digital currencies that serve as a medium of exchange, store of value or unit of account that have been issued using distributed ledger technology;
●	“warrants” are to the warrants issued pursuant to the Securities Purchase Agreement, each exercisable for one ordinary share; and
●	“8i”, “8i Enterprises” or “JFK” are to 8i Enterprises Acquisition Corp., a British Virgin Islands company that upon the closing of the Business Combination became a wholly-owned subsidiary of Eqonex.

Forward-Looking Information

This Annual Report includes statements that express Eqonex’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Eqonex. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of Eqonex to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include those generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report, including without limitation:

●	expectations regarding our strategies and future financial performance, including our future business plans or objectives, prospective performance and opportunities, and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and our ability to maintain access to content and manage license relationships, and to invest in growth initiatives and pursue acquisition opportunities;
●	adverse effects to our financial condition and results of operations due to public health issues, including epidemics or pandemics such as COVID-19;
●	adverse effects to our financial condition and results of operations due to global events, including the ongoing conflict between Russia and Ukraine;
●	changes and uncertainties related to the laws and regulations of the People’s Republic of China (“China” or the “PRC”);
●	the Chinese government’s potential intervention or influence over our current and future operations in Hong Kong;
●	our future financial performance, including our expectations regarding our net revenue, operating expenses, and our ability to achieve and maintain future profitability;
●	our business lines and our ability to effectively manage our growth;
●	anticipated trends, growth rates, and challenges in our business, the Digital Assets economy, and in the markets in which we operate;
●	market acceptance of our products and services;

●	beliefs and objectives for future operations;
●	our ability to maintain, expand, and further penetrate our existing customer base;
●	our ability to develop new products and services and grow our business in response to changing technologies, customer demand, and competitive pressures;
●	our expectations concerning relationships with third parties;
●	our ability to maintain, protect, and enhance our intellectual property;
●	our ability to continue to expand internationally;
●	our ability to operate each of our business lines effectively;
●	the effects of increased competition in our markets and our ability to compete effectively;
●	future acquisitions of or investments in complementary companies, products, services, or technologies and our ability to successfully integrate such companies or assets;
●	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally, including environmental regulations on cryptocurrency mining;
●	economic and industry trends, projected growth, or trend analysis;
●	trends in revenue, cost of revenue, and gross margin;
●	trends in operating expenses, including technology and development expenses, sales and marketing expenses, and general and administrative expenses, and expectations regarding these expenses as a percentage of revenue; and
●	increased requirements and expenses associated with being a public company.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the Securities and Exchange Commission ( “SEC”). These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. These risks could have a material adverse effect on the business, financial conditioning and results of operations of Eqonex, and could adversely affect the trading price of Eqonex’s securities.

Risk Factor Summary

Consistent with the foregoing, our business is subject to a number of risks and uncertainties, including those risks discussed at length below. These risks include, among others, the following, which we consider our most material risks:

●	we have a limited operating history and have incurred operating losses since inception. Our business lines are generally unproven and are not assured to be profitable, and are subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction;
●

risk relating to the ceasing of operations of EQONEX Exchange on August 15, 2022. The Exchange accounted for the a significant portion of our revenues and our shift in focus towards driving revenue growth from Custody and Asset Management Divisions may not be successful, which may adversely affect our operating results;

●	risk relating to the Bifinity strategic partnership;
●	our Structured Product business may not launch;
●	risk relating to the highly volatile nature of Digital Assets, which may cause our operating results to significantly fluctuate;
●	risk relating to our dependency on the prices of Digital Assets and the transaction volumes on our platforms. If such prices or volumes decline, our business, operating results, and financial condition would be adversely affected;
●	risk relating to the future development of Digital Assets. If demand for Digital Assets does not grow as we expect, our business, operating results, and financial condition could be adversely affected;
●	risks relating to cyberattacks and security breaches impacting our customers or third parties, as well as other systems and technology problems, which may materially and adversely impact our reputation and our business, operating results, and financial condition;
●	Digital Assets and distributed ledger technology may not be widely adopted;
●	our business lines may require regulatory licenses and qualifications that we do not currently have and that may be costly to obtain or maintain;
●	risks relating to regulatory changes that could prevent the selling or marketing of our products. If our selling and marketing activities were restricted, our business, operating results, and financial condition could be adversely affected;
●	risk relating to our inability to establish or maintain partnerships with entities to satisfy regulatory requirements;
●	risk relating to changes in law or regulation, which could subject us to further regulatory requirements that are costly to comply with;

●	risks relating to litigation and regulatory enforcement actions;
●	risk relating to increased competition, including from new market entrants in the future, that may lead to fee compression and materially and negatively impact our business, financial condition and results of operations;
●	risk relating to opposition from market participants towards the development of distributed ledger-based technology products and services; for example, banks or other third-party services providers may decline to provide services to companies engaged in distributed ledger-related businesses, including us;
●	risk relating to our inability to develop technology to service our business lines;
●	risk relating to our reliance on vendors and third-party service providers, which may cause interruption of our operations and adversely affect our business, financial condition and results of operations;
●	risk relating to our inability to protect our proprietary rights, including from attempts to imitate our services, products and technology by our competitors;
●	risk relating to loss of access to private keys or data loss relating to our Digital Asset investments, which may adversely affect our reputation, business, financial condition and results of operations;
●	risk relating to our inability to effectively manage our growth;
●	distributed ledger networks, Digital Assets and the exchanges on which such assets are traded are susceptible to system failures, security risks and rapid technological change;
●	malicious actors could manipulate distributed ledger networks and smart contract technology upon which Digital Assets rely and increase the vulnerability of the distributed ledger networks;
●	the network contributors for certain Digital Assets could propose amendments to the network protocols and software for Digital Assets that, if accepted and authorized by the network for the Digital Assets, could adversely affect us;
●	Digital Assets may be used to fund criminal or terrorist enterprises or launder the proceeds of illegal activities, which would materially impact our business;
●	political or economic crises may motivate large-scale sales of Digital Assets, which would result in a reduction in values and materially and adversely affect us;
●	economic, political and market conditions, both in Hong Kong, Singapore and worldwide, can adversely affect our business, results of operations and financial condition;
●	we may be adversely affected by natural disasters, pandemics (including the COVID-19 pandemic), terrorism, and other catastrophic events, and our business continuity and disaster recovery plans may not adequately protect us from serious catastrophic events;
●	risks related to bitcoin, Ether and other Virtual Currencies or Stablecoins;
●	regulatory authorities may never permit certain of our business lines to become operational or permit certain products to be accepted;
●	one or more of our business lines may not, by itself or together with Eqonex’s other business lines, be able to produce sufficient cash flows to fund the capital requirements and expenditures necessary to run the business line, which will affect our business, results of operations and financial condition;
●	one or more of our pending or future business lines may not ever become operational and our current business lines may cease to operate due to regulatory or other factors;
●	the tax treatment of Digital Assets is unclear and could be subject to adverse tax consequences in one or more jurisdiction;
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

Risks Related to Our Business, Industry and Financial Position

Eqonex has a limited operating history and has incurred operating losses since its inception as it has been investing in the build out of its three business lines. Its business lines are nascent, relatively unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable.

Eqonex has a limited operating history on which an investor might evaluate its performance. It is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and financing sources and lack of revenues, any of which could have a material adverse effect on Eqonex and may force it to reduce or curtail its operations. Eqonex is not currently profitable and has incurred operating losses of $67.2 million for the year ended March 31, 2022 and operating loss of $64.6 million and $42.5 million for the years ended March 31, 2021 and 2020 respectively. There is no assurance that Eqonex will achieve a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of its operations. Even if Eqonex accomplishes its objectives, it may not generate positive cash flows or profits.

Furthermore, Eqonex’s business lines are nascent, relatively unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction, including those applicable due to its use of distributed ledger technology, and are not assured to be profitable. During the year ended March 31, 2022, the business generated more revenue than in prior years, though not at a material level. Eqonex may fail to develop its business lines or produce a return for its investors. It is possible that some of Eqonex’s business lines may be difficult to enter and/or it may become evident that a particular business line is not a productive use of capital or time. This could result in Eqonex modifying its business and focus away from such business lines. For Eqonex’s business lines that have access to client or counterparty assets, the regulatory requirements associated with shutting down such businesses may be costly and expose Eqonex to inquiries, investigations, lawsuits and proceedings by clients, counterparties, other third parties and regulatory and other governmental agencies.

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

Our new strategic direction may not be successful, which may adversely affect our results of operations and cause our share price to decline.

On August 15, 2022, we announced plans to undertake a transformative restructure in which we would cease operations in our Exchange business line and associated risk liquidation management desk in order to focus on our Custody, Asset Management, and Brokerage business lines. The exchange accounted for 79.9% of our revenues in the financial year ending March 31, 2022.

The changes and potential changes to our operations as a result of the new strategic direction, may introduce uncertainty regarding our prospects and may result in disruption of our business. The loss of a material component of our revenues could have a material adverse impact on our operations if adequate funding or revenue is not obtained. As a result of these or other similar risks, our business, results of operations and financial condition may be adversely affected.

Our strategic transaction with Bifinity may not achieve the anticipated benefits and we may not complete discussions to explore potential merger opportunities.

On March 7, 2022, we announced a strategic partnership with Bifinity, a payments technology company that is part of the wider Binance Group and the official fiat-to-crypto payments provider for Binance. The strategic partnership will initially focus on leveraging Digivault as an FCA regulated custodian and expanding Bifinity’s geographical footprint through our licensing framework. Both parties will also explore opportunities to grow Eqonex’s digital asset management solutions business. Both companies will continue to engage in non-binding discussions to explore potential merger opportunities, subject to regulatory approval.

Eqonex may not achieve any benefits from its strategic partnership with Bifinity. While the parties are having ongoing discussions on these fronts, it is possible that they may not ultimately achieve any sustainable commercial benefits for Eqonex. Furthermore, Eqonex and Bifinity may not ultimately enter into a merger transaction in the event that regulatory approvals are not obtained in a timely manner, and/or if the commercial benefits to both parties from such a merger transaction are no longer compelling. The strategic partnership and merger discussions could be terminated at any time by either party. Furthermore, even if such merger or other transaction were to occur, there is no certainty that such transaction would be beneficial to Eqonex.

Bifinity may not convert its loan to equity and as a result Eqonex may be forced to repay $36 million, which would have an adverse impact on the Company’s operations and financial position.

Under the terms of the strategic partnership, Bifinity would advance a $36 million convertible loan over a series of drawdowns.

Bifinity is under no obligation to exercise such conversion and Eqonex may have to repay the $36 million loan, with interest. Repayment of the loan would force Eqonex to seek additional funding for the repayment of the loan and continued operations. Eqonex may be forced to obtain funding on unfavorable terms, and may not be able to find funding at all. Should Eqonex be unable to repay the loan, or otherwise find funding, our business, results of operations and financial condition may be adversely affected.

Our operating results have and will significantly fluctuate due to the highly volatile nature of Digital Assets.

All of our sources of revenue are dependent on Digital Assets and the broader decentralized ledger ecosystem. Due to the highly volatile nature of the decentralized ledger economy and the prices of Digital Assets, our operating results have, and may continue to, fluctuate significantly from month to month in accordance with market sentiments and movements of the prices of Digital Assets.

Over the last 12 months, the broader crypto economy has seen a substantial decrease in value. Many cryptocurrencies have lost significant value. For example, BTC is down 57% from January 1 to July 1, and ETH is down 71% over the same period. Such fluctuations in the global crypto economy have had, and may continue to have, a material adverse impact on our business, results of operations, and financial condition.

Our operating results may continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including without limitation:

●	macroeconomic conditions;
●	our dependence on offerings that are dependent on Digital Assets trading activity, including trading volume and the prevailing trading prices for Digital Assets, whose trading prices and volume can be highly volatile;
●	our ability to attract, maintain, and grow our customer base and engage our customers;
●	changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;
●	regulatory changes that impact our ability to offer certain products or services;
●	pricing for our products and services;
●	investments we make in the development of products and services as well as technology offered to our customers, international expansion, and sales and marketing;
●	adding and removing of Digital Assets on our platforms;
●	adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;
●	the development and introduction of existing and new products and services by us or our competitors;
●	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;
●	system failure or outages, including with respect to our Digital Assets platforms and third-party Digital Asset networks;
●	breaches of security or privacy;
●	inaccessibility of our platforms due to our or third-party actions;
●	our ability to attract and retain talent; and
●	our ability to compete with our competitors.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the distributed ledger technologies, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Monthly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future periods may fall below the expectations of securities analysts and investors. As a result, the trading price of our common stock may decrease significantly.

Our net revenue is substantially dependent on the prices of Digital Assets conducted on our platform. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.

Transaction revenue is based on transaction fees that is calculated as a percentage of the value of each transaction. For our OTC brokerage product, we also charge a spread to ensure that we are able to settle purchases and sales at the price we quote to customers. We also generate net revenue from our Custody and Asset Management divisions and, while revenue from these divisions have not been significant to date, most of this revenue will also fluctuate based on the price of Digital Assets. As such, any declines in the volume of Digital Asset transactions, the price of Digital Assets, or market liquidity for Digital Assets generally may result in lower net revenue to us.

The price of Digital Assets and associated demand for buying, selling, and trading Digital Assets has historically been subject to significant volatility. The price and trading volume of any Digital Assets is subject to significant uncertainty and volatility, depending on a number of factors, including without limitation:

●	market conditions across the Digital Assets ecosystem, which have become increasingly volatile;
●	changes in liquidity, market-making volume, and trading activities;
●	trading activities on other Digital Asset platforms worldwide, many of which may be unregulated, and may include manipulative activities;
●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;
●	the speed and rate at which Digital Assets is able to gain adoption as a medium of exchange, utility, store of value, consumption asset, security instrument, or other financial assets worldwide, if at all;
●	decreased user and investor confidence in Digital Assets and Digital Asset platforms;
●	negative publicity and events relating to the Digital Assets ecosystem;
●	unpredictable social media coverage or “trending” of Digital Assets;
●	the ability for Digital Assets to meet user and investor demands;
●	inflation and global economic conditions;
●	global conflicts, including Russia’s invasion of Ukraine;
●	the functionality and utility of Digital Assets and their associated ecosystems and networks, including Digital Assets designed for use in various applications;
●	consumer preferences and perceived value of Digital Assets and Digital Asset markets;
●	increased competition from other payment services or other Digital Assets that exhibit better speed, security, scalability, or other characteristics;
●	regulatory or legislative changes and updates affecting the Digital Assets economy;
●	the characterization of Digital Assets under the laws of various jurisdictions around the world;
●	the maintenance, troubleshooting, and development of the blockchain networks underlying Digital Assets, including by miners, validators, and developers worldwide;
●	the ability for Digital Asset networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;
●	ongoing technological viability and security of Digital Assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;
●	fees and speed associated with processing Digital Asset transactions, including on the underlying blockchain networks and on Digital Asset platforms;

●	financial strength of market participants;
●	the availability and cost of funding and capital, which may be impacted by the increased volatility in the capital markets;
●	the liquidity of Digital Asset platforms;
●	interruptions in service from or failures of major Digital Asset platforms;
●	availability of an active derivatives market for various Digital Assets;
●	availability of banking and payment services to support Digital Asset-related projects;
●	level of interest rates and inflation;
●	monetary policies of governments, trade restrictions, and fiat currency devaluations; and
●	national and international economic and political conditions.

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

Virtual Currencies built on blockchain technology were only introduced in 2008 and remain in the early stages of development. In addition, different Digital Assets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while Ethereum was designed to be a smart contract and decentralized application platform. Many other Digital Asset networks—ranging from cloud computing to tokenized securities networks—have only recently been established. The further growth and development of any Digital Assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of Digital Assets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including, without limitation:

●	Many Digital Asset networks have limited operating histories and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective Digital Assets and underlying blockchain networks, any of which could adversely affect their respective Digital Assets.
●	Many Digital Asset networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce bugs, security risks, or adversely affect the respective Digital Asset networks.
●	Several large networks, including bitcoin and Ethereum, are developing new features to address fundamental speed, scalability, and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, it could adversely affect the underlying Digital Assets.
●	Security issues, bugs, and software errors have been identified with many Digital Assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some Digital Assets, such as when creators of certain Digital Asset networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a Digital Asset could adversely affect its price, security, liquidity, and adoption. If a malicious actor obtains a majority of the compute or staking power on a Digital Asset network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value.
●	The development of new technologies for mining, or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks, lead to increased liquid supply of Digital Assets, and reduce a Digital Asset’s price and attractiveness.
●	If rewards and transaction fees for miners or validators on any particular Digital Asset network are not sufficiently high to attract and retain miners, a Digital Asset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack.

●	Many Digital Assets have concentrated ownership or an “admin key”, allowing a small group of holders to have significant unilateral control and influence over key decisions relating to their Digital Asset networks, such as governance decisions and protocol changes, as well as the market price of such Digital Assets.
●	The governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular Digital Asset network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and grow.
●	Many Digital Asset networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective Digital Assets.
●	Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, user, and development communities. If any such risks or other risks materialize, and in particular if they are not resolved, the development and growth of Digital Asset may be significantly affected and, as a result, our business, operating results, and financial condition could be adversely affected.

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

Risks Related to Eqonex’s Business Divisions, Business Lines and Industry

One or more of Eqonex’s business lines may not produce sufficient cash flows to fund the capital requirements and expenditures necessary to run the business.

There can be no guarantee that Eqonex’s business lines, individually or together with our other business lines will be able to produce sufficient cash flows to fund the capital requirements and expenditures necessary to run the business. On August 15, 2022, the Company announced the closure of EQONEX Exchange, which accounted for $4.2 million or approximately 79.9% of net revenues during the fiscal year ended March 31, 2022. Furthermore, Eqonex may not have or may not be able to obtain the technical skills, expertise, or regulatory approvals needed to successfully or fully develop its business lines. While Eqonex has sought to retain and continues to recruit experts, there may, from time to time, be a scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain development of its business lines. In addition, there are significant legal and regulatory considerations that will need to be addressed in order to develop and maintain its business lines and addressing such considerations will require significant time and resources. If Eqonex is not successful in its efforts to fully develop one or more of its business lines in a way that is compliant with all regulatory and legal requirements, and demonstrate to users the utility and value of such business, or there is not sufficient demand for the business line to be commercially viable, one or more business line may not be viable, which could have an adverse effect on the Eqonex’s overall business, financial condition and results of operations.

Digital Assets and distributed ledger technology may not be widely adopted.

Digital Assets are a relatively new asset class that, as of yet, have not been widely adopted, particularly by institutional investors and corporate securities issuers. The majority of Eqonex’s business lines rely, or will rely, on the acceptance and use by such investors and issuers of Digital Assets at a scale to create demand for Eqonex’s products and services sufficient to make Eqonex’s business lines commercially viable. Though Eqonex believes that the anticipated benefits of Digital Assets will create such demand, there can be no assurance that this will occur, or if it does occur that it will be in the near term.

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

Eqonex’s business lines involve certain activities which require regulatory licenses and qualifications such as custody services, asset management and brokerage services. These activities are subject to material, costly and constraining financial regulation in jurisdictions worldwide. The process of acquiring and maintaining these licenses and qualifications will be costly and time-consuming, will occupy material management attention and is not certain to be successful. Eqonex may not meet the requirements for such licenses or qualifications, including, for example, minimum capital requirements, or may fail to secure discretionary approval of relevant regulatory bodies. A failure or delay in receiving approval for a license or qualification, or approval that is more limited in scope than initially requested, or subsequently limited or rescinded, could have a significant and negative effect on Eqonex, including the risk that a competitor gains a first-mover advantage. The time it takes to receive regulatory approval may also be difficult to plan for and further delayed due to limited regulator’s resources.

In particular, Eqonex is or will be seeking the following licenses:

●	Singapore:
Brokerage Business (OTC spot)
	■	Major Payment Institution license pursuant to the Payment Services Act (on-going)
●	United Kingdom:
Custody Business – additional products (submission in Q4 2022)
	■	Safeguarding and Administering Investments license pursuant to the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001
●	Gibraltar
Brokerage Business – Lending (OTC derivatives to be added)
	■	License to operate as a DLT Provider under the Financial Services (Distributed Ledger Technology Providers (ongoing)

The law and regulation surrounding the operation of Eqonex’s businesses with respect to Digital Assets is rapidly evolving and not assured to develop in a way that is favorable to Eqonex. The anticipated business activities of Eqonex may cause regulatory bodies to delay, or refuse to issue, licenses and qualifications to Eqonex that it would otherwise receive. For example, a regulatory authority may delay or refuse to issue a brokerage license to Eqonex due to concerns about its focus on digital assets as opposed to more traditional securities. There is a risk that Eqonex’s business could be outlawed in jurisdictions in which it seeks to do business, which could materially affect Eqonex’s ability to expand its business and become profitable.

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

Eqonex’s senior management come from multi-jurisdictional regulated financial service institutions. As such, Eqonex’s senior management have accumulated experience in operating within a regulated environment and understand the importance of compliance with regulations, including securities.

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

Where Eqonex does not obtain licenses, and seeks to build partnerships with regulated firms such as Starmark Investment Management Limited in the United Kingdom, which provides regulatory coverage for certain activities carried out in the United Kingdom through an umbrella licensing scheme, a risk exists that a partner may lose its own regulatory status for reasons beyond Eqonex’s control, or a partner may choose to exit from a partnership that it establishes with Eqonex, either of which may leave Eqonex without regulatory cover to provide services within the market the partner supports.

Changes in law or regulation could subject Eqonex to further material, costly and constraining regulation, licensing qualifications and other requirements.

Legal or regulatory changes or interpretations of Eqonex’s existing and planned activities could require the licensing or qualification of Eqonex, or impose costly and contradictory regulatory burdens on Eqonex, outside of management’s current expectations. In addition, jurisdictions that do not currently require licensing or qualifications to conduct Eqonex’s existing and planned activities may adopt regulatory regimes that do require them. Meeting such additional requirements could cause Eqonex to incur additional expenses, which could materially and adversely affect its business, financial condition and results of operations. In addition, even where activities have been approved and obtained necessary licenses, a change in the legal framework may render such activities illegal or no longer economically sustainable.

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

Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. The distributed ledger industry is a particular target for cybersecurity incidents, which may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to Eqonex’s systems or Eqonex’s clients’ or counterparties’ information, all of which may include confidential information. These individuals or groups include employees, third-party service providers, customers and hackers. The information and technology systems used by Eqonex and its service providers are vulnerable to unauthorized access, damage or interruption from, among other things: hacking, ransomware, malware and other computer viruses; denial of service attacks; network failures; computer and telecommunication failures; phishing attacks; infiltration by unauthorized persons; fraud; security breaches; usage errors by their respective professionals; power outages; terrorism; and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Recently, the virtual currency exchange industry has become a significant target for fraud. To date, Eqonex has only experienced phishing incidents, none of which have been material. While Eqonex deploys a range of defenses, it is possible Eqonex could suffer an impact or disruption that could materially and adversely affect Eqonex. The security of the information and technology systems used by Eqonex and its service providers may continue to be subjected to cybersecurity threats that could result in material failures or disruptions in Eqonex’s business. If these systems are compromised, become inoperable for extended periods of time or cease to function properly, Eqonex or a service provider may have to make a significant investment to fix or replace them. As a company whose material business lines include financial services, Eqonex has and will continue to have access to sensitive, confidential information of clients and counterparties and, in certain business lines, access to such clients and counterparties’ assets, which makes the cybersecurity risks identified above more important than they may be to other non-financial services companies.

Concerns about Eqonex’s practices regarding the collection use, disclosure, or safekeeping of confidential information, personal data, and assets, even if unfounded, could adversely affect its operating results. Furthermore, failures of Eqonex’s cybersecurity system could harm Eqonex’s reputation, subject it to legal claims and otherwise materially and adversely affect Eqonex’s business, financial condition and results of operations.

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

Eqonex has built and continues to develop its three divisions consisting of various products and services. While Eqonex will take steps to prevent or mitigate conflicts of interests, there are certain inherent and potential conflicts of interest in managing different business lines. Due to the broad scope of Eqonex’s current and anticipated business lines, potential conflicts of interest include situations where its services to a particular client, or Eqonex’s own investments or other interests, conflict, or are perceived to conflict, with the interests of another client, as well as situations where one or more of Eqonex’s business lines have access to material non-public information that may not be shared with its other business lines and situations where Eqonex may be an investor in an entity with which it also has an advisory or other relationship. Furthermore, the allocation of investment opportunities among its investors could also present a conflict of interest. In managing these different conflicts, fiduciary duty obligations may require Eqonex to resolve conflicts in favor of clients over itself or other third parties. Employees and executives may also have conflicts of interest in allocating their time and activity between the business lines. Appropriately identifying and dealing with conflicts of interest is complex and difficult, and Eqonex’s reputation could be damaged and the willingness of clients to enter into transactions with Eqonex may be affected if Eqonex fails, or appears to fail, to identify, disclose and deal appropriately with conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation or regulatory enforcement actions. As a result, failures to appropriately identify and address potential conflicts of interest could materially adversely affect Eqonex’s business, financial condition and results of operations.

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

Furthermore, Digital Assets are created, issued, transmitted, and stored according to protocols run by nodes within the blockchain network. It is possible these protocols have undiscovered flaws or could be subject to network scale attacks which could result in losses to Eqonex. Finally, advancements in quantum computing could break the cryptographic rules of protocols that support certain Digital Assets.

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

A number of companies that provide distributed ledger technology-related products and services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to distributed ledger technology-related companies, including Eqonex, for a number of reasons, such as perceived compliance risks. In addition to banks, other third-party service providers including auditors, lawyers and insurance providers may also decline to provide services to companies engaged in distributed ledger technology-related businesses because of the perceived risk profile associated with such businesses or the lack of regulatory certainty. The failure of distributed ledger technology-related businesses to be banked or obtain services could materially and adversely affect Eqonex’s business, financial condition and results of operation.

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

Macroeconomic developments, including the impact of the United Kingdom’s vote to exit the European Union, known as Brexit, evolving trade policies between the U.S. and international trade partners, including the PRC or the occurrence of similar events in other countries that lead to uncertainty or instability in economic, political or market conditions could negatively affect Eqonex’s business, operating results and financial conditions and/or any of its third-party service providers.

The impact of global events, including the ongoing conflict between Russia and Ukraine, may also negatively impact Eqonex.

Furthermore, any general weakening of, and related declining confidence in, the global economy or the curtailment of government or corporate spending could cause potential clients to delay, decrease or cancel purchases of Eqonex’s products and services and the adoption of distributed ledger technology in general.

While Eqonex shifted its incorporation from Hong Kong to Singapore in connection with the Business Combination, an element of Eqonex’s operations is expected to remain in Hong Kong. Hong Kong has been governed by the basic law, which guarantees a high degree of autonomy from the PRC in certain matters until 2047. If the PRC were to exert its authority to alter the economic, political or legal structures or the existing social policy of Hong Kong, investor and business confidence in Hong Kong could be negatively affected, which in turn could negatively affect markets and business performance and have an adverse effect on Eqonex. There is uncertainty as to the political, economic and social status of Hong Kong. Hong Kong’s evolving relationship with the PRC’s central government in Beijing has been a source of political unrest that has periodically resulted in large-scale protests, including those that occurred in 2019 in response to an extradition bill proposed by the Hong Kong government, which was subsequently waived. These protests created disruptions for businesses operating in Hong Kong and have negatively impacted the overall economy however, the frequency and intensity of protests have declined since the passing of the National Security Law.

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

Eqonex responded to the global outbreak of COVID-19 by taking steps to mitigate the potential risks to us posed by its spread and the impact of the restrictions put in place by governments to protect the population. Since 2020, the United Kingdom, Hong Kong, Singapore and governments around the world have taken a number of actions, including prohibiting residents from free travel, encouraging employees of enterprises to work from home, cancelling public activities, and closing corporate offices. In addition, as the outbreak continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities. Some employees and service providers have transitioned to work-from-home and Eqonex is operating as a remote-first company in certain jurisdictions. This subjects Eqonex to heightened operational risks. For example, technologies in employees’ and service providers’ homes may not be as robust as in Eqonex’s offices and could cause the networks, information systems, applications, and other tools available to employees and service providers to be more limited or less reliable than in offices. Further, the security systems in place at employees’ and service providers’ homes may be less secure than those used in the offices, and while Eqonex has implemented technical and administrative safeguards to help protect its systems as its employees and service providers work from home, Eqonex may be subject to increased cybersecurity risk, which could expose it to risks of data or financial loss and could disrupt its business operations. There is no guarantee that the data security and privacy safeguards Eqonex has put in place will be completely effective or that it will not encounter risks associated with employees and service providers accessing company data and systems remotely. Eqonex also faces challenges due to the need to operate with the remote workforce and are addressing those challenges to minimize the impact on its ability to operate.

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

Risks Related to Doing Business in Hong Kong

The recent PRC government intervention into business activities by U.S.-listed Chinese companies may indicate an expansion of the PRC’s authority that could negatively impact our existing and future operations in Hong Kong and China.

Eqonex Limited is incorporated under the laws of Singapore. We are not a mainland Chinese firm and neither us nor any of our subsidiaries is required to obtain permission from the government of the People’s Republic of China (“PRC”) to operate and issue our ordinary shares to foreign investors. We do not operate in the PRC and have no subsidiary located in China.

Recently, the Chinese government announced that it would increase supervision of mainland Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, police illegal activity in the securities market and punish fraudulent securities issuances, market manipulation and insider trading. China will also monitor sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly and financial technology regulation and, more recently with the passage of the Data Security Law, how companies collect, store, process and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

As a Singapore company that does not operate in the PRC, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or operation. However, because of the Company’s operations in Hong Kong and given the Chinese government’s significant oversight authority over the conduct of business in Hong Kong, there is always a risk that the Chinese government may, in the future, seek to affect operations of any company with any level of operations in mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence our current and future operations in Hong Kong and China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

If any or all of the foregoing were to occur, this could result in a material change in our Company’s operations and/or the value of our ordinary shares and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if certain laws and regulations of the PRC become applicable to a company such as us, including the PRC government ban on cryptocurrency and clarification that foreign exchanges are banned from providing services to mainland China residents. In that case, we may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice, and be forced to relocate our operations outside of Hong Kong.

Our custody business, Digivault, operates under a license from the United Kingdom; and our other business lines operate out of Singapore, the United Kingdom, Switzerland, the Seychelles, and otherwise outside of Hong Kong, with only operational support from within Hong Kong. We have 51employees in Hong Kong as of July 31, 2022. Although our principal executive offices are located in the United Kingdom, we continue to have support operations in Hong Kong, a special administrative region of the PRC, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. We are a Singapore company and not a mainland Chinese firm, and neither us nor any of our subsidiaries is required to obtain permission from the government of the PRC to operate and issue our ordinary shares to foreign investors. Eqonex and our subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission, CAC, and no other PRC entity is required to approve of the company’s operations. We do not believe that we are required to obtain any approvals to offer securities to foreign investors. If we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain approval in the future, obtaining such approvals could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including the ordinary shares, to significantly decline or be worthless.

If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including our ordinary shares, to significantly decline or become worthless. For example, if the PRC Data Security Law were to apply to our Hong Kong-based businesses, we could become subject to data security and privacy obligations, including the need to conduct a national security review of data activities that may affect the national security of the PRC, and be prohibited from providing data stored in Hong Kong to foreign judicial or law enforcement agencies without approval from relevant PRC regulatory authorities. Furthermore, if any law relating to the Public Company Accounting Oversight Board (“PCAOB”) access to auditor files were to apply to a company such as us or our auditor, the PCAOB may be unable to fully inspect our auditor, which may result in our securities, including our ordinary shares, being delisted or prohibited from being traded pursuant to the Holding Foreign Companies Accountable Act and materially and adversely affect the value and/or liquidity of your investment

It is noted that relevant parts of the PRC government have made recent statements or recently taken regulatory actions related to cryptocurrency, data security, anti-monopoly and overseas listings of mainland China businesses. For example, the People’s Bank of China (PBOC) announced in a joint release with the China Securities Regulatory Commission, the China Banking and Insurance Regulatory Commission and other regulatory agencies a ban on all cryptocurrency activities within mainland China, which includes services provided by overseas cryptocurrency service providers, such as Eqonex. In addition to the PBOC Ban, the PRC Data Security Law and the Draft Measures, relevant PRC government agencies have recently taken anti-trust enforcement action against certain mainland China-based businesses. We understand such enforcement action was taken pursuant to the PRC Anti-Monopoly Law which applies to monopolistic activities in domestic economic activities in mainland China and monopolistic activities outside mainland China which eliminate or restrict market competition in mainland China. In addition, in July 2021, the PRC government provided new guidance on PRC-based companies raising capital outside of the PRC, including through arrangements called variable interest entities (“VIEs”). In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. While, as our company currently does not have any operations in mainland China, including any customer-facing business in mainland China, and does not have a VIE structure, we believe that the recent statements or regulatory actions by the relevant parts of the PRC government, including statements relating to the PRC Data Security Law, the Draft Measures, the PRC Personal Information Protection Law and VIEs as well as the anti-monopoly enforcement actions, will not have any material adverse impact on our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange, there is no guarantee that this will continue to be the case or that the PRC government will not seek to intervene or influence our operations at any time. Should such statements or regulatory actions apply to a company such as us in the future, it would likely have a material adverse impact on our business, financial condition and results of operations, our ability to accept foreign investments and our ability to offer or continue to offer securities to investors on a U.S. or other international securities exchange, any of which may cause the value of our securities, including our ordinary shares, to significantly decline or become worthless.

Because, in part, we cannot predict the extent of such impact if such events were to occur, we have relocated our principal executive offices, employees, and operations out of Hong Kong and to the United Kingdom. We may also be forced to dissolve our Hong Kong subsidiary and incorporate one or more new entities outside of Hong Kong. While we believe we may be able to relocate and reorganize, as an early-stage enterprise with limited revenue and that is not currently profitable, the costs and expenses related to relocating our offices, employees, and operations, as well as the legal and professional fees associated with reorganizing certain legal entities, would likely have a material impact on our business, financial condition and results of operations. There can be no guarantee that Eqonex’s business lines, individually or together with our other business lines will be able to produce sufficient cash flows to fund the capital requirements and expenditures necessary to run the business and relocate.

The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

There are political risks associated with conducting business in Hong Kong.

During the period covered by the financial information included in this report, we had a substantial part of our operations in Hong Kong. We have since moved our principal place of business to the United Kingdom. Despite this change, since we maintain operations in Hong Kong, our business operations and financial condition may be affected by political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect the business operations of our Hong Kong subsidiaries. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that the PRC will not drive changes in the economic, political and legal environment in Hong Kong in the future. Since part of our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

Under the Basic Law of the Hong Kong Special Administrative Region of the PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region of the PRC issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China. President Trump signed an executive order and the Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected.

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The Hong Kong government may face further restrictive measures from PRC government in the future.

The PRC government may intervene or influence our operations in Hong Kong at any time or may exert more control over offerings conducted overseas and/or foreign investment in us. We cannot assure you that the Hong Kong government will not be facing further restrictive measures from PRC’s government in the future. The PRC government’s further potential restrictive regulations and measures could increase our existing and future operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our existing and future business operations, which could further adversely affect our business and prospects.

Interpretation of PRC laws and the implementation of National Security Law in Hong Kong involve uncertainty.

The PRC’s legal system is based on written statutes, and prior court decisions can only be used as a reference. Since 1979, the PRC’s government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of PRC’s laws and regulations involves a degree of uncertainty. Some of these laws may be changed with little advance notice, without immediate publication or may be amended with retroactive effect.

Depending on the government agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than our competitors, particularly if a competitor has long been established in the locality of, and has developed a relationship with such agency. In addition, any litigation may be protracted and result in substantial costs and a diversion of resources and management attention. All of these uncertainties may cause difficulties in the enforcement of our rights, entitlements under our permits and other statutory and contractual rights and interests.

Our ordinary shares may be delisted or prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB were unable to fully inspect our auditor. The delisting or the cessation of trading of our ordinary shares, or the threat of them being delisted or prohibited from being traded, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections of our auditor, it would deprive our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that has issued the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Under current practice and PRC law, the PCAOB is currently unable to inspect the audit work and practices of PCAOB-registered firms in mainland China. Our auditor is located in the United States, with affiliates in Singapore and Hong Kong, and the PCAOB has not been legally restricted from inspecting PCAOB audits relating to operations in Hong Kong. As noted above, except for the Basic Law, national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. National laws of the PRC relating to PCAOB access to auditor files have not been listed in Annex III and so do not apply directly to Hong Kong. The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. To the extent any PRC laws and regulations become applicable to a company such as us or our auditor, the PCAOB may be unable to inspect our auditor. The lack of inspection could cause trading in your securities to be prohibited under the HFCAA and as a result the Nasdaq may determine to delist your ordinary shares.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Act. We would be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

In May 2021, the PCAOB issued a proposed rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, for public comment. The proposed rule is related to the PCAOB’s responsibilities under the HFCAA, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021. On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

In December 2021, the SEC adopted rules to implement the HFCAA and pursuant to the HFCAA, the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

If for whatever reason the PCAOB is unable to conduct full inspections of our auditor, such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded. If our securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct full inspections of our auditor, we and investors in our ordinary shares would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct full inspections of auditors would make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our independent registered public accounting firm, Mazars USA LLP, is not subject to the determinations announced by the PCAOB on December 16, 2021. Mazars USA LLP is headquartered in the United States. Mazars USA LLP is not headquartered in the PRC or Hong Kong. The PCAOB currently has access to inspect the working papers of Mazars USA LLP. As a result, we do not believe the HFCAA and related regulations will affect our company. If, however, our independent registered public accounting firm, or its affiliates, were denied, even temporarily, the ability to practice before the SEC and PCAOB, and it were determined that our financial statements or audit reports are not in compliance with the requirements of the U.S. Exchange Act, we could be at risk of delisting or become subject to other penalties that would adversely affect our ability to remain listed on the Nasdaq.

Risks Related to Custody Business

Development of the Custody Business poses financial, technological and regulatory challenges and Eqonex may not be able to successfully develop and market the custody solutions.

The continued development of the custody solutions, known as Kelvin and Helios requires significant capital funding, expertise on the part of Eqonex’s management and time and effort in order to be successful. Digivault may have to make changes to the specifications of the custody solutions for any number of reasons and it may be unable to further develop the service in a way that realizes those specifications. The custody solutions, even if successfully developed and maintained, may not meet investor expectations. For example, there can be no assurance that the custody solutions will provide less expensive or more efficient services than are currently available for traditional assets (or even other Digital Assets). Furthermore, the custody solutions may experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively the volume of Digital Assets being held.

There can be no assurance that Digivault by itself or together with Eqonex’s other business lines will be able to produce sufficient cash flows to fund the ongoing capital requirements and expenditures necessary to run the custody solutions. Digivault may not have or may not be able to obtain the technical skills, expertise, or regulatory approvals needed to successfully further develop the custody solutions. While Eqonex has sought to retain and continues to competitively recruit experts, there may, from time to time, be a scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain the custody solutions. In addition, there are significant legal and regulatory considerations that will need to be addressed in order to develop and maintain the custody solutions, and addressing such considerations will require significant time and resources. Despite launching both Kelvin and Helios, there can be no assurance that Digivault will be able to develop the custody solutions in such a way as to fully achieve its goals and satisfy the complex regulatory requirements that are applicable to them and acquire the necessary licenses to expand the operation. If Eqonex is not successful in its efforts to develop and maintain the custody solutions in ways that are compliant with all regulatory and legal requirements, and demonstrate to users the utility and value of such a service, or if there is not sufficient demand for the custody solutions for them to be commercially viable, Digivault may not be viable, which could have a material adverse effect on Eqonex’s business, financial condition and results of operations.

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

Regulatory authorities may revoke licenses previously granted

Regulatory authorities, including but not limited to the FCA, may revoke licensed previously granted if Eqonex fails to comply with the necessary conditions associated with the license. Any loss of license and resulting reputational damage could have a material adverse effect on Eqonex’s business, financial condition and results of operations.

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

The custody solutions, their structural foundation, and the software applications and other interfaces or applications upon which they rely are relatively unproven, and there can be no assurances that the custody solutions are or will be fully secure, which may result in a complete loss of investors’ Digital Assets and an unwillingness of market participants to access, adopt and utilize Digital Assets or the custody solutions. Examples of the above include, but are not limited to:

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

Risks Related to Bletchley Park

Changes in the value of Eqonex’s assets under management (“AUM”) may cause revenue and earnings to decline.

The Bletchley Park business revenue is expected to be primarily composed of fees based on a percentage of the value of AUM and, in some cases, performance fees which are normally expressed as a percentage of returns to the client. Numerous factors, including price movements in the assets in the markets in which Bletchley Park manages assets, could cause:

●	the value of assets AUM, or the returns that Bletchley Park realizes on AUM, to decrease;
●	the withdrawal of funds from any products offered by Bletchley Park in favor of products offered by competitors; or
●	a decrease in the amount of such capital available to invest.

The occurrence of any of these events may cause AUM, revenue and earnings, if any, to decline and may negatively impact the success of the Asset Management Business.

Bletchley Park’s business is highly regulated and regulators may apply or interpret these regulations with respect to Digital Assets in novel and unexpected ways.

Asset management is a highly regulated business subject to numerous legal and regulatory requirements. These regulations are intended to protect customers whose assets are under management and, as such, may limit Eqonex’s ability to develop, expand or carry out its asset management business in the intended manner. Furthermore, the funds in which Bletchley Park invests will be subject to regulatory regimes that are not clear or are not yet developed. To the extent that there is any ambiguity as to whether an asset under the management of a fund in which Bletchley Park invests is deemed a security, the applicability of many regulations to such fund, will not be clear and could indirectly adversely affect the Asset Management Business. Furthermore, Bletchley Park must address conflicts of interest, as well as the perception of conflicts of interest, between itself (including the other business lines of Eqonex) and its clients and funds. In particular, Blecthley Park will be required to act in the best interest of its clients and funds, which may include allocating opportunities to its clients and funds rather than to its own principal business lines. In addition, regulators have substantial discretion in determining what is in the best interest of a client of a fund and have increased their scrutiny of potential conflicts. Appropriately dealing with conflicts of interest is complex and if Bletchley Park fails, or appears to fail, to deal appropriately with any of these conflicts of interest, it may face reputational damage, litigation, regulatory proceedings, or penalties, fines or sanctions, any of which may have a material and negative impact on Eqonex’s business, financial condition and results of operations. In addition, to the extent that Bletchley Park is required to obtain client or investor consent in connection with any potential conflict, any failure or delay in obtaining such consent may have a material and negative impact on Bletchley Park’s ability to take advantage of certain business opportunities.

Bletchley Parks’ investments in other investment vehicles may be subject to substantial risk.

On behalf of itself and its managed funds, Bletchley Park may make direct or indirect investments in pooled investment vehicles, which may expose it to all the risks of those vehicles’ investments. The values of pooled investment vehicles are subject to change as the values of their respective assets fluctuate. To the extent that Bletchley Park invests in managed pooled investment vehicles, the performance of the investments in such vehicles will be dependent on the investment and research abilities of persons other than Bletchley Park. The securities offered by such vehicles typically are not registered under applicable securities laws and are offered in transactions that are exempt from registration.

The Digital Assets funds in which Bletchley Park invests are by their nature small and unproven.

Given that Bletchley Park may invest in funds with little or no track record, there is a risk that such funds may not generate the returns anticipated by Bletchley Park and may even result in the complete loss of the investment allocated to such funds.

Risks Related to the Brokerage Business

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

Eqonex is not obligated to, and often at times may not, hedge its exposures. However, from time to time, it may use a variety of financial instruments and derivatives, such as options, swaps and forward contracts, for risk management purposes, including to: protect against possible changes in the market value of Eqonex’s investment or trading assets resulting from fluctuations in the securities markets and changes in interest rates; protect Eqonex’s unrealized gains in the value of its investments or trading assets; facilitate the sale of any such assets; enhance or preserve returns, spreads or gains on any trade or investment; hedge the interest-rate or currency-exchange risk on any of Eqonex’s liabilities or assets; protect against any increase in the price of any assets that Eqonex anticipates purchasing at a later date; or any other end that Eqonex deems appropriate. The success of any hedging activities by Eqonex will depend, in part, on its ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the assets being hedged. Since the characteristics of many assets change as markets change or time passes, the success of Eqonex’s hedging strategy will also be subject to its ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. In addition, while Eqonex may enter into hedging transactions to seek to reduce risk, such transactions may actually increase risk or result in a poorer overall performance for Eqonex than if it had not engaged in such hedging transactions.

Eqonex may make, or otherwise be subject to, trade errors.

Errors may occur with respect to trades executed by or on behalf of Eqonex. Trade errors can result from a variety of situations, including, for example, when the wrong asset is purchased or sold or when the wrong quantity is purchased or sold. Trade errors frequently result in losses, which could be material. To the extent that an error is caused by a third party, Eqonex may seek to recover any losses associated with the error, although there may be contractual or other limitations on any third party’s liability with respect to such error.

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

Risks Related to the Lending Business

The Lending Business may never become successful.

The Lending Business launched in July 2021. In June 2021 Eqonex invested $0.9 million in the purchase of a perpetual software license to provide technology to operate the Lending Business which may never result in a positive return. Eqonex can make no assurance that the Lending Business will be successful or that Eqonex will have sufficient capital and other resources to support the business.

Regulatory authorities may not permit, or may limit the ability of, Eqonex to facilitate borrowing or lending

Eqonex may need the approval of various regulatory authorities to permit Eqonex to engage in borrowing and / or lending activities. If any regulatory authority refuses approval to Eqonex to engage in such activities then, such authority could prevent the Eqonex Lending Business from ever becoming active or could limit the business to operating within a narrow scope and thereby not reach its full potential. The regulatory landscape that Eqonex needs to navigate in order to facilitate the Eqonex Lending Business is extensive and changing, and Eqonex may not be able to successfully activate this business without required approvals.

Furthermore, laws and regulations may change over time. Therefore, even if Eqonex were to acquire necessary approvals or licenses, an ongoing threat to Eqonex’s business would remain that such permission to operate could be subsequently revoked or materially altered over time, which could have a material adverse effect on the Eqonex Lending Business.

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

A material component of the viability of the Eqonex Lending Business will be the willingness of clients to engage in borrowing and lending activity with Eqonex. In addition to the competitive threats mentioned, this could be impacted by a general inability to attract a sufficient number of customers seeking to engage in this activity. Furthermore, this activity may require not just sufficient borrowers or lenders, but a sufficient balance of borrowers and lenders to sustain a viable business model.

Failure to accurately document transactions, terms and covenants may give risk to significant legal risks.

Clients of the Eqonex Lending Business may deal with Eqonex acting, potentially, as either principal or agent. In either case Eqonex is likely to have a material role in designing and executing the legal terms of transactions. Transactions will need to specify terms and conditions and may be relatively standardized or bespoke, which can lead to even higher litigation risk. Additionally, Eqonex Lending may involve the offering of leverage. Providing leverage for traded products can lead to losses being magnified. Clients with magnified losses may be more likely than other clients to resort to litigation.

Digital Assets are extremely volatile and are subject to market risks

Digital Assets are extremely volatile and where the Eqonex Lending Business involves the provision of leverage for the purposes of trading, clients’ market risk may be magnified; this can in turn result in credit risk for Eqonex where a client’s market risk losses exceed the collateral provided by the client. Also, where Eqonex performs a role as agent, seeking to effectively match borrowers and lenders on the same terms, it may act as principal holding positions for short periods in the course of matching lenders and borrowers. In any of these cases, Eqonex could be exposed to market risks and this would be highlighted in cases of extreme market turbulence and large sudden moves in digital asset prices.

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

Clients may have a negative impact on the safety and security of the assets held with Lending Businesses

Following the collapse of some large Lending Businesses in June/July 2022 and the financial loss to their client there may be a lasting negative view of Lending Businesses in general. Such a negative sentiment could lead to a reduction in the number of clients and transactions being executed which could have an adverse effect on Eqonex’s business, financial condition and results of operation

Risks Related to the Investment Products Business

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

The business plan of the Investment Products Business will seek clients of varying expertise, including retail clients, as possible end clients, to whom the greatest duty of care may be owed and to whom the greatest regulatory protection may be given. If an investment product is not described accurately or completely, either in print or orally, investors may not be able to make an informed decision as to the risk profile of the investment product, which may result in litigation, regulatory fines, investigations and restitution. Even if such inaccurate disclosure is alleged but not proven, the Investment Products Business and Eqonex may face significant reputational damage as a result. Any of the above may have a material adverse effect on the business, financial condition and operations results of Eqonex.

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

Eqonex expects its independent registered public accounting firm will be required to formally attest to the effectiveness of internal control over financial reporting commencing with its second annual report on Form 20-F. Eqonex expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, Eqonex’s management attention may be diverted from other business concerns, which could harm the business, operating results, and financial condition. Although Eqonex has already hired additional employees to assist in complying with these requirements, its finance team is small and it may need to hire more employees in the future, or engage outside consultants, which will increase operating expenses.

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

Eqonex’s ordinary shares are listed on Nasdaq. On July 21, 2022, we received a written notice from Nasdaq that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Rules for continued listing on Nasdaq. If it continues to violate Nasdaq listing requirements, its ordinary shares may be delisted. If it fails to meet any of Nasdaq’s listing standards, its ordinary shares may be delisted. In addition, the board of directors may determine that the cost of maintaining the listing on a national securities exchange outweighs the benefits of such listing. A delisting of Eqonex’s ordinary shares may materially impair shareholders’ ability to buy and sell our ordinary shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, Eqonex ordinary shares. The delisting of ordinary shares could significantly impair Eqonex’s ability to raise capital and the value of your investment.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against Eqonex or its management named in this report based on foreign laws.

Eqonex is incorporated under the laws of Singapore. Eqonex conducts its operations outside the United States and substantially all of our assets are located outside the United States. In addition, a majority, if not all, of Eqonex’s directors and executive officers and the experts named in this report reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against Eqonex or against them in the United States in the event you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Singapore or other relevant jurisdiction may render you unable to enforce a judgment against Eqonex assets or the assets of its directors and officers.

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

Eqonex has, and in the future, may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of Eqonex debt securities, and lenders with respect to other borrowings Eqonex may make, would receive distributions of Eqonex available assets prior to any distributions being made to holders of our ordinary shares. Moreover, if Eqonex issues preferred shares, the holders of such preferred shares could be entitled to preferences over holders of ordinary shares in respect of the payment of dividends and the payment of liquidating distributions. Because Eqonex’s decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond Eqonex’s control, Eqonex cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of Eqonex’s ordinary shares must bear the risk that any future offerings Eqonex conducts or borrowings Eqonex makes may adversely affect the level of return, if any, they may be able to achieve from an investment in Eqonex ordinary shares.

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

In addition to the above factors, the price and trading volume of Eqonex’s ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting Eqonex or its industry;
●	variations in Eqonex’s revenue, profit, and cash flow;
●	changes in the economic performance or market valuations of other financial services firms;
●	actual or anticipated fluctuations in Eqonex’s results of operations and changes or revisions of its expected results;
●	changes in financial estimates by securities research analysts;
●	detrimental negative publicity about Eqonex, its services, its officers, directors, shareholders, other beneficial owners, its business partners, or its industry;
●	announcements by Eqonex or Eqonex competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raises, or capital commitments;
●	additions to or departures of senior management;
●	litigation or regulatory proceedings involving Eqonex, its officers, directors, or shareholders; and
●	sales or perceived potential sales of additional ordinary shares.

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

While utilizing all available tools to defend itself and its assets against these short seller efforts, there is limited regulatory control, making such efforts an ongoing concern for any public company. While Eqonex moves forward in its business development strategies in good faith, there are no assurances that Eqonex will not face more of these short sellers’ efforts or similar tactics by bad actors in the future, and the market price of its common stock may decline as a result of their actions or the action of other short sellers.

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

Eqonex’s operations could be interrupted or disrupted if Eqonex’s vendors and third-party service providers, or even the vendors of such vendors and third-party service providers, experience operational or other systems difficulties, terminate their service, fail to comply with regulations, raise their prices or dispute key intellectual property rights sold or licensed to, or developed for, Eqonex. Eqonex may also suffer the consequences of such vendors and third-party providers’ mistakes. Eqonex outsources some of its operational activities and accordingly depends on relationships with many vendors and third-party service providers. For example, Eqonex relies on vendors and third parties for certain services, including know-your-customer (“KYC”) and anti-money laundering (“AML”) background checks. The failure or capacity restraints of vendors and third-party services, a cybersecurity breach involving any third-party service providers or the termination or change in terms or price of a vendors and third-party software license or service agreement on which Eqonex relies could interrupt Eqonex’s operations. Replacing vendors and third-party service providers or addressing other issues with Eqonex’s vendors and third-party service providers could entail significant delay, expense and disruption of service. As a result, if these vendors and third-party service providers experience difficulties, are subject to cybersecurity breaches, terminate their services, dispute the terms intellectual property agreements, or raise their prices, and Eqonex is unable to replace them with other vendors and service providers, particularly on a timely basis, Eqonex’s operations could be interrupted. If an interruption were to continue for a significant period, Eqonex’s business, financial condition and results of operations could be adversely affected. Even if Eqonex can replace vendors and third-party providers, it may be at a higher cost to Eqonex, which could also adversely affect Eqonex’s business, financial condition and results of operations.

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

Eqonex could incur significant costs and management distraction in pursuing claims to enforce its intellectual property and proprietary rights through litigation and defending any alleged counterclaims. If Eqonex is unable to protect or preserve the value of its patents, trade secrets, trade and service marks, copyright, or other intellectual property and proprietary rights for any reason, its brand and reputation could be damaged and its business, financial condition and results of operations could be materially adversely affected.

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

In addition, Eqonex currently operates and is seeking to run many business lines and, while these business lines are anticipated to be complimentary, there can be no assurance that Eqonex will be able to effectively deliver internal or external resources effectively to each business line as and when needed, particularly when multiple business lines are experiencing high levels of need at the same time. Finally, many of Eqonex’s business lines are interlinked. For example, EQONEX Investment Products is expected to be closely related to Digivault. Delays or the inability to roll out products in one business line may pose corresponding issues in other business lines.

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

Item 4. Information on the Company

4A. History and Development of the Company

General Corporate Information

The legal and commercial name of our company is Eqonex Limited. We were incorporated under the laws of the Singapore in 2019 under the name Diginex Innovations Limited with the sole share being held by Miles Pelham. Upon completion of the Business Combination, Diginex Innovations Limited changed its name to Diginex Limited and became the parent of the Eqonex Group. Prior to the Business Combination, the parent for the Eqonex Group was Diginex Hong Kong. In June 2021, the Company announced that it was unifying its businesses under the EQONEX brand and changed its name to Eqonex Limited. The rebrand followed the divestment of Diginex Solutions, the ESG blockchain solutions company, in May 2020 and the impending lapse of the license to use the “Diginex” brand at the end of June 2021.

In October 2020, we completed our listing on Nasdaq following the completion of the Business Combination with 8i. Prior to the Business Combination, 8i was listed on Nasdaq as a Special Purpose Acquisition Company. Since October 1, 2020, our ordinary shares have traded on the Nasdaq under the symbol “EQOS.” The Company also had warrants listed on Nasdaq that were issued as part of the Business Combination. These warrants were fully redeemed in February 2021.

The registered office of Eqonex is 140 Robinson Road, #18-01 Tahir Building, Singapore 068907 Singapore with the principal executive offices being 118 Piccadilly, Mayfair, London W1J 7NW, United Kingdom. The contact telephone number for both locations being +44 (0) 2034 050440.

The SEC maintains an internet site at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC.

We routinely post important information on our website at https://group.eqonex.com/. This website and the information contained therein or connected thereto shall not be deemed to be incorporated into this Annual Report.

Capital Expenditures

During the years ended March 31, 2022, 2021 and 2020, our capital expenditures from continuing operations were $4.4 million, $6.3 million and $10.7 million, respectively. In the year ended March 31, 2022, $0.9 million of the capital expenditure was funded by the issuance of equity and $0.6 million and $5.4 million for the years ended March 31, 2021 and March 31, 2020 respectively. All other capital expenditure was funded by cash payments. The focus of our capital expenditure program has been the expansion and development of EQONEX Exchange, the digital asset exchange.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

-	The initial build and subsequent product and feature enhancement for EQONEX Exchange
-	The continued build and feature improvement of Digivault
-	Leasehold improvements for office space

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

Custodial services for Digital Assets continue to grow and are now providing insured custody for Digital Assets. According to Blockdata, a market intelligence platform for blockchain and other distributed ledger technology, the assets under custody have grown by approximately 600% since the beginning of 2019 to approximately $233 billion in January 2022. We believe the market size to potentially be higher as various custody providers do not disclose the number of assets under custody.

The market for securitized crypto products that can be accessed via traditional stock exchanges and structured investment products for high-net-worth individuals and institutional investors continues to grow as more well-known institutions from traditional finance begin entering the sector. According to internal data, assets under management across Bitcoin ETN globally was approximately $3.7 billion in March 2022.

We expect the size of the Digital Assets industry to continue to grow significantly, particularly through the disruption of traditional financial services, and has developed several business lines in anticipation of this growth.

4.B. Business Overview

We are a Digital Assets financial services company focused on fairness, governance, and innovation. Our current business operations and our principal activities are conducted through individual business lines under each of our three divisions. The three divisions are: (i) Custody, (ii) Asset Management, and (iii) Brokerage. Our Custody division is composed of Digivault, our FCA-licensed hot and cold Digital Assets custodian. Our Asset Management division is composed of Bletchley Park, our fund of hedge funds; and EQONEX Investment Products, which issues exchange-traded products. Our Brokerage division is composed of Eqonex OTC, an over-the-counter brokerage business; Eqonex Lending, a borrowing and lending business; and the Structured Products Business, which will seek to offer private placements tailored to client demand against underlying crypto assets.

On August 15, 2022, we announced that we will cease operations for the EQONEX Exchange. Intense market competition and low margins, combined with the significant technological load required to ensure optimal performance has made running a profitable exchange increasingly challenging, especially in the current environment where crypto exchange volumes have fallen. Closing the Exchange will improve our financial position by materially reducing the high-cost structure associated with operating the Exchange, and free up resources to drive growth in the segments where we have significant competitive strengths. With the ceasing of operations of the Exchange, exchange fee income and trading income generated in relation to the Exchange and liquidation reserve management respectively will also cease. In addition, Access Trading, our trade execution and risk management platform, is being decommissioned and should cease being offered to clients during the third quarter of calendar year 2022. Our Capital Markets business ceased being active during the year ended March 31, 2021. Details about our current and legacy businesses can be found below under “Our Business Lines,” including information on each business line.

The Eqonex Group has employees and contractors located in United Kingdom, Hong Kong, Singapore, Vietnam, Switzerland, France, China, Philippines and USA.

Revenue for each of the last three fiscal years was as follows:

	For the year ended March 31,
in USD millions	2022	2021	2020
Current Business
Custody	0.1	0.0	0.0
Asset Management	0.6	0.0	0.1
Brokerage	0.3	0.0	0.0
	1.0	0.0	0.1
Legacy/Discontinued Business
Exchange	4.2	0.2	0.0
Trading	0.1	0.1	0.1
Capital Markets	-	0.0	0.3
	4.3	0.3	0.4
	5.3	0.3	0.5

We own and control a variety of intellectual property, including but not limited to proprietary information and software and applications that, in the aggregate, are material to our business. The proprietary software related to our Custody Business is material to our business. No other individual instance of intellectual property is material to the Company.

Summary of Our Business Lines

Unless otherwise stated, Eqonex owns 100% of all business lines discussed in this Annual Report.

Custody

Digivault (“Custody Business” or “Digivault”): Eqonex’s custody solution, Digivault, offers an institutionally focused, highly secure Digital Asset custodian. In May 2021, Digivault received approval from the FCA to register as a custodian wallet provider under the Money Laundering, Terrorist Financing and Transfer of Funds (Information of the Payer) Regulations 2017 (MLR 2017), as amended by the Money Laundering and Terrorist Financing (Amendment) Regulations 2019. Digivault offers a cold storage solution, known as Kelvin, and a warm storage solution, known as Helios, for Digital Assets and targets, primarily institutional clients.

Asset Management

Bletchley Park provides Digital Asset investment solutions for institutional and professional investors. Bletchley Park has been managed from Switzerland since the final quarter of 2020 in order to be more geographically aligned with key staff and the business operates in compliance with the regulatory framework of the OSIF. Prior to relocation, the business was managed from Hong Kong where we continue to retain our SFC Type 4 and Type 9 licenses. We opened our first fund of hedge funds, consisting of a selection of Digital Asset hedge funds, in November 2019. The fund’s aim is to generate positive returns irrespective of the underlying market environment by ensuring that the fund is exposed to a diverse range of alpha focused investment strategies utilized by various managers.

EQONEX Investment Products: The Investment Products Business issues securitized products that can be accessed via traditional stock exchanges. The first such issuance was a BTC/EUR ETN on July 11, 2022, which was listed on the Frankfurt Exchange.

Brokerage

EQONEX OTC: The OTC Business offers brokerage services through a white glove experience tailored for institutions, family offices, and high-net-worth individuals.

EQONEX Lending: The Borrowing & Lending Business launched in July 2021 and provides liquidity to borrowers with interesting returns for longer-term holders and lenders.

EQONEX Structured Products: The Structured Products Business will seek to offer bespoke private placements tailored to client demand against underlying crypto assets.

Our Business Lines

The Custody Business

Overview

Digivault (“Custody Business”, “Digivault”): Eqonex’s custody solution is an institutionally focused, highly secure digital asset custodian that started to accept client assets from October 2019. The business operates both cold (“Kelvin”) and warm (“Helios”) custody services. The business commenced services by offering BTC custody and followed shortly thereafter with ETH. The assets that Digivault can provide custody services for continue to grow and the business currently supports the following (1) blockchains: BTC, ETH, BCH, DOT, XRP, BNB Smart Chain (supported from July 2022), (2) stablecoins: USDC, USDT, TUSD, BUSD (supported from July 2022), and (3) over 70x ERC20 tokens. Support for SOL and additional BEP20 tokens are currently under development.

Digivault has in place a crime insurance policy and is insured by certain London insurance companies and syndicates, rated A- or higher by S&P. Key aspects covered by the policy include internal or external theft, including theft of private keys.

During the year ended March 31, 2022, Digivault continued to grow assets under custody and generate revenues. The revenues of the Custody Business for the year ended March 31, 2022, was $0.1 million with assets under Custody of $110.0 million.

In November 2021, Digivault and Asset Reality, the world’s first end-to-end solution for recovering, managing and realizing seized crypto assets, entered into a partnership aimed at making the digital asset ecosystem safer by assisting global law enforcement agencies and victims of cybercrime with asset recovery. As part of the partnership, Digivault provides secure storage for seized digital assets during the period of the court proceedings. Together, both parties have been engaging with a growing list of government and law enforcement agencies across the UK and Europe. In February 2022, as part of the partnership, Digivault commenced the storage of digital assets seized by Belgian law enforcement and has subsequently commenced the storage of assets on behalf of two further governments. In July 2022, Digivault entered into a partnership with poundtoken.io, the first British-Isles regulated stablecoin that is 100% backed by GBP, where it will offer the holders of poundtoken secure custody in the UK, through its cold and warm custody solutions.

Sales and Marketing

Digivault is focused on institutional and high net worth individual clients and as a result business development and marketing is centred upon on attending industry events and bolstered by social media, webinar/podcast appearances and press engagement. Sales of the Digivault solutions is led by a dedicated sales team and supported by the wider Eqonex group sales members. The sales approach is also supported by submission for RFQs by institutions looking for custody solutions and by referrals.

Digivault has identified and focused upon a newly emerging requirement, securing digital assets on behalf of Government departments/law enforcement agencies. This growing segment of the market is currently underserviced. Digivault’s partnership with Asset Reality, while still in its infancy, has already lead to assets being secured for a European Government and a UK law enforcement agency.

The assets held under custody relate to clients in Asia (c. 30%), Europe (c. 20%), USA (c. 40%) and the Middle East (c. 10%).

Competition and Pricing

Digital asset custody continues to be a focal point within the digital asset sector, with safety and security being a key consideration for new entrants. Within the sector there have been notable purchases of custodians: Bitpanda adding Trustology (now Bitpanda Custody Ltd) to their portfolio and Galaxy Digital acquiring BitGo. The implications of internalizing these custody service platforms have yet to be seen.

Digivault continually monitors the competitive landscape in terms of pricing so that it remains competitive and adapts to market conditions. Custody prices continue to remain relatively stable; there has been a small amount of price compression but such price compression has not been significant.

Government Regulation

Digivault continues to be registered by the FCA under their crypto asset registration program (registration number: 927958). The FCA’s full register contains 36 companies and the FCA’s temporary register is now closed but contains one company awaiting final approval or removal (there were approximately 200 firms that applied for registration).

Digivault has temporarily paused the application for a custody license facilitating the “safeguarding and administering investments” that will enable Digivault to provide custody services for Digital Securities due to changes in market conditions which has not seen the expected adoption of tokenised assets. However, recent proposals on definition of digital assets between security and commodity could drive the need for this additional license and Digivault intends to resume this application process in Q4 2022.

Global regulations continue to develop, as they do, Digivault will continue to monitor and assess the regulatory requirements to expand operations globally.

The Asset Management Business

The Asset Management Business manages Bletchley Park Multi-Strategy Fund through Eqonex SA and uses globally recognized exchanges to offer publicly traded products that track the performance of the most liquid crypto assets.

Asset Management – Bletchley Park

Overview

The Bletchley Park business provides Digital Asset investment solutions for institutional and professional investors. Management has been undertaken from Eqonex SA, a legal entity domiciled in Switzerland, since the final quarter of 2020 in order to be more geographically aligned with key staff and the business operates in compliance with the regulatory framework of the OSIF. It is a member of the Association Romande des Intermédiaires Financiers (ARIF), a Self-Regulatory Organization recognized by the Swiss Financial Market Supervisory Authority (FINMA). Eqonex SA is currently operating in Switzerland under licensing exemption, but will be required to obtain a licence with FINMA by January 1, 2023 pursuant to the new licensing regime under the Swiss Financial Institution Act (FinIA). Eqonex SA is also registered as an exempt reporting advisor (ERA) with the Securities and Exchange Commission. Prior to relocation, the business was managed from Hong Kong where the business continues to retain its SFC Type 4 and Type 9 licenses.

The business opened its first fund, the Bletchley Park Multi-Strategy Fund (“BPMSF”), consisting of a selection of digital asset hedge funds, in November 2019. The BPMSF is organized as a master Cayman fund with feeder funds (each of which is managed by Eqonex SA), where the investable assets of each feeder fund are invested in the participating shares of the master fund. A US feeder fund was established during the final quarter of 2021 to address growing interest in the Fund from US investors via private placements exempt from registration pursuant to Regulation D under the Securities Act.

The fund has generated cumulative positive returns since the launch and aims to ensure that the fund is exposed to a diverse range of alpha focused investment strategies utilized by various managers.

The initial strategy of BPMSF was to raise seed capital and create a live track record of returns prior to raising additional capital. The seed capital was offered an entry point with zero fees and in January 2021, BPMSF commenced raising additional capital. The fee structure for new investment varies depending on the level of investment. The initial strategy of BPMSF has now been achieved having generated positive returns over its three-year track record.

Separately to BPMSF, in November 2018, Eqonex acquired 75% of Bletchley Park Asset Management Jersey Limited (“BPAMJ”) and subsequently acquired the remaining 25% in March 2020. Prior to the year ended March 31, 2021, the underlying funds of BPAMJ had been liquidated and BPAMJ now remains dormant and will eventually be wound up.

At March 31, 2022, BPMSF had $32.6 million assets under management.

The revenues for the three years ended March 31, 2022, 2021 and 2020 were:

	For the year ended March 31,
In USD million	2022	2021	2020
BPMSF	0.6	0.0	-
BPAMJ	-	-	0.1
	0.6	0.0	0.1

Sales and Marketing

Since January 2021 (after the seed capital period), BPMSF has been promoted to qualified investors which saw the assets under management increase to $32.6 million at March 31, 2022, from $9.4m at March 31, 2021. The increase is largely attributable to (i) investors’ growing interest in digital asset, (ii) Eqonex SA’s partnership with a range of licensed distributors, placement agents and introducers across various jurisdictions, and (iii) the establishment of a US feeder fund and positive returns generated by the fund.

At March 31, 2022, the assets under management originated from Asia (47%), Europe (22%) and from Switzerland (26%). 56% of the clients were high net-worth individuals, 22% External Asset Managers and 22% Institutions.

Competition and Pricing

Currently, to the best of our knowledge, there are only a few direct competitors to BPMSF. Most of the competition originates from single strategies, single portfolio manager solutions rather than diversified fund of hedge fund.

Similar structures to BPMSF also tend to mix liquid and less liquid strategies in their offering as well as directional and non-directional strategies to a much larger extent compared to BPMSF which focuses on liquid and alpha focused strategies mainly.

While we believe direct competition is limited, our pricing structure is competitive when compared to traditional asset management structures.

Government Regulation

Eqonex SA currently operates as an asset manager in Switzerland under licensing exemption, but will be required to obtain a licence with FINMA by January 1, 2023 pursuant to the new licensing regime under the Swiss Financial Institution Act (FinIA). Eqonex SA is registered as an exempt reporting advisor (ERA) with the Securities and Exchange Commission.

Asset Management - Investment Products Business

Overview

The Investment Products Business seeks to originate and distribute products whose performance will be driven by various underlying assets, particularly Digital Assets. The products may further include other assets such as equities or currencies, for example, as a collective basket of assets, or in relative performance to such other assets. The Investment Products business was launched in the third quarter of 2022 with the listing of Eqonex’s first exchange-traded product, a bitcoin ETN on the Frankfurt Exchange in July 2022. The bitcoin ETN prospectus was approved by Germany’s Federal Financial Supervisory Authority. The types of products created will seek to appeal to investors whose needs may not be met by accessing products presently available via the traditional Exchange or OTC Business. As an example, some clients may wish to gain exposure to Digital Assets, such as bitcoin, in the format of a transferable security, such as a note, certificate or warrant. Such investors may also have a desire to access such products on specific venues of their preference, such as local stock exchanges, and via accounts of their preference, such as brokerage accounts. Furthermore, certain investors have specific risk and return objectives that might not be met in traditional generic investments or OTC products where investment return would usually be reflected one to one with price movements of the underlying assets. Some investors might desire to have exposure to an underlying Digital Asset with reduced market exposure (e.g. via capital protected notes), or to increase risk (e.g. via leverage), or to potentially generate growth or other forms of income in relation to agreed price movements of the underlying asset.

Sales and Marketing

It is anticipated that a large component of sales will be via regulated distributors and intermediaries akin to financial advisers or brokers rather than direct relationships with end investors, though that is not precluded and will be a meaningful component of the bespoke structured products business. Marketing can be broad-based, depending on the type of the product and could be via on-line portals, websites and other electronic channels and informational outlets where appropriate to do so. The location of clients will be global, but likely to have a majority in Europe and have a large component in developed markets like Germany and Switzerland.

Competition and Pricing

Exchange traded products are a large market, with equities being a common and prevalent asset class. There is much less competition for Digital Asset based products, but competition is growing for a share of investors allocation against more traditional asset classes. Whilst securitized products linked to crypto currencies are in their infancy as a new asset class to many investors, competition is increasing and likely to continue to do so which will create downward pressure on margins. However, there are barriers to entry including the willingness of crypto currency businesses to embrace regulatory prudence and to adopt regulatory frameworks to originate products into highly regulated markets. Virtual currencies are not naturally securitized so a barrier to entry is origination of asset-based investment products in an appropriate way to enable them to trade similarly to other securitized products.

Government Regulations

As the Investment Products Business will contain products that may be classed as securities, securities regulations like the European Union’s MIFID may apply to these products. In some circumstances, such as for listed investment products, it is necessary to obtain regulatory approval from a national regulator and from a listing venue. The regulations regarding Virtual Currencies continue to evolve and this could change the suitability of the target demographic for various product types and or change the way in which the business would need to be organized in order to deliver products and comply with evolving regulations.

The Brokerage Business

The Brokerage Business consists of OTC, Lending and Structured Products. Structured Products is yet to be launched, and therefore has not generated revenue as of the date of this filing.

	For the year ended March 31,
In USD million	2022	2021	2020
OTC	0.2	0.0	0.0
Lending	0.1	-	-
	0.3	0.0	0.0

Brokerage - OTC

Overview

The OTC Business, which commenced operation during the year ended March 31, 2019 has the capacity to trade as principal, or match client orders internally or externally via third party institutions. The OTC desk operates from Hong Kong and Singapore where all execution in fiat and Digital Asset payments are actioned. In Singapore, the OTC desk falls under the Singapore regulatory framework and was included in the full license application submitted on May 17, 2020.

OTC is available, where possible, 24 hours a day, 365 days a year without any obvious drivers of seasonality.

Sales and Marketing

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

OTC clients are located primarily in the United Kingdom, France, Germany, Switzerland, United Arab Emirates, Hong Kong, Australia, and Singapore.

Competition and Pricing

The OTC landscape has evolved at pace during the last three years. Clients can now execute trades via an OTC platform integrated with a highly secure custodian. Their purchases of digital assets also now come with the knowledge that leading technology partners have provided analysis of their purchases. This ‘know-your-coin’ approach ensures the validity of the coins being purchased and also reduces the venues for bad actors to use.

Liquidity across the leading digital assets has been expanded by the arrival of traditional trading partners, whose expertise has ensured that price discovery is now similar across trading venues. This enables Eqonex to differentiate by service levels, with our tailored OTC offering providing access, delivery and pricing for digital assets for regulated, institutional, fund and corporate treasuries, as well as high-net-worth individuals.

While barriers to entry are relatively low for pure OTC trading services, Eqonex has built a trusted reputation within the marketplace, particularly when coupled with Digivault. The robust compliance, KYC and AML polices the company deploys ensure customers are comfortable to use Eqonex as their OTC partner.

Our pricing model is in line with our competitors. Clients receive a ‘white glove’ service and can usually expect to trade within tight spread of the mid-price of an asset, depending on liquidity. We also provide fast settlement times, with some assets delivered within 60 minutes of a transaction. This is ahead of the general T+1 settlement time offered by the majority of our competitors. We also allow for clients to receive delivery of digital assets directly into Digivault.

Government Regulation

While the OTC business is not regulated in Hong Kong at this stage, it does fall under the regulatory framework in Singapore and as such the business line was included in the full license application to Monetary Authority of Singapore (“MAS”), under the Payment and Services Act, in 2020. The business continues to work under the exemption offered by MAS until a decision on the license has been made.

Brokerage – Lending

Overview

EQONEX Lending enables the borrowing and lending of Digital Assets by borrowers and lenders to achieve their desired outcomes. Eqonex Lending acts as agent to help match borrowers and lenders who enter into a direct transaction with each other. To borrow digital assets, borrowers are required to post collateral to mitigate credit risk and pay an agreed fixed interest rate to the lender. Eqonex Lending provides the service of matching lenders and borrowers, settling the loan and managing the collateral, calling for additional collateral where needed. For this service Eqonex charges a platform fee that includes a loan arrangement fee, ongoing loan administration fees and fees charged in the event of liquidations. Eqonex can also act as principal and directly face either borrowers or lenders. Where it does so Eqonex may seek to charge and/or to offer different rates to borrowers and lenders, in order to profit from the difference.

Sales and marketing

The lending product is currently focused on the institutional market and the sales effort is aligned to Eqonex’s broader institutional sales effort. Sales discussions with our institutional clients will typically seek to identify and understand their cross-product needs and, as part of that, to understand where clients have specific borrowing or lending requirements. Marketing efforts are also tailored to the institutional client base with the main focus on developing interesting and relevant content for industry publications regarding the state of maturity of the lending market and topical themes such as the importance of robust credit risk management and the need to achieve better rate transparency. Marketing efforts also focus on attendance at and sponsorship of key institutional conferences. At this early stage of the lending product roll-out the firm has not conducted any specific advertising campaigns, instead relying on network marketing via our existing client base. The majority of borrowing and lending clients are located in major financial centers across Asia and Europe with some also located in key offshore financial centers. These include funds, trading firms, asset managers, exchanges and other industry-specific clients such as cryptocurrency miners. EQONEX Lending successfully executed its first loans in Q4 2021 and continues to focus on the build out of the institutional pipeline.

Competition and Pricing

The lending market had grown significantly over the last two years with the institutional lending market centered around a small number of custodial lenders and largely conducted via ‘over-the-counter’ lending transactions. However, risk management failing in a number of the large competitors led to their collapse during June/July 2022. This landscape however is still competitive in which there is little rate transparency and significant divergence in lending rates across the market. The EQONEX Lending product is designed to create a transparent venue for multiple lenders and borrowers to come together via an exchange-style marketplace with the intention of creating greater a degree rate transparency.

Government Regulation

Due to the fast growth of lending within the overall Digital Assets market, there has recently been increased focus from regulators to date on the regulation of lending businesses. EQONEX Lending is domiciled in the Seychelles where crypto lending activities are currently unregulated, but the business nevertheless maintains a key focus on compliance with broader global regulatory standards including anti-money laundering regulations. The Lending Business uses our UK-based and FCA registered custody provider Digivault for the custody of collateral assets in respect of collateralized loans. Eqonex continues to assess the broader regulatory environment to ensure that it becomes appropriately regulated as lending market regulation develops and has submitted an application to the Gibraltar Financial Services Commission to have the Eqonex Lending platform regulated under the distributed ledger technology regime.

Brokerage – Structured Products

Overview

The Structured Products business is a defined return investment issuance business which will seek to offer private placements of bespoke products tailored to client demand against underlying crypto assets. Such private placement products are typically short-term investments of three to six months. Structured Products uses a Luxembourg-based special purpose vehicle entity as the issuer; providing an issuer bankruptcy remote structure. The Structured Products business is expected to launch during the year ended March 31, 2023.

Sales and marketing

Sales and Marketing activities for the Structured Products business will employ a distributor-led sales strategy that primarily utilizes distributors that target institutional clients.

Competition and Pricing

The Structured Products business has not witnessed such a strong growth in issuers or products and there remains only a few issuers of Digital Assets structured products. Eqonex aspires to become a leading native issuer of structured products. As a direct result of there being very few issuers, pricing can be varied and product availability scarce.

Government Regulation

A Structured Products business is the most commonly adopted method for offering bespoke investment products to certain clients; and requires adoption of a legal framework (usually a base prospectus) in which to provide the necessary standards and protections for clients.

Legacy Businesses

The Exchange Business

On August 15, 2022, Eqonex announced that it will cease operations of its Exchange business and the EQONEX Exchange. Eqonex took the proactive decision to close the exchange due to intense market competition and low margins, combined with the significant technological load required made running a profitable exchange business increasingly challenging, especially in the current environment where crypto exchange volumes have fallen.

The EQONEX Exchange, was a Digital Assets exchange that facilitated the trading of Virtual Currencies and their respective derivatives and operated under an exemption granted by the Monetary Authority of Singapore, under the Payment Services Act.

The Exchange Business generated revenue of $4.2 million and $0.2m in financial year ended March 31, 2022 and March 31, 2021, respectively.

The Trading Business

The Trading Business consisted of OTC and Lending, both of which have been recategorized under the Brokerage Business. The Trading business also included the liquidation risk management desk, Access Trading and previously a proprietary trading desk. All three operations have either closed or are in the process of being closed as noted below. The Trading Business, excluding OTC and Lending, generated $0.1 million, $0.03 million and 0.1 million in revenue in financial year ended March 31 in 2022, 2021 and 2020 respectively.

In the year ended March 31, 2022, Eqonex had a liquidation risk management desk that managed liquidation trades on behalf of the Exchange. The liquidation risk management desk managed risk for leveraged positions from Exchange customers who have triggered their margin limits. This service was not designed to generate any profit or loss for the Trading Business but to isolate and close out risky positions on the Exchange. On August 15, 2022, Eqonex ceased operations for its liquidation risk management desk in tandem with the EQONEX Exchange.

Eqonex offered a trading tool known as Access Trading to enable API-based trading on the EQONEX Exchange as well as other exchanges. Access Trading is being decommissioned and is expected to cease being offered to clients during the third quarter of calendar year 2022.

The Capital Markets Business

The Capital Markets Business was developed to assist issuers seeking to access global capital markets through the issuance of Digital Securities. To this end, the Capital Markets Business advised, issued and distributed offerings of digital securities from its clients to investors. The business operated as an Appointed Representative of Starmark Investment Management Limited (“Starmark”), which is authorized and regulated by the UK Financial Conduct Authority (“FCA”). The Capital Markets Business ceased being active during the year ended March 31, 2021.

C. Organizational Structure

The legal and commercial name of our company is Eqonex Limited. We were incorporated under the laws of Singapore in 2019 under the name Diginex Innovations Limited with the sole share being held by Miles Pelham. Upon completion of the Business Combination, Diginex Innovations Limited changed its name to Diginex Limited and became the parent of the Eqonex Group. Prior to this the parent for the Eqonex Group was Diginex Hong Kong. In June 2021, the Company announced that it was unifying its businesses under the EQONEX brand and subsequently changed the company name to Eqonex Limited.

Significant Subsidiaries

Below is a list of our significant subsidiaries as of March 31, 2022:

Name	Country of Incorporation	% of Equity Interest

Diginex Limited	Hong Kong	100%
Eqonex Markets Limited	Hong Kong	100%
Eqonex Capital Pte Limited	Singapore	100%
Digivault Limited	United Kingdom	100%
Eqonex SA	Switzerland	100%
Digital Markets Limited	Seychelles	100%

D. Property, Plants and Equipment

The following is a list of our principal facilities as of March 31, 2022:

Location	Square Footage	Main Use	Own/Lease
118 Piccadilly, London, W1J 7NW	420	Main executive offices	Lease
1206-1209 Three Pacific Place, 1 Queen’s Road East, Hong Kong	7,519	Operations in Asia	Lease
#18-01,140 Robinson Road, Singapore 068907	1,970	Legal and compliance	Lease
12.2, 12th Floor, 436 – 438 Nguyen Thi Minh Khai Street, Ward 3, District 3, Ho Chi Minh City, Vietnam	1,152	IT development and support	Lease

Whilst the office facilities are adequate for the time being, there may be a need to secure additional office space as the business grows.

Item 4A. Unresolved Staff Comments

Not required.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of Eqonex’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this Annual Report. This discussion contains forward-looking statements reflecting Eqonex’s current expectations, estimates and assumptions concerning events and financial trends that may affect its future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” appearing elsewhere in this Annual Report.

Recent Developments

Strategic Partnership with Bifinity

On March 7, 2022, Eqonex Limited entered into a strategic partnership with Bifinity which included a $36 million convertible loan agreement. The loan carries an interest charge of 4% per annum. The loan will be drawn down in monthly $3 million instalments during the first quarter, commencing on March 15, 2022, and $9 million per quarter, in advance, for the remaining three quarters. The loan must be repaid 18 months after each drawdown or can be converted by Bifinity at any time, at their option, into shares of Eqonex Limited. The loan can be converted into equity at a share price of $1.89 per share. At March 31, 2022, $3 million had been drawn down.

Under the terms of the loan agreement, Bifinity has the right to nominate for appointment the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer of Eqonex. The board of directors of Eqonex (the “Board”) has appointed the nominees of Bifinity for Chief Executive Officer, Chief Financial Officer and, in lieu of appointing the Chief Legal Officer, has appointed a Chief Corporate Affairs Officer. Bifinity has also appointed two members to the Eqonex board, pursuant to the terms of the loan agreement. The Eqonex officers and directors nominated by Bifinity are being compensated by Bifinity directly as part of our strategic partnership.

On August 15, 2022, in connection with the exchange closure and in accordance with the loan agreement, Bifinity granted Eqonex a waiver for the cessation of a major business and Eqonex agreed to increase its share charge of Digivault under the loan agreement from 24.9% to 100%.

Ceasing Operations for the Exchange Business

On August 15, 2022, Eqonex announced the ceasing of operations of its Exchange Business and EQONEX Exchange. Intense market competition and low margins, combined with the significant technological load required made running a profitable exchange business increasingly challenging, especially in the current environment where crypto exchange volumes have fallen.

Ceasing operations for EQONEX Exchange will improve Eqonex’s financial position by materially reducing the high-cost structure associated with operating the Exchange, and free up resources to drive growth in its current business segments where it believes it has competitive strengths.

Nasdaq Compliance

On July 21, 2022, we received a written notice from Nasdaq stating that we are not in compliance with the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Rules for continued listing on Nasdaq.

Based on the closing bid price of our listed securities for the last 30 consecutive business days from June 7, 2022, to July 20, 2022, we no longer meet the minimum bid price requirement set forth in Listing Rule 5550(a)(2). The notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of our securities on the Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until January 17, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, our common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days.

Our business operations are not affected by the receipt of the Notification Letter. We intend to monitor the closing bid price of our ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Rules for continued listing on Nasdaq.

The Company intends to resolve the deficiency and regain compliance with the Listing Rules.

A. Operating Results

Result of Operations

	For the year ended March 31,
in USD millions	2022	2021	2020
Continuing Operations
Revenue	5.3	0.3	0.5
General and administrative expenses	(72.5)	(64.9)	(42.9)
Operating loss	(67.2)	(64.6)	(42.4)
Other losses and expenses , net	5.2	(65.8)	(1.7)
Impairment reversal (losses) on financial assets	0.0	0.0	(11.2)
Impairment losses on intangible assets	(13.9)	0.0	0.0
Finance costs, net	(0.3)	(2.3)	(1.9)
Loss before tax	(76.2)	(132.7)	(57.2)
Income tax credit	0.4	0.5	0.0
Loss from continuing operations	(75.8)	(132.2)	(57.2)
(Loss) profit from discontinued operations	0.0	5.0	(0.9)
Loss for the year	(75.8)	(127.2)	(58.1)

Loss attributable to owners	(75.0)	(126.7)	(57.7)
Non-controlling interests	(0.8)	(0.5)	(0.4)
	(75.8)	(127.2)	(58.1)

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s executive committee is considered the Group’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Group has revenue from multiple products and geographies, the balance sheet and cashflow of the Group is considered by the CODM on a consolidated basis, so discrete financial information is not available for each such component. Although the financial performance is presented by product within the monthly finance information, they are not used as standalone pieces of management information for decision making. The overall financial performance of the Group is also considered. In particular, in terms of resource allocation, the CODM tend to look from a burn rate perspective, where cash is the one of key components to decision making and it drives allocations of the Group’s resources. As such, the Group has determined that it operates as one operating segment and one reportable segment. The Group will continue to assess the operating segments reviewed by the CODM and the associated reportable segments per IAS 8.

With the ceasing of operations of EQONEX Exchange announced after the reporting period on August 15, 2022, the Group shall treat such segment as continuing operation during the year ended March 31, 2022 and will report it as discontinued operations at the date at which it is fully closed during the year ending March 31, 2023, per IFRS 5. See Note 36 to our consolidated financial statements for additional information.

A description of any governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, our operations or investments can be found under the “Government Regulations” heading in the description of each of our business lines under Item 4. “Information on the Company”.

Revenue

	For the year ended March 31,
in USD millions	2022	2021	2020
Current Business
Custody service income	0.1	0.0	0.0
Asset Management fee income	0.6	0.0	0.1
Brokerage income	0.3	0.1	0.0
	1.0	0.1	0.1
Legacy Business
Exchange income	4.2	0.2	0.0
Trading income	0.1	0.0	0.1
Capital Markets income	0.0	0.0	0.3
	4.3	0.2	0.4
	5.3	0.3	0.5

Revenue from continuing operations for the year ended March 31, 2022, increased to $5.3 million from $0.3 million for the year ended March 31, 2021 and from $0.5 million for the year ended March 31, 2020.

Assets held by Digivault increased by 893% during the year ended March 31, 2022. In May 2021, Digivault also became the first stand-alone digital custodian to receive approval from the UK Financial Conduct Authority to store cryptocurrencies under the Money Laundering, Terrorist Financing and Transfer of Funds (Information of the Payer) Regulations 2017 (MLR 2017), (as amended 2019). The combination of secure infrastructure and regulatory oversight positions Digivault well for future growth.

The Asset Management business increased assets under management by 245% during the year ended March 31, 2022, and generated management fees of $0.1 million and a performance fee of $0.5 million during the year. During the prior year there was minimal fees generated.

During the year ended March 31, 2022, the OTC desk saw an increase in client base which drove an uplift in OTC orders and revenues of the brokerage income to $0.3 million when compared to $0.1 million for the year ended March 31, 2021.

The revenue during the year ended March 31, 2022 was primarily derived by fees earned from the Exchange. During the first quarter of the fiscal year, from April to June, there was a progressive increase in trading volumes which reached a high in June with an average daily volume for the month of $177 million. This was driven, in part, by the launch of EQO, which, amongst other features, rewarded clients for taker volumes. Market conditions since then weakened, driven by declining digital asset prices and lower volatility. Trading volumes on EQONEX also softened, averaging $70 million per day over the year ended March 31, 2022. During the year ended March 31, 2021, monthly average daily volume reached a high of $16 million.

General and Administrative Expenses from Continuing Operations

	For the year ended March 31,
in USD millions	2022	2021	2020

Employee benefits	35.5	44.4	26.1
Amortization of intangible assets	3.8	2.0	0.0
Depreciation of plant, property and equipment	0.3	0.8	0.8
Depreciation of right of use assets	1.5	2.0	2.0
Operating lease expenses in respect of short-term leases	0.2	0.2	0.2
Auditor’s remuneration	1.0	0.7	0.3
Legal and professional fees	11.1	5.0	6.5
Marketing and promotions	11.2	3.2	0.7
Software maintenance	0.9	0.7	3.3
Technology	5.7	4.6	1.1
Other expenses	1.3	1.3	1.9
	72.5	64.9	42.9

General and administrative expenses increased by $7.4 million to $72.3 million for the year ended March 31, 2022, and increased from $42.9 million for the year ended March 31, 2020. This increase between March 31, 2022, and 2021was primarily driven by an increase in auditor’s remuneration, legal and professional and marketing costs which was partially offset by a reduction in employee benefits. The increase between March 31, 2021 and 2020 was primally driven by increased staff benefits and most notably the fair value of share options awarded to employees.

Employee Benefits

Employee related expenses decreased by $8.9 million to $35.5 million for the year ended March 31, 2022 and increased from $26.1 million for the year ended March 31, 2020. The decrease between March 31, 2022 and 2021 was driven, in the most part, by the fair value reporting associated with the employee share option scheme. This was also the main reason for the increase between March 31, 2022 and 2021.

For the year ended March 31, 2022, the costs associated with the employee share option scheme reduced to $11.7 million compared to $29.2 million for the year ended March 31, 2021. The higher expense for the year ended March 31, 2021 was due to a modification to the scheme during the period which resulted in a non-recurring fair value charge to the income statement. During the year ended March 31, 2022, the Group awarded employees, for the first time, with Restricted Share Units (“RSUs”) as part compensation for their services. The RSUs vest over three years and the expense for the year ended March 31, 2022 was $4.1 million. The RSU’s have both service and business performance conditions linked to the vesting conditions. There was no similar cost for the year ended March 31, 2021. See Note 22 to our consolidated financial statements for additional information.

Salaries and benefits in kind between March 31, 2021 and March 31, 2022 increased by $8.4 million to $23.3 million. Over the same period the headcount for the Group rose from 157 to 195.

Salaries and benefits in kind between March 31, 2020 and March 31, 2021 increased marginally by $0.5 million to $14.9 million. Over the same period the headcount for the Group rose from 137 to 157.

Amortization of Intangible Assets

Amortization of Intangible Assets increased by $1.8 million to $3.8 million during the year ended March 31, 2022. The year ended March 31, 2022 was the first full year of amortization which resulted in the higher expense.

Following the launch of the Exchange and Digivault, the Group commenced amortizing the capitalized costs associated with the acquisition and development of software for the Exchange and those capitalized for Digivault. Such costs are amortized over a five-year period on a straight-line basis.

Depreciation of Property, Plant and Equipment

Depreciation of property, plant and equipment decreased by $0.5 million to $0.3 million for the year ended March 31, 2022 and remained flat at $0.8 million for the years ended March 31, 2021 and 2020. The decrease during the year ended March 31, 2022 is driven by depreciation of the capital expenditure on leasehold improvements related to the new Hong Kong office, which are depreciated over the lease terms. The capital expenditure on the new office space was less than that incurred for the prior Hong Kong office space. See Note 13 to our consolidated financial statements for additional information.

Depreciation of Right of Use Assets

In the year ended March 31, 2022, there was a decrease of $0.5 million to $1.5 million when compared to the year ended March 31, 2021. The decrease is primarily related to a new long-term lease contractually committed to in Hong Kong at a reduced cost per month compared to the previous office space, The capitalized cost also includes an associated dilapidation provision.

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

Right of use assets for the year ended March 31, 2020 included offices in both Hong Kong and Jersey. However, during the year ended March 31, 2021 the Jersey office lease was restructured to shorten the lease term and as a result the lease has been recategorized in the year ended March 31, 2021 from a right of use asset to an operating lease expense. The Hong Kong lease expired on June 15, 2021 and a new lease has been entered into at an alternative premise in Hong Kong.

Auditor’s Remuneration

Audit fees increased to $1.0 million for the year ended March 31, 2022 compared to $0.7 million and $0.3 million for the years ended March 31, 2021 and March 31, 2020 respectively. The increase in auditor’s remuneration for the year ended March 31, 2022 is due to higher audit fee for the new auditors in connection with the annual audit of the Group for the year ended March 31, 2022.

Legal and Professional Fees

We incurred legal and professional fees of $11.1 million in the year ended March 31, 2022, which was an increase of $6.1 million from the $5.0 million expensed in the year ended March 31, 2021 and $4.6 million higher than costs incurred in the year ended March 31, 2020 of $6.5 million. The increase is predominantly driven by the following key components:

●	Fees associated with being a listed company including those related with SEC filings and incremental investor relation activities. The year ended March 31, 2022 was the first full year as a listed company.
●	Recruitment fees as the Group continued to hire high caliber employees in the early part of the year ended March 31, 2022;
●	Costs associated with the legal and regulatory structure for the pending launch of the investment products business;
●	Cost associated with trademark applications following the rebranding from Diginex to Eqonex; and
●	Incremental KYC/AML costs as activity on EQONEX increases.

Marketing and Promotions

Marketing and promotional related costs of $11.2 million for the year ended March 31, 2022 increased by $8.0 million when compared to March 31, 2021 and by $10.5 million compared to the year ended March 31, 2020. The marketing spend was focused primarily on activities to promote the Exchange. The expenses include fees associated with market makers which are, for the majority, settled via the issuance of equity.

Software Maintenance

Software maintenance costs totaled $0.9 million for the year ended March 31, 2022, which was an increase of $0.2 million compared to the year ended March 31, 2021 and a decrease of $2.4 million compared to the year ended March 31, 2020. The costs incurred during the years ended March 31, 2022, 2021 and 2020 were primarily associated with building the Exchange which did not qualify as capitalized costs per IAS 38.

Technology

Technology costs increased to $5.7 million for the year ended March 31, 2022 compared to $4.6 million and $1.1 million for the years ended March 31, 2021 and 2020, respectively. The increase consists primarily of services engaged into cloud-based host servers to support the Exchange infrastructure

Other

Other expenses were $1.3 million for the year end March 31, 2022, which remained flat compared to the year ended March 31, 2021 and decreased by $0.6 million compared to the year ended March 31, 2020. The decrease, from 2020, was, in part, due to lower travel and entertainment costs as a result of the COVID-19 pandemic.

Other gain (losses) and expenses, net

	For the year ended March 31,
in USD millions	2022	2021	2020

Transaction expense	-	(45.4)	0.0
Net fair value gain of financial liabilities at fair value through profit and loss	5.2	11.4	0.0
Net fair value gain (loss) on financial assets at fair value through profit or loss	0.0	(0.1)	(1.5)
Foreign exchange gains (losses),net	0.1	0.4	(0.1)
Earnout share awards	0.0	(32.1)	0.0
Net loss on sale of financial assets at fair value through profit or loss	0.0	0.0	(0.2)
Others	(0.1)	0.1	0.1
Total other losses and expenses, net	5.2	(65.7)	(1.7)

Eqonex recognized total other gains of $5.2 million for the year ended March 31, 2022 which compared to total other losses of $65.7 million and total other losses of $1.7 million for the year ended March 31, 2020.

The gain in the year ended March 31, 2022 was driven by the fair value measurement of private warrants issued in January 2021.

The losses incurred in the year ended March 31, 2021 were primarily due to the issue of shares and warrants to former 8i Enterprises shareholders on completion of the Transaction, issue of unit purchase options by 8i Enterprises to a service provider, and the fair value of earn-out shares that were introduced as a condition of the Transaction. The earn-out shares vest on the achievement of predefined milestones. This loss was partially offset by a fair value gain on warrants issued in January 2021.

Transaction Expenses

The execution of the Transaction resulted in the issuance of shares and warrants in the Company to former shareholders and warrant holders of 8i Enterprises. The shares and warrants were valued at $65.2 million. The Group recognized an expense associated with the Transaction for a Unit Purchase Option granted to a service provider with a fair market value of $1.4 million per the Transaction. Upon completion of the Transaction, Eqonex consolidated the net assets of 8i Enterprises of $21.2 million resulting in a $45.4 million cost of Transaction for the year ended March 31, 2021. This was a one-off cost and did not involve cash.

Net Fair Value Gains of Financial Liabilities at Fair Value Through Profit and Loss

In January 2021, the Company raised capital via a private placement and issued shares and private warrants. The private warrants were valued upon issue using the Black-Scholes model at $16.6 million. At March 31, 2022 and 2021, the private warrants were fair valued for reporting purposes using the same model with a resulting valuation of $4,005 and $5.2 million respectively, which concluded in a $5.2 million and $11.4 million gain being recognized in the consolidated statement of profit or loss for the years ended March 31, 2022 and 2021, respectively. See Note 26 to our consolidated financial statements for more information.

Net Fair Value Gain (Loss) on Financial Assets at Fair Value through Profit or Loss

During the year ended March 31, 2022, Eqonex held investments in a collection of startups at various stages of maturity and also made a $2 million investment into the BPMSF, which is managed by a subsidiary of the Group. On an aggregate basis, the value of the investments remained flat for the year ended March 31, 2022 when compared to the prior year, with a $0.3 million gain from Bletchley Park being partially offset by a $0.3 million loss from a collection of startups. During 2021 and 2020, Eqonex only held a collection of startups. As at March 31, 2021 and 2020, these investments incurred net fair value losses of $0.1 million and $1.5 million, respectively.

Earnout Share Awards

Under the terms of the Transaction, former Diginex Hong Kong shareholders are entitled to an additional 12 million shares if certain share price milestones are achieved over a four-year period post the Transaction date. The earnout was valued using a Monte Carlo simulation model which resulted in a fair value cost of $32.1 million. The first earnout milestone was achieved in January 2021 and 3 million shares were issued together with 30,000 shares to a service provider who is entitled to 1% of the shares issued in the earnout. The achievement of the first earnout did not have any impact to the statement of profit or loss with the fair value of the earnout being recategorized from share-based payment reserve to share capital on the statement of financial position

Net Loss on Sale of Financial Assets at Fair Value through Profit or Loss & Gain on Fair Value on Equity Method Investment

Shares in Madison Holdings Group Limited, which are listed on GEM of The Stock Exchange of Hong Kong, were received as part consideration for the 51% disposal of Diginex High Performance Computing Limited (“DHPC”) in July 2018. In June 2019, the Group sold the remaining 3,681,399 Madison shares and recorded a realized loss of $221,626.

Impairment Reversal (Losses) on Financial Assets

No impairment reversal (losses) on financial assets was made during the year ended March 31, 2022. A minimal reversal on an impairment loss on financial assets was recognized during the year ended March 31, 2021 in relation to a previously impaired loan to DHPC. $11.2 million of impairment losses on financial assets were recognized in the year ended March 31, 2020 which also related to a previously advanced loan.

During the year ended March 31, 2019, Eqonex advanced a loan of $15.0 million for the purchase of high-performance computing equipment for DHPC and $2.0 million for working capital purposes, of which $2.0 million was repaid. The net loan receivable was repayable from the cash profits of DHPC. In accordance with IFRS 9, a detailed expected credit loss model based on various scenarios of the future success of DHPC was carried out and the results analyzed. The outcome of the modelling led to a $10.6 million impairment in the year ended March 31, 2020. See Note 19 to our consolidated financial statements for additional information.

Other impairments to loans, advances and trade receivables during the years ending March 31, 2020 resulted in additional impairment charges of $0.6 million.

Impairment losses on intangible assets

With the announced cessation of operation of the EQONEX Exchange on August 15, 2022, there was an accelerated amortization of the associated capitalized costs. This resulted in an impairment charge of $13.9 million relating to the software for the Exchange was made for the year ended March 31, 2022. There were no such charges for the years ended March 31, 2021 or 2020.

Finance Costs

Eqonex incurred finance costs for the year ended March 31, 2022 of $0.3 million compared to $2.3 million and $1.9 million for the years ended March 31, 2021 and 2020, respectively.

Interest arising from operating lease liabilities is recognized in the profit and loss statement in line with IFRS 16 reporting. The resulting finance charge from IFRS 16 amounted to $0.3 million in 2022, 0.2 million in 2021 and $0.5 million in 2020. Finance cost for the year ended March 31, 2022 also included a minor interest charge on convertible loan with Bifinity UAB following the $3.0 million drawn down in March 2022.

During the year ended March 31, 2021, $1.2 million of the finance charges related to the cost of the private placement capital raise that was associated with the issuance of private warrants. The total cost of the capital raise was $2.9 million with $1.7 million offset against share capital issued and the balance recognized in the statement of profit or loss. The private warrants have been recognized as a liability rather than an equity instrument.

In May 2020, Eqonex issued a convertible bond with a 10% annual coupon, raising $25 million. The bond had a mandatory conversion into shares of Diginex Hong Kong prior to a listing in September 2020. The bond and accrued interest were converted on September 21, 2020.

Eqonex had a $20 million credit facility in place with Pelham Limited which was terminated in September 2020. The facility accrued interest at 12.5% per annum which resulted in a charge of $0.3 million for the year ended March 31, 2021 and $1.3 million for the years ended March 31, 2020. Pelham Limited is a company controlled by the founder of the group, Miles Pelham.

Eqonex also issued a loan note in September 2019, the loan note had a 12-month maturity and a 15% interest charge. A notional amount of $0.7 million was raised and was fully redeemed early on June 1, 2020. Interest of $0.1 million was charged for the year ended March 31, 2020 with a minimal residual amount charged during the year ended March 31, 2021.

Income Tax

During the year ended March 31, 2022 and 2021, Digivault Limited, a UK subsidiary of the Group, received a tax credit for research and development of $0.3 million and $0.5 million respectively.

The operating activities of the Group in the years ended March 31, 2022, 2021 and 2020 did not generate a taxable charge due to operating losses incurred.

Although Eqonex has or had active operations in United Kingdom,, Switzerland, Singapore, Vietnam, Seychelles and Germany during the reporting periods, the majority of its operations have been in Hong Kong, with a growing presence in the United Kingdom. Eqonex’s entities in Hong Kong are subject to Hong Kong Profits Tax at a rate of 16.5%.

Profit (Loss) from Discontinued Operations

	For the year ended March 31,
in USD millions	2022	2021	2020

Revenue	-	0.0	0.2
General and administrative expenses	-	(0.1)	(1.1)
Operating (loss)	-	(0.1)	(0.9)
Finance costs	-	0.0)	(0.0)
(Loss) before tax	-	(0.1)	(0.9)
Income tax expense	-	-	-
(Loss) after income tax	-	(0.1)	(0.9)

Gain on sale of subsidiary	-	5.1	0.0

Profit (loss) from discontinued operations	-	5.0	(0.9)

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

The Solutions Business produced revenues of $0.0 million and $0.2 million during the years ended March 31, 2021 and 2020, respectively. The Solutions Business incurred general and administrative expenses of $0.1 million and $1.1 million during the years ended March 31, 2021 and 2020, respectively. These costs relate, primarily, to employee salaries and benefits.

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

B. Liquidity and Capital Resources

The Group’s ability to fund its operations has historically been based on raising capital from investors and borrowing funds on reasonable economic terms. During the year ended March 31, 2022, the Group has been funded primarily by the proceeds from the Transaction and capital raises in prior periods plus revenues generated during the period from the Exchange.

On March 7, 2022, Eqonex Limited entered into a $36 million convertible loan agreement with Bifinity UAB. The loan carries an interest charge of 4% per annum. The loan will be drawn down in monthly $3 million instalments during the first quarter, commencing on March 15, 2022, and $9 million per quarter, in advance, for the remaining three quarters. The loan must be repaid 18 months after each drawdown or can be converted by Bifinity at any time, at their option, into shares of Eqonex Limited. The loan can be converted into equity at a share price of $1.89. Under the terms of the loan agreement, Bifinity has the right to nominate for appointment the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer for Eqonex. The Board has appointed the nominees of Bifinity for Chief Executive Officer, Chief Financial Officer and, in lieu of appointing the Chief Legal Officer, has appointed a Chief Corporate Affairs Officer. Bifinity has also appointed two members to the Eqonex board, pursuant to the terms of the loan agreement. On August 15, 2022, in connection with the exchange closure and in accordance with the loan agreement, Bifinity granted Eqonex a waiver for the cessation of a major business and Eqonex agreed to increase its share charge of Digivault under the loan agreement from 24.9% to 100%.

In prior years, Eqonex’s ability to fund its operations is based on its ability to generate revenue, its ability to attract investors and its ability to borrow funds on reasonable economic terms.

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

At March 31, 2022, Eqonex held cash and cash equivalents of $4.9 million. the majority was held in USD with residual balances in Hong Kong Dollars, British Pounds and Euros. Eqonex held all balances in bank accounts and had not hedged any foreign exchange exposures. Given the increased use of British Pounds, Euro and Singapore Dollar, Eqonex is looking to implement a Treasury Policy to manage foreign exchange requirements going forward.

At March 31, 2022, 2021 and 2020, Eqonex had cash and cash equivalents of $4.9 million, $52.1 million and $1.0 million, respectively, as detailed below:

	As of March, 31
	2022			2021			2020
in USD Millions	Cont. Ops	Disc. Ops	Total	Cont. Ops	Disc. Ops	Total	Cont. Ops	Disc. Ops	Total
Net cash provided by (used in) operating activities	(42.6)	-	(42.6)	(38.5)	(1.0)	(39.5)	(21.5)	(0.8)	(22.3)
Net cash used in investing activities	(6.1)	-	(6.1)	18.4	-	18.4	(5.4)	-	(5.4)
Net cash provided by (used in) financing activities	1.6	-	1.6	72.7	-	72.7	28.0	-	28.0
Net increase (decrease) in cash and cash equivalents	(47.1)	-	(47.1)	52.6	(1.0)	51.6	1.1	(0.8)	0.3
Cash and cash equivalents, beginning of year	52.1	-	52.1	(4.9)	5.9	1.0	(6.0)	6.7	0.7
Effect of foreign exchange rate changes	(0.1)	-	(0.1)	(0.5)	-	(0.5)	0.0	-	0.0
Cash and cash equivalents, end of year	4.9	-	4.9	47.2	4.9	52.1	(4.9)	5.9	1.0

Cash Flows from Operating Activities

Total cash outflows from operating activities were $42.6 million in the year end March 31, 2022, compared to an outflow of $39.5 million for the year ended March 31, 2021 and an outflow of $22.3 million for the year ended March 31, 2020. Cash flow related to both continued and discontinued operations:

Continued Operations

Cash outflows from operating activities were $42.6 million in the year ended March 31, 2022 compared to an outflow of $38.5 million in the year ended March 31, 2021 and an outflow of $21.5 million for the year ended March 31, 2020. The increased cash outflow in the year ended March 31, 2022 relates, in part, to an increase in employees from 157 to 195 together with additional year-over-year expenditure on marketing, promotions and technology matters associated with the continued build out and investment into the Eqonex ecosystem.

During the year ended March 31, 2021, cash outflow increase related, in part, to an increase in employees from 137 to 157 together with costs associated with the Transaction and listing and additional expenditure year-over-year on technology matters in the course of growing the business as well as marketing the Group’s business lines. Eqonex also acquired $1.7 million in USDC and digital assets which have, in part, been used to fund promotions to attract clients and volumes to the Exchange. The liquidation risk management desk has also been funded with USDC to managed liquidated positions on the Exchange.

Discontinued Operations

There were no cashflows from discontinued operations during the year ended March 31, 2022. The cash outflow from discontinued operations was $1.0 million for the year ended March 31, 2021 and $0.8 million for the year end March 31, 2020. The outflows in these two years relates to costs associated with the operations of the Solutions Business.

Cash flows from Investing Activities

Total cash outflows from investing activities were $6.1 million in the year ended March 31, 2022, compared to inflows of $18.4 million for the year ended March 31, 2021 and outflows of $5.4 million for the year ended March 31, 2020.

During the year ended March 31 2022, Eqonex invested in the Bletchley Park Multi-Strategy Fund for $2.0 million and the net investing cashflows on digital assets amounting to $0.6 million. There were no such investments in previous years.

During the year ended March 31 2022, Eqonex also invested $3.2 million in the build and enhancement of the Exchange which compares to $5.7 million during the year ended March 31, 2021 and $5.3 million during the year ended March 31, 2020. The Company also issued equity to the value of $0.9 million, $0.6 million and $5.4 million to acquire software which had no cash flow impact in the years ended March 31, 2022, 2021 and 2020 respectively.

During the year ended March 31, 2021, Eqonex collected cash of $24.1 million following the completion of the Transaction with 8i Enterprises.

Cash flows from Financing Activities

Total cash inflows from financing activities were $1.6 million in the year ended March 31, 2022, compared to an inflow of $72.7 million for the year ended March 31, 2021 and an inflow of $28.0 million for the year ended March 31, 2020.

During the year ended March 31, 2022, Eqonex entered into a $36 million convertible loan agreement with Bifinity UAB with $2.8 million net of expenses drawn in March 2022. The loan carries an interest charge of 4% per annum.

During the year ended March 31, 2022, Eqonex paid $1.2 million for long-term office leases accounted for under IFRS 16. The office leases are in Hong Kong, Singapore and Vietnam. During the years ended March 31, 2021 and 2020, Eqonex paid $2.4 million each for long-term office leases.

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

During the year ended March 31, 2021, Eqonex raised $0.3 million from the issuance of equity compared to $30.9 million during the year ended March 31, 2020.

At September 2020, Eqonex terminated a credit facility with Pelham Limited. The facility was for $20.0 million and charged interest at 12.5% per annum. As of March 31, 2020, Eqonex had drawn $10.6 million of the credit facility. A further $0.1 million was advanced during the year ended March 31, 2021 prior to the termination of the facility. The facility was repaid via the sale of the Solution Business for $6.0 million, which was offset against the outstanding balance. A further $3.9 million was settled in cash with $0.7 million settled via the issuance of shares and $0.1 million swapped into the convertible bond. During the year ended March 31, 2021, Eqonex was charged interest of $0.3 million which was paid in full. During the year ended March 31, 2020, Eqonex was charged $1.3 million of interest expense.

Eqonex advanced funds to DHPC during the year ended March 31, 2020 of $2 million of which $0.8 million was repaid in the same year. A further $1.0 million was repaid during the year ended March 31, 2021. During the year ended March 31, 2021, Eqonex received an advance of $0.9 million from a subsidiary of DHPC. This amount is non-interest bearing and repayable on demand.

During the year ended March 31, 2020, Eqonex issued a 12-month loan note paying interest at 15%. The loan note raised $0.7 million and was repaid in full during the year ended March 31, 2021.

On February 20, 2019, Eqonex signed a term sheet to set up a partnership in the United States which was subject to shareholder approval. Eqonex advanced $0.5 million to the United States operation in the year ended March 31, 2020. However, Diginex Hong Kong’s shareholders failed to agree to the term sheet and a definitive shareholder agreement was not signed. This loan has been fully written off.

Indebtedness

The indebtedness of the Group at March 31, 2022 was $56.9 million compared to $40.4 million at March 31, 2021. When excluding client liabilities which are supported by an offsetting asset on the consolidated statement of financial position, the indebtedness of the Group had increased marginally to $14.8 million from $13.4 million.

During the year ended March 31, 2022, Eqonex entered into a $36 million convertible loan agreement with Bifinity UAB with $3.0 million drawn in March 2022. In addition, the Group entered into a new lease in Hong Kong at a reduced monthly rental but there was an increase in the capitalized lease obligations under IFRS 16 of $4.1 million.

The Group also saw a decrease in other payable during the year ended March 31, 2022 when compared to that at March 31, 2021. Other payables outstanding relate primarily to accounts payable and accruals that have accumulated in the ordinary course of business. The fair value of the warrants liability reduced by $5.2m when compared to the fair value at March 31, 2021. The fair value of the warrants liability was calculated using a Black Scholes model.

At March 31, 2022 the Eqonex had contracted to the below long and short term office leases:

Long term:

●	Hong Kong: A long-term lease expired on June 15, 2021 which incurred monthly rent expense of HKD 1,455,744 (c.USD 187,500). The Hong Kong employees relocated to a new office with the new lease being for a period of six years at a reduced monthly rental compared to the previous lease agreement of HKD 676,000 (c.USD 87,000) for the first 3 years.
●	Singapore: 24-month lease that expires on August 15, 2022. The monthly rent is SGD16,500 (c.USD 12,125)
●	Vietnam: 36-month lease that expires on August 31, 2023. Monthly rent is VND 106,080,000 (c.USD 4,561)

Short term:

●	Germany: three month rolling lease at a monthly rent of EUR 512 (c.USD 610)
●	England: one month rolling lease at a monthly rent of GBP 8,800 (c.USD 12,320)
●	Scotland: one month rolling lease at a monthly rent of GBP 1,000 (c.USD 1,400)

The table below illustrates the indebtedness as at March 31, 2022 and 2021:

	As of March 31,
in USD millions	2022	2021

Amounts due to related parties	0.0	0.2
Amount due to an associate	0.9	0.9
Short term lease obligation	0.9	0.7
Client liabilities*	42.1	27.0
Warrant liability	0.0	5.2
Other payables	6.2	6.3
Convertible loan, non-current	2.8	-
Long term lease obligation	4.0	0.1
Total debt	56.9	40.4

*The client liabilities held of $42.1 million (March 31, 2021: $27.0 million) relate to monies held in the form of cash (fiat) and digital assets (including USDC) on behalf of clients to enable then to trade on the Exchange and execute OTC trades.

The table below illustrates a summary of Eqonex’s contractual obligations and commitments as at March 31, 2022:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Short-term Debt Obligations	4.1	0.9	3.2	0.0	0.0
Operating Lease Obligations	5.6	1.1	2.1	2.1	0.3
Total	9.7	2.0	5.3	2.1	0.3

C. Research and Developments, Patents and Licenses, Etc.

We own and control a variety of intellectual property, including but not limited to trademarks, patents, proprietary information and software tools and applications that, in the aggregate, are material to our business. No individual instance of intellectual property is material to the Company.

D. Trend Information

For a discussion on the trends that affect Eqonex’s business, financial conditions, and results of operations, see the headings “Business Overview,” “—Operating Results” and “—Liquidity and Capital Resources” of this Annual Report, which are incorporated herein by reference.

E. Critical Accounting Estimates

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

The significant accounting policies, judgments and estimates are the same as those applied to the audited consolidated financial statements as at and for the year ended March 31, 2021 with the exception of the additional new areas discussed below:

Significant accounting estimates and judgments

Unit purchase options

The unit purchase options are considered equity instruments and are recognized at the fair value upon initial recognition. As equity instruments, they are not subsequently remeasured. The fair value of the unit purchase options granted to a service provider by 8i Enterprises determined at the date of grant is expensed on the same date of grant, with a corresponding adjustment to the Group’s share-based payment reserve. In assessing the fair value of the unit purchase options, Black-Scholes-Merton Call Option Model was used. The model requires the input of subjective assumptions, including the volatility of its own ordinary shares. Any changes in these assumptions can significantly affect the estimate of the fair value of the unit purchase options.

Investment in Bletchley Park Multi-Strategy Fund Class E shares (“BP Fund”)

The fair value of the investment in BP Fund is primarily estimated based on the net asset value report (“NAV report”) provided by the fund administrator. BP Fund is an open-ended fund and third parties have been investing into the fund based on the NAV report value, as such we have used the NAV report as a key input in estimating the fair value of the investment.

Share-based payment – Restricted Share Units (“RSUs”)

Where RSUs have performance-based vesting targets, management apply judgement in estimating the number of awards expected to vest over the three year vesting period based on whether the performance based vesting targets are likely to be met or not. Where RSUs have performance-based vesting targets which have not been established and communicated, the accounting grant date has not been established per IFRS, which sets the fair value per award. However, upon receiving the grant notification the awardee is deemed to have begun providing a service. In this scenario when the service start date is before the accounting grant date, per IFRS 2, the Group should recognize an expense based on management’s estimate of the grant date fair value. Therefore, on each reporting date where a grant date has not been established per IFRS 2 but service had been rendered by the awardee, the Group estimates the grant date fair value of the award based on the closing share price on such a reporting date.

Convertible loans

The component parts of the convertible loans are classified separately as financial liability and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component (including any embedded non-equity derivatives features) is estimated by measuring the fair value of similar liability that does not have an associated equity component.

A conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognised in equity will be transferred to other reserve. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognised in equity will be transferred to accumulated losses. No gain or loss is recognised in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible loans are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible loans using the effective interest method.

Recently Released Accounting Standards

See Note 2 to our consolidated financial statements for additional information.

Reconciliation of Non-IFRS financial Measures at March 31:

		2022	2021	2020
	Notes	$ million	$ million	$ million

Loss from continuing operations		(75.8)	(132.2)	(57.2)

Adjustments
Interest costs		0.0	0.8	1.4
Depreciation		0.3	0.8	0.8
Amortization		3.8	2.0	-
Tax credit		(0.4)	(0.5)	-
EBITDA from continuing operations		(72.1)	(129.1)	(55.0)

Additional items:
Share options and RSUs	a	11.6	28.2	9.7
Transaction fees	b	-	45.4	-
Earn-out costs	c	-	32.1	-
Impairment / Fair value / revaluation gains and losses	d	8.7	(11.3)	12.9
Finance charges	e	0.0	1.2	-
Adjusted EBITDA		(51.8)	(33.5)	(32.4)

We present our earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA adjusted for specific items (“Adjusted EBITDA”), which are non-IFRS measures, to supplement our consolidated financial statements presented in accordance with IFRS. We believe that EBITDA and Adjusted EBITDA are useful to investors, enabling them to better access changes in our results of operations across different periods on a consistent basis, independent of certain items as presented above. Thus, EBITDA and Adjusted EBITDA provide investors with additional methods of assess our operating results in a manner that is focused on our continuing, core operating performance and current and historical results. Given our use of EBITDA and Adjusted EBITDA, we believe that these measures many be important to investors in understanding our operating results as seen through the eyes of management. EBITDA and Adjusted EBITDA are not prepared in accordance with IFRS or intended to be a replacement for IFRS financial data, should be reviewed together with the IFRS measures and may be different from non-IFRS measures used by other companies.

The below is a description of each adjustment to arrive at our non-IFRS measures:

a)	Share options and RSUs: share options and RSUs were allocated to employees as a means of attracting high caliber candidates on lower cash salaries and as a means of retention. The charge is higher in the year ended March 31, 2021 following modifications made to the plan in the year ended March 31, 2020 which resulted in the recognition of a significantly higher non-cash based cost in the statement of profit or loss. During the year ended March 31, 2022, Eqonex granted RSUs as either sign on awards or as further retention tools which vest based on services provided and business performance KPI’s being met. The cost of the RSU is partially offset the reduction in costs from the employee share options plan. Due to the variable nature of this non-cash expense, management is of the view that the exclusion of such a cost provides a more accurate representation of the financial performance of Eqonex.
b)	Transaction fees: this relates to a one off, non-cash charge to the consolidated statement of profit or loss on completion of the business Transaction. Management believes that the exclusion of these costs provides a more accurate representation of the financial performance of Eqonex.
c)	Earnout costs: similar to Transactions fees, the earnout costs are a one-off, non-cash charge to the statement of profit or loss and as a consequence management feels that the exclusion of these costs provides a more accurate representation of the financial performance of Eqonex.
d)	Impairment/Fair value/revaluation gains and losses: these costs relate to those associated with impairments of intangible assets, and fair value measurements of the private warrants and non-core investments in the year ended March 31, 2022. In the year ended March 31, 2021, these costs relate to fair value measurements of the private warrants. In the year ended March 31, 2020, these costs relate to those associated with impairments, and fair value adjustments on the investment in DHPC and loans advanced, primarily, to DHPC. All such gains and losses are not a feature of the core business of Eqonex and management believes the exclusion provides a meaningful evaluation of past performances.
e)	Finance charges: incurred in the act of raising capital. These are not costs reflective of the core performance of the business and management believe the exclusion provides a more meaningful evaluation of the business performance.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Eqonex’s directors and executive officers, as of March 31, 2021, are the individuals indicated below. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Name	Age	Position
Jonathan Stuart Farnell	50	Chief Executive Officer and Director
Daniel Ling	50	Chief Financial Officer and Director
Chi-Won Yoon	63	Chairman and Director
Lisa Theng	55	Independent Non-Executive Director
Richard Petty	51	Independent Non-Executive Director
Paul Smith	62	Independent Non-Executive Director
Andrew Watkins	55	Independent Non-Executive Director

Jonathan Stuart Farnell was appointed Chief Executive Officer and Director on March 17, 2022. He was the Head of Binance for the United Kingdom and was the Chief Executive Officer of Bifinity UAB. Mr. Farnell has a strong background in compliance and was involved in developing the Bifinity UAB’s global regulatory license and registration roadmap, which was crucial for the official launch of the business in March 2022. Prior to that, Mr. Farnell was Director of Compliance and board member of eToro Money, a payments firm registered with the Financial Conduct Authority in the United Kingdom. He also headed operations and was a member of the board of eToroX, the crypto exchange and custody platform.

Daniel Ling, was appointed to the board on April 28, 2022. He has over 27 years of experiences in financial and risk management, having served in various roles at notable organizations such as Bridgewater Associates, PricewaterhouseCoopers, the Singapore Exchange and ShoreVest Capital. He graduated with a Bachelor of Arts degree from Dartmouth College, and received his Master of Business Administration degree from Booth School of Business at University of Chicago. Mr. Ling is currently serving as Bifinity UAB’s Director of Strategy, prior to that, he was the Chief Financial Officer of Pujiang International Group.

.

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

Richard Petty is a former member of the B20 serving on the Finance and Infrastructure taskforce. He is a former Board Member of International Federation of Accountants. Mr. Petty is a past Chairman of the Australian Chamber of Commerce Hong Kong & Macau. Mr. Petty has been a key adviser on significant projects and investments in Asia, working closely with several governments and the private sector. Mr. Petty has served on the faculty of several business schools. He remains active in academia as an academic board chair and visiting professor. Mr. Petty is Chairman of the Australian International School Hong Kong and senior adviser to several firms. He has served on the boards of other companies, both publicly listed and privately held. Richard holds several degrees including a PhD. He is a Fellow of Chartered Accountants Australia and New Zealand and the Australian Institute of Company Directors.

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

B. Compensation

For the year ended March 31, 2022, Eqonex paid its executive officers, as noted in section A above, for services in all capacities an aggregate compensation of approximately $2.8 million. The compensation comprised of $0.3 million paid in cash and $2.5 million issued in equity. The executive officers did not receive performance bonuses for the year ended March 31, 2022.

Our Chief Executive Officer, Chief Financial Officer, and Chief Corporate Affairs Officer are being compensated by Bifinity as part of our strategic partnership. This compensation includes compensation for the CEO and CFO serving on the Eqonex Board.

The executive members of Eqonex’s board of directors did not receive any compensation in the year ended March 31, 2022 in their capacity as directors, and going forward, Eqonex does not expect to have a compensation plan for executive directors. Our non-executive directors were paid an aggregate compensation of $270,000 in the year ended March 31, 2022, of which $150,000 was paid in cash with the balance paid in equity of the Company.

Eqonex contributes to mandatory government pension schemes. Pension contributions for the year ended March 31, 2022 are included in the aggregate compensation noted above.

Post the year ended March 31, 2021 the Company engaged an independent remuneration expert, Mercer (Hong Kong) Limited (“Mercer”), to provide independent, analytical and evaluative advice about Eqonex’s compensation programs. Mercer reviewed the Group’s current compensation structure and delivered proposals, with the intention of maintaining Group competitiveness and retention features.

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

D. Employees

At March 31, 2022 Eqonex had a headcount of 195 which included 15 contactors.

At March 31, 2021 Eqonex had a headcount of 157 which included 49 contactors. Of the 49 contractors, 38 are located in Vietnam which became full time employees of the local entity when it was fully set up to employ staff during the year ended March 31, 2022

At March 31, 2020 the headcount was 137 which included 19 contractors.

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

None of our employees are currently represented by unions or covered by collective bargaining agreement

E. Share Ownership

For information regarding the share ownership of our directors and senior management, please refer to Item 6.B. “Compensation” and Item 7.A. “Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 46,960,734 of our ordinary shares outstanding as of July 31, 2022, based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;
●	each of our officers and directors; and
●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares	Approximate Percentage of Outstanding Ordinary Shares
Executive Officers and Directors
Chi-Won Yoon	2,839,245	6.05%
Richard Petty(2)	108,557	*
Ever Wise Ventures Limited(2)	106,792	*
Paul Smith	60,919	*
Theng Siew Lian Lisa	31,334	*
Andrew Watkins	1,765	*
All Directors and Executive Officers as a Group (Seven Individuals)	3,041,280	6.48%

*Less than one percent.

(1)	Unless otherwise noted, the business address of each of the individuals is c/o Diginex Limited, 1 Robinson Road, #18-00, AIA Tower, Singapore (048542).
(2)	Ever Wise Ventures Limited, a Seychelles limited liability company, is wholly-owned and managed by Richard Petty, who has voting and dispositive control over the Eqonex ordinary shares held by Ever Wise Ventures Limited. The business address of Ever Wise Ventures Limited is Vistra Corporate Services Center Suite 23, 1st floor Eden Plaza, Eden Island Mage Republic of Seychelles.

B. Related Party Transactions

Related party transactions are detailed in Note 21 of our consolidated financial statements as have been filed as part of this report. See Item 18 “Financial Statements.”

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

Dividend Policy

We paid a divided in year ended March 31, 2019. Since that payment we have not declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We currently intend to reinvest any future earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Singapore law and other factors our Board of Directors may deem relevant.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ordinary shares are quoted on Nasdaq under the symbol “EQOS”.

B. Plan of Distribution

Not applicable.

C. Markets

See “—Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Constitution

The following represents a summary of certain key provisions of Eqonex’s Constitution. The summary does not purport to be a summary of all of the provisions of the Constitution. For more complete information, you should read the Constitution, which is listed as an exhibit to this report, which is incorporated herein by reference.

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

Extraordinary General Meetings

All general meetings other than annual general meetings are extraordinary general meetings. The directors may, whenever they think fit, convene an extraordinary general meeting. Extraordinary general meetings may be requested by any director, whenever he thinks fit, or any requisitions as provided in the Act. If at any time there are not within Singapore sufficient directors capable of acting to form a quorum at a meeting of directors, any director may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the directors.

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

If we are treated as a PFIC for any taxable year during a U.S. Holder’s holding period, the tax consequences relating to the receipt of dividends would be materially different. See discussions below under “ —Passive Foreign Investment Company.”

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

If we are treated as a PFIC for any taxable year during a U.S. Holder’s holding period, the tax consequences of the sale or other taxable disposition of our ordinary shares would be materially different. See discussions below under “ —Passive Foreign Investment Company.”

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

Price risk

The Group’s exposure to unlisted equity securities price risk arises from investments held by the Group and classified in the consolidated statement of financial position as at fair value through profit or loss. As at 31 March 2021, the Group’s investment in unlisted equity securities was not considered material. As at 31 March 2022, the Group’s investment in unlisted equity securities is predominantly focused on the investment into Bletchley Park Multi-Strategy Fund Offshore Limited - Class E shares (the “BP Fund”) which in turn in exposed to digital asset price risk.

The Group’s exposure to digital asset price risk arises from digital assets held by the Group on a revaluation basis mostly in BTC and USDC, as well as the investment made to the BP Fund which is exposed to price changes due to the performance of the underlying funds.

The Group has issued private warrants which are subject to price risks driven by the volatility of the Company’s share price and the spot price of the shares at a particular point in time when the warrants are being valued.

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

Liquidation risk management

The Group currently takes no proprietary trading positions and is not exposed to deliberate position risk, but was exposed to a small amount of market risk via EQONEX Exchange in managing the liquidation mechanism in place to close clients’ open trading positions in the event that they breach minimum margin requirements. The Group runs a so-called “liquidation reserve” fund which was used to take on the positions of liquidated clients in the event of there being insufficient liquidity on the exchange liquidation platform or main order book to liquidate client positions. Any positions taken on by the liquidation reserve were hedged immediately, to minimize the market risk in positions taken on, but some residual exposure exists in the execution of hedges and unwinding positions.

There will be no such risk following the ceasing of operations for the Exchange.

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

Deposits with bank

With respect to the Group’s cash deposits held with banks, the Group limits its exposure to credit risk by placing deposits with financial institutions with high credit rating and no recent history of default. Given the high credit ratings of the banks, management does not expect any counterparty to fail to meet its obligations. Management will continue to monitor the position and will take appropriate action if their ratings are changed. As at 31 March 2022 and 31 March 2021, the Group had a concentration of deposits with one bank but does have additional banking relationships to mitigate any concentration risk.

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

On exchange credit

Following the launch of the Exchange, the Group has offered notional on-exchange credit to selected clients. Notional on-exchange credit increases the available trading balance to those selected clients and is termed as notional as there is no physical transfer of assets to the clients. The notional credit offered has restricted use on the Exchange and cannot be withdrawn. Collateral is deposited by the trading counterparties in advance of receiving on-exchange credit and the risk of any loss is mitigated by risk management processes in place such as regular reconciliations and margin calls in advance of the client’s asset portfolio breaching the advanced credit balance. As at March 31, 2022, the total amount of notional credit outstanding to the selected clients was 23,300,000 USDC 164.5 BTC 1,513 ETH, 800 BCH and 6,250 DOT. Against the notional credit advanced the Group held collateral deposited by the clients of 7,075,000 USDC, 53 BTC, 455.5 ETH, 200 BCH and 1250 DOT. Additionally, as of March 31, 2022, the clients, that had been allocated on-exchange credit, had balances in excess of the notional credit in their EQONEX trading accounts that is monitored and ensured via a margin call and settlement process.

There will be no on exchange credit following the closure of the exchange.

Liquidity risk

Financing arrangement

The Group monitors its cash position on a regular basis and manages cash and cash equivalents to finance the Group’s operations. The Group has been primarily financed via the proceeds from the shareholder investments via the convertible bond, the Transaction, private placement, warrants exercised and convertible loans from Bifinity.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize the return to the shareholders through the optimization of the debt and equity balance.

The Group manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders, and issue new shares or other instruments. No changes were made in the objectives, policies or processes for managing capital during the year ended March 31, 2022.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2022, our disclosure controls and procedures were effective.

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

Item 16C. Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by our principal auditors, Mazars USA LLP (“Mazars”) for the year ended March 31, 2022 and by UHY, LLP (“UHY”), and their affiliates in Singapore and Hong Kong, an independent registered public accounting firm, for the year ended March 31, 2021:

	2022	2021

Audit Fees	$600,000	$340,016
Audit-Related Fees	92,250	41,000
Tax Fees	-	5,100
All Other Fees	-	251,174

	$692,250	$637,290

“Audit fees” include the auditing and issuance of an audit opinion for the consolidated Group for the years ended March 31, 2022 and 2021 by Mazars and UHY, respectively, and for standalone entities in Hong Kong and Singapore for the year ended March 31, 2021 by UHY. During the years ended March 31, 2021, the Group incurred audit fees from UHY affiliated companies in Hong Kong and Singapore of $145,016 and $40,597, respectively.

“Audit-related fees” include the review of the interim financial statements for the six-month ended September 30, 2021 and 2020 and Form F1 filings prior to submission by UHY.

“Tax fees” include preparation of and filing of corporate tax returns in Hong Kong and Singapore.

“All other fees” include the fees incurred during the year ended March 31, 2021 for the financial statements for the years ending March 31, 2019 and 2018 of Eqonex in preparation for the completion of the business combination with 8i.

The Audit Committee pre-approves all audit services to be provided to the Company. All services provided by the principal external auditors for the years ended March 31, 2022 and 2021 were approved by the Audit Committee pursuant to the pre-approval policy.

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

Item 16H. Mine Safety Disclosure

Not Applicable

Part III

Item 17. Financial Statements

See Item 18. “Financial Statements”

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report on Form 20-F.

Item 19. Exhibits

The following are filed as exhibits hereto:

Exhibit Number	Description
1.1	Constitution of Diginex Limited (incorporated by reference to Exhibit 3.4 to the JFK Registration on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020).†
1.2	Amended and Restated Constitution of Diginex Limited (incorporated by reference to Exhibit 10.5 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 20, 2020).†
4.1	Form of Registration Rights Agreement by and among Diginex Limited and the Investors named therein (incorporated by reference to Exhibit 10.5 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 20, 2020).†
4.2	Form of Escrow Agreement (incorporated by reference to Exhibit 10.6 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020).†
4.3	Form of Lock-Up Agreements (incorporated by reference to Exhibit 10.7 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020). †
4.4	Merger Agreement, dated October 8, 2019, by and among 8i Enterprises Acquisition Corp., Digital Innovative Limited, and DIGITAL INNOVATIVE LIMITED (incorporated by reference to Exhibit 10.8 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020).†
4.5	Diginex Limited 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.9 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020).†
4.6	Form of Option Agreement (incorporated by reference to Exhibit 10.10 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020).†
4.7	Form of Assignment of Warrant Agreement (incorporated by reference to Exhibit 10.11 to the JFK Registration Statement filed on Form F-4/A filed with the Securities and Exchange Commission on February 20, 2020).†
4.8	Form of Supplemental Warrant Agreement (incorporated by reference to Exhibit 10.11 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 20, 2020).†
4.9	Convertible Loan Agreement with Bifinity
8	List of Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm, UHY LLP
15.2	Consent of Independent Registered Public Accounting Firm, Mazars USA LLP
†	Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 15, 2022	EQONEX LIMITED

/s/ Jonathan Farnell
	Name:	Jonathan Farnell
	Title:	Chief Executive Officer

EQONEX LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

31 March 2022, 2021 AND 2020

103

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of EQONEX Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of EQONEX Limited (the “Company”) as of March 31, 2022, and the related consolidated statements of profit or loss, comprehensive (loss) income, changes in equity, and cash flows for the year ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of their operations and their cash flows for the year ended March 31, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standard Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Mazars USA LLP

We have served as the Company’s auditor since 2022.

New York, New York

August 15, 2022

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

New York, New York

June 29, 2021

EQONEX LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the years ended 31 March 2022, 2021 and 2020

		Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	Notes	USD	USD	USD

CONTINUING OPERATIONS
Revenue	3	5,294,708	287,468	494,622
		5,294,708	287,468	494,622
General and administrative expenses	4	(72,511,076)	(64,916,121)	(42,984,644)
OPERATING LOSS		(67,216,368)	(64,628,653)	(42,490,022)

Other gains, losses and expenses, net	6	5,218,331	(65,849,864)	(1,699,067)
Impairment loss on intangible assets	11	(13,899,728)	-	-
Impairment reversal (losses) on financial assets, net	7	-	21,071	(11,237,660)
Finance costs, net	8	(270,314)	(2,271,445)	(1,851,527)
LOSS BEFORE TAX		(76,168,079)	(132,728,891)	(57,278,276)
Income tax credit	9	348,951	478,078	-
LOSS FROM CONTINUING OPERATIONS		(75,819,128)	(132,250,813)	(57,278,276)
DISCONTINUED OPERATIONS
Profit (loss) from discontinued operations (attributable to the ordinary equity holders of the Company)	34	-	4,956,408	(857,554)

LOSS FOR THE YEAR		(75,819,128)	(127,294,405)	(58,135,830)
Loss attributable to:
Owners of the Company		(74,995,788)	(126,752,064)	(57,716,069)
Non-controlling interests		(823,340)	(542,341)	(419,761)
		(75,819,128)	(127,294,405)	(58,135,830)
LOSS PER SHARE FOR LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	10	$(1.87)	$(5.03)	$(3.80)

EARNINGS (LOSS) PER SHARE FOR PROFIT (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic earnings (loss) per share	10	$0.00	$0.19	$(0.06)

LOSS PER SHARE FOR LOSS FOR THE YEAR ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	10	$(1.87)	$(4.84)	$(3.86)

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

EQONEX LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

For the years ended 31 March 2022, 2021 and 2020

		Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	Notes	USD	USD	USD

LOSS FOR THE YEAR		(75,819,128)	(127,294,405)	(58,135,830)

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange gain (loss) on translation of foreign operations		(167,106)	(525,878)	22,903
Digital assets revaluation gain	19	9,798	429,789	-
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(75,976,436)	(127,390,494)	(58,112,927)
Total comprehensive loss attributable to:
Owners of the Company		(75,153,096)	(126,848,153)	(57,693,166)
Non-controlling interests		(823,340)	(542,341)	(419,761)
		(75,976,436)	(127,390,494)	(58,112,927)
Total comprehensive (loss) income attributable to Owners of the Company arising from:
Continuing operations		(75,153,096)	(131,804,561)	(56,835,612)
Discontinued operations		-	4,956,408	(857,554)
		(75,153,096)	(126,848,153)	(57,693,166)

The above consolidated statement of comprehensive (loss) income should be read in conjunction with the accompanying notes.

EQONEX LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 March 2022 and 2021

		At 31 March 2022	At 31 March 2021
	Notes	USD	USD
ASSETS
Intangible assets, net	11	1,199,167	14,845,896
Property, plant and equipment, net	12	426,309	473,512
Right-of-use assets, net	13	4,691,765	906,474
Financial assets at fair value through profit or loss	14	48,399	304,053
Prepayment, deposits and other receivables, non-current	15	347,299	152,988
Non-current assets		6,712,939	16,682,923
Trade receivables	15	71,423	12,604
Prepayment, deposits and other receivables	15	2,194,185	3,256,771
Amounts due from related companies	17	43,202	12,296
Amounts due from shareholders	17	1	36,963
Client assets	18	42,071,538	27,021,925
Digital assets	19	1,054,649	348,998
USDC	20	1,983,767	2,034,800
Financial assets at fair value through profit or loss	14	2,262,599	-
Cash and cash equivalents		4,882,410	52,118,497
Current assets		54,563,774	84,842,854
TOTAL ASSETS		61,276,713	101,525,777
EQUITY
Share capital	21	365,794,851	312,633,450
Reverse acquisition reserve	21, 24	(129,036,521)	(129,036,521)
Convertible loans – equity component	30	220,450	-
Share-based payment reserve	22, 24	31,688,905	64,957,905
Revaluation surplus	24	9,798	180,260
Foreign currency translation reserve	24	(678,936)	(511,830)
Accumulated losses	24	(263,900,341)	(186,397,263)
Shareholders’ equity (deficit) attributable to the owners of the Company		4,098,206	61,826,001
Non-controlling interests	24	-	(748,136)
Total equity		4,098,206	61,077,865
LIABILITIES
Lease liabilities, non-current	26	3,995,562	134,951
Convertible loans, non-current	30	2,774,692	-
Non-current liabilities		6,770,254	134,951
Amount due to an associate	16	900,000	900,000
Amounts due to related parties	17	7,828	203,460
Amounts due to directors	17	-	6,785
Client liabilities	18	42,071,538	27,021,925
Warrant liability	23	4,005	5,197,201
Lease liabilities, current	26	933,405	733,488
Other payables and accruals	27	6,491,477	6,250,102
Current liabilities		50,408,253	40,312,961
Total liabilities		57,178,507	40,447,912
TOTAL EQUITY AND LIABILITIES		61,276,713	101,525,777

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

eqonex LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 March 2022, 2021 and 2020

		Attributable to owners of the Group

		Share capital		Reverse acquisition	Revaluation	Equity component of convertible		Share-based payment	Foreign currency translation	Accumulated		Non- controlling	Total shareholders’
		Shares	Amount	reserve	surplus	loan	Warrants	reserve	reserve	Losses	Total	interests	equity
	Notes		USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
Balance at 1 April 2019	21	973,903	13,382,920	-	-	-	-	634,462	(8,855)	(10,094,383)	3,914,144	(61,954)	3,852,190
Shares issued for cash during the year	21	214,753	31,831,174	-	-	-	-	-	-	-	31,831,174	-	31,831,174
Shares issued for consulting services	21	17,081	2,709,854	-	-	-	-	-	-	-	2,709,854	-	2,709,854
Shares issued for intangible assets	11	35,088	5,400,043								5,400,043		5,400,043
Shares issued to employees	21	10,522	1,745,447	-	-	-	-	-	-	-	1,745,447	-	1,745,447
Expenses related to raise of capital	21	-	(913,159)	-	-	-	-	-	-	-	(913,159)	-	(913,159)
Total loss for the year		-	-	-	-	-	-	-	-	(57,716,069)	(57,716,069)	(419,761)	(58,135,830)
Total other comprehensive income for the year		-	-	-	-	-	-	-	22,903	-	22,903	-	22,903
Acquisition of a subsidiary	32	-	-	-	-	-	-	-	-	(375,920)	(375,920)	275,920	(100,000)
Equity-settled share-based payments	22	-	-	-	-	-	-	9,722,202	-	-	9,722,202	-	9,722,202
Balance at 31 March 2020		1,251,347	54,156,279	-	-	-	-	10,356,664	14,048	(68,186,372)	(3,659,381)	(205,795)	(3,865,176)
Recapitalization of Diginex HK (1:13.9688 exchange ratio)	21	16,228,418	85,180,290	(85,180,290)	-	-	-	-	-	-	-	-	-
Balance at 31 March 2020 (Note a)		17,479,765	139,336,569	(85,180,290)	-	-	-	10,356,664	14,048	(68,186,372)	(3,659,381)	(205,795)	(3,865,176)

Balance at 1 April 2020	21	1,251,347	54,156,279	-	-	-	-	10,356,664	14,048	(68,186,372)	(3,659,381)	(205,795)	(3,865,176)
Shares issued for cash during the six months to 30 September 2020	21	3,572	285,438	-	-	-	-	-	-	-	285,438	-	285,438
Shares issued on conversion of convertible bond	21	318,311	25,436,232	-	-	-	-	-	-	-	25,436,232	-	25,436,232
Shares issued for consulting services	21	595	47,546	-	-	-	-	-	-	-	47,546	-	47,546
Shares issued for intangible asset purchase	11	3,899	600,056	-	-	-	-	-	-	-	600,056	-	600,056
Shares issued to employees	21	9,114	728,300	-	-	-	-	-	-	-	728,300	-	728,300
Shares issued to settle shareholder loan	17	9,039	722,306	-	-	-	-	-	-	-	722,306	-	722,306
Equity-settled share-based payments	22	448	35,800	-	-	-	-	-	-	-	35,800	-	35,800
Equity-settled earn-out awards	22	-	-	-	-	-	-	32,148,300	-	-	32,148,300	-	32,148,300
Anti-dilutive share issuance	21	187,001	-	-	-	-	-	-	-	-	-	-	-
Expenses related to raise of capital	21	6,382	(152,044)	-	-	-	-	-	-	-	(152,044)	-	(152,044)
Subtotal		1,789,708	81,859,913	-	-	-	-	42,504,964	14,048	(68,186,372)	56,192,553	(205,795)	55,986,758
Recapitalization of Diginex HK (1:13.9688 exchange ratio)	21	23,210,292	129,019,911	(129,019,911)	-	-	-	-	-	-	-	-	-
Subtotal		25,000,000	210,879,824	(129,019,911)	-	-	-	42,504,964	14,048	(68,186,372)	56,192,553	(205,795)	55,986,758
Recapitalized with founding share of the Company	32	1	1	(16,610)	-	-	-	-	-	-	(16,609)	-	(16,609)
Acquisition of 8i Enterprises	32	6,688,392	56,851,332	-	-	-	8,324,147	-	-	-	65,175,479	-	65,175,479
Subtotal		31,688,393	267,731,157	(129,036,521)	-	-	8,324,147	42,504,964	14,048	(68,186,372)	121,351,423	(205,795)	121,145,628
Shares issued for services	21	27,334	285,160	-	-	-	-	-	-	-	285,160	-	285,160
Shares issued for cash during the six months to 31 March 2021	21	2,571,669	21,980,647	-	-	-	-	-	-	-	21,980,647	-	21,980,647
Expenses related to raise of capital	21	-	(1,636,312)	-	-	-	-	-	-	-	(1,636,312)	-	(1,636,312)
Shares issued in settlement of earn-out awards	22	3,030,000	7,241,700	-	-	-	-	(7,241,700)	-	-	-	-	-

		Attributable to owners of the Group

		Share capital		Reverse acquisition	Revaluation	Equity component of convertible			Share-based payment	Foreign currency translation	Accumulated		Non- controlling	Total shareholders’
		Shares	Amount	reserve	surplus	loan		Warrants	reserve	reserve	Losses	Total	interests	equity
	Notes		USD	USD	USD	USD		USD	USD	USD	USD	USD	USD	USD
Shares issued for warrants exercised and warrants repurchased	23	1,480,965	17,031,098	-	-	-		(8,324,147)	-	-	8,291,644	16,998,595	-	16,998,595
Equity-settled share-based payments	22	-	-	-	-	-		-	29,694,641	-	-	29,694,641	-	29,694,641
Total loss for the year		-	-	-	-	-		-	-	-	(126,752,064)	(126,752,064)	(542,341)	(127,294,405)
Total other comprehensive loss for the year		-	-	-	180,260	-		-	-	(525,878)	249,529	(96,089)	-	(96,089)
Balance at 31 March 2021		38,798,361	312,633,450	(129,036,521)	180,260	-		-	64,957,905	(511,830)	(186,397,263)	61,826,001	(748,136)	61,077,865

Balance at 1 April 2021 (Note a)		38,798,361	312,633,450	(129,036,521)	180,260	-		-	64,957,905	(511,830)	(186,397,263)	61,826,001	(748,136)	61,077,865
Shares issued for services	21	371,324	3,896,546	-	-	-	-	-	(3,746,546)	-	-	150,000	-	150,000
Shares issued for intangible asset purchase	21	154,906	900,000	-	-	-		-	-	-	-	900,000	-	900,000
Shares issued to employees	21	17,841	142,201	-	-	-		-	(142,201)	-	-	-	-	-
Shares issued in settlement of share-based payments	22	5,635,335	45,689,431	-	-	-		-	(45,689,431)	-	-	-	-	-
Acquisition of non-controlling interests paid by shares	32	1,464,291	2,533,223	-	-	-		-	-	-	(4,104,699)	(1,571,476)	1,571,476	-
Equity-settled share-based payments	22	-	-	-	-	-		-	17,726,327	-	-	17,726,327	-	17,726,327
Drawdown of convertible loan	30	-	-	-	-	220,450		-	-	-	-	220,450	-	220,450
Revaluation surplus realization	19	-	-	-	(180,260)	-		-	-	-	180,260	-	-	-
Total loss for the year		-	-	-	-	-		-	-	-	(74,995,788)	(74,995,788)	(823,340)	(75,819,128)
Total other comprehensive loss for the year		-	-	-	9,798	-		-	-	(167,106)	-	(157,308)	-	(157,308)
		46,442,058	365,794,851	(129,036,521)	9,798	220,450		-	33,106,054	(678,936)	(265,317,490)	4,098,206	-	4,098,206

Note a – The balance of share capital as at 31 March 2020 has been recapitalized and reflected as such in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

EQONEX LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended 31 March 2022, 2021 and 2020

		Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	Notes	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax from:
Continuing operations		(76,168,079)	(132,728,891)	(57,278,276)
Discontinued operations		-	4,956,408	(857,554)
PROFIT (LOSS) INCLUDING DISCONTINUED OPERATIONS		(76,168,079)	(127,772,483)	(58,135,830)
Adjustments for:
Impairment (reversal) losses on financial assets, net	7	-	(21,071)	11,237,660
Finance costs	8	270,314	1,036,104	1,851,527
Transaction cost associated with private warrants	8	-	1,235,341	-
Net fair value gain on financial liabilities at fair value through profit or loss	6, 23	(5,193,196)	(11,397,187)	-
Revaluation loss on digital assets	6, 19	399,070	68,360	-
Net fair value (gains) losses on financial assets at fair value through profit or loss	6	(6,945)	144,109	1,527,158
Net loss on sale of financial assets at fair value through profit or loss	6	-	-	221,626
Impairment loss on intangible assets	11	13,899,728	-	-
Amortization – intangible assets	11	3,821,276	2,021,722	-
Depreciation – property, plant and equipment	12	263,407	817,597	791,714
Loss on disposal – property, plant and equipment	12	87,811	36,300	-
Depreciation – right-of-use assets	13	1,493,946	1,963,787	1,965,711
Impact on reclassification to short term lease		-	(32,588)	-
Shares issued for consulting services	21	150,000	332,706	2,709,854
Shares issued to employees	21	-	715,834	-
Equity-settled share-based payments	21	-	35,800	-
Equity settled share-based payments – salaries to be settled in shares	22	54,567	-	-
Equity settled share-based payments – employee share option scheme and accrued share awards	22	13,535,580	28,901,004	11,397,317
Equity settled share-based payments – restricted share units	22	4,134,847	-	-
Earn-out share awards	22	-	32,148,300	-
Transaction expense	22, 33	-	45,413,018	-
Discontinued operations	34	-	(5,987,534)	70,331
		(43,257,674)	(30,340,881)	(26,362,932)
Changes in:
Trade receivables		(58,819)	60,048	(81,735)
Prepayment, deposits and other receivables		1,051,608	(1,285,134)	(1,615,696)
Income tax payable		-	-	(27,680)
Client assets		(15,049,613)	(26,478,015)	(543,910)
Client liabilities		15,049,613	26,478,015	543,910
Amounts due from related companies		(30,906)	-	(1,113)
Amounts due to related parties		(195,632)	203,460	-
Other payables and accruals		(48,591)	(6,066,606)	7,846,029
Amounts due to directors		(6,785)	(367,819)	17,749
Advance to an associate company		-	-	(226,308)

		Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	Notes	USD	USD	USD
Amounts due to shareholders		-	(1,686)	1,686
Amounts due from shareholders		36,962	765	63,372
Digital assets	19	(498,393)	48,465	(36,034)
USDC	20	51,033	(1,741,007)	(293,793)
Cash used in operating activities		(42,957,197)	(39,490,395)	(20,716,455)
Finance costs paid		614	(387,366)	(1,561,094)
Income tax credit received	9	348,951	478,078	-
Net cash used in operating activities		(42,607,632)	(39,399,683)	(22,277,549)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	12	(307,936)	(49,743)	(69,875)
Acquisition of subsidiaries, net of cash acquired	33	-	(75,000)	(25,000)
Acquisition of digital assets		(4,000,000)	-	-
Disposal of digital assets		3,403,470	-	-
Cash received on completion of Transaction	33	-	24,149,575	-
Sales of financial assets through profit or loss		-	-	155,951
Investment in financial assets at fair value through profit or loss	14	(2,000,000)	-	(267,773)
Acquired software and capitalized software development	11	(3,173,309)	(5,652,943)	(5,269,116)
Net cash generated from (used in) investing activities		(6,077,775)	18,371,889	(5,475,813)
CASH FLOWS FROM FINANCING ACTIVITIES
Loan receivables		-	-	(479,749)
Loan to an associate	16	-	-	(2,000,000)
Repayment of amounts due from an associate	16	-	951,781	814,572
Advance from an associate	16	-	900,000	-
Payment of lease liabilities	26	(1,183,585)	(2,399,147)	(2,390,366)
Proceeds from issues of share capital, net	21	-	255,438	30,918,015
Proceed from issues of private placement shares, net of expenses	21	-	20,626,394	-
Proceed from issues of private placement warrants, net of expenses	23	-	15,571,989	-
Procced from issues of public warrant shares	23	-	17,031,098	-
Proceeds from loans from shareholders	17	-	100,000	5,332,303
Repayment of loans from shareholders	17	-	(3,949,050)	(4,850,000)
Proceeds from notes payable	28	-	-	675,000
Repayment of notes payable	28	-	(675,000)	-
Proceeds from convertible bond, net of expenses	29	-	24,272,539	-
Proceeds from convertible loan, net of expenses	30	2,800,000	-	-
Net cash generated from financing activities		1,616,415	72,686,042	28,019,775
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(47,068,992)	51,658,248	266,413
Cash and cash equivalents at the beginning of the period		52,118,497	988,836	740,061
Effect of foreign exchange rate changes		(167,095)	(528,587)	(17,638)
CASH AND CASH EQUIVALENTS AT 31 MARCH		4,882,410	52,118,497	988,836

Non-cash investing and financing activities

Non-cash investing and financing activities for the year ended 31 March 2022, as disclosed in the notes, are:

●	Acquisition of intangible assets through the issuance of shares valued at $900,000 (note 11).
●	Acquisition of 15% of Digivault Limited through issuance of shares valued at $2,533,223 (note 32).
●	Additions to right-of-use assets and lease liabilities of $5,111,736 (notes 13 and 26).
●	Issuance of shares for services for $3,896,546 and to employees for $142,201.

Non-cash investing and financing activities for the year ended 31 March 2021, as disclosed in the notes, are:

●	Acquisition of intangible assets through the issuance of Diginex HK shares valued at $600,056 (note 11).
●	Addition to right-of-use assets and lease liabilities of $406,333 (notes 13 and 26).
●	Settlement of loans from shareholders of $722,306 via issuance of shares in Diginex HK (note 17.6).
●	Settlement of loans from shareholders of $100,000 via issuance of a convertible bond (note 17.6).
●	Settlement of deferred compensation from the salary deferral scheme of $485,000 via issuance of convertible bonds (note 29).
●	Conversion of convertible bonds and accrued interest into shares in Diginex HK of $25,436,232 (note 21).
●	Issue of earn-out shares of 3,030,000 from the earn-out share based payment reserve of $7,241,700 (note 22).
●	Accrual of transaction costs of $495,000 payable to a service provider associated with the private placement (note 23.2).

Non-cash investing and financing activities for the year ended 31 March 2020, as disclosed in the notes, are:

●	Loan novation of $4,323,530 from a loan receivable to an amount due from an associate (note 16).
●	Acquisition of intangible assets amounting to $5,400,043 through the issuance of Diginex HK shares (note 11).
●	Outstanding payable of $75,000 on acquisition of remaining interest in Bletchley Park Asset Management Jersey Limited.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

EQONEX LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 March 2022 and 2021

1 ACTIVITIES

Eqonex Limited (the “Company” or “Eqonex”) was incorporated on 1 October 2019 and domiciled in Singapore with its registered office and principal place of business located at 140 Robinson Road, #18-01 Tahir Building, Singapore 068907. The Company was formerly known as Diginex Limited before 13 October 2021.

The Company is an investment holding company listed on Nasdaq (ticker: EQOS). The Company has various subsidiaries that are incorporated in Hong Kong, People’s Republic of China (“PRC”), Singapore, Switzerland, Republic of Korea, Germany, Gibraltar, Jersey, United Kingdom, British Virgin Islands, Vietnam, Luxembourg and Republic of Seychelles (“collectively, the Group”).

Eqonex is a digital assets financial services company focused on fairness, governance, and innovation. The Company’s current business operations and its principal activities are conducted through its individual business lines that are captured within three divisions. The three divisions being (i) Custody, (ii) Asset Management, and (iii) Brokerage. Custody is composed of Digivault, our FCA-licensed hot and cold digital assets custodian. Asset Management is composed of Bletchley Park, our Fund of Hedge Funds; and Eqonex Investment Products, which issues exchange-traded products. Brokerage is composed of Eqonex OTC, an over-the-counter brokerage business; Eqonex Lending, a borrowing and lending business; and the Structured Products Business, which will seek to offer private placements tailored to client demand against underlying crypto assets.

These consolidated financial statements are presented in US dollars (USD), which is the same as the functional currency of the Company.

These consolidated financial statements for year ended 31 March 2022 were authorized for issue by the Board of Directors on August 15, 2022.

2 BASIS OF PREPARATION

These consolidated financial statements for the years ended 31 March 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements are prepared on a going concern basis and correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The consolidated financial statements comprise of the statement of financial position as of 31 March 2022 with comparative statement of financial position as on 31 March 2021; the statement of profit or loss, the statement of comprehensive (loss) income, the statement of changes in equity, and the statement of cash flows for the year ended 31 March 2022 with comparatives for the year ended 31 March 2021 and 31 March 2020.

The Group has prepared its subsidiaries’ financial statements in accordance with the recognition, measurement and disclosure principles of IFRS as issued and published by the IASB. The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which are measured at fair value.

Restatement of Prior Period Financial Statements

Management determined the share-based payment expense of $1,417,149, associated with the issuance of unit purchase options by 8i Enterprise to a service provider was omitted. This amount, which is not deductible for tax purpose, should be recognised in the profit or loss during the year ended March 31, 2021 as part of the one time expense incurred for the Transaction. Management determined that it was necessary to restate the comparative financial information for the year ended March 31, 2021, the effect of correcting these changes was not material to the consolidated financial statements for the year ended March 31, 2021.

As shown in the tables below, the effect of the restatement was an increase of $1,417,149 in “Other gains, losses, and expenses, net” for the year ended March 31, 2021 and a corresponding increase in share-based payment reserve and an increase in accumulated losses as of March 31, 2021.

	For the year ended March 31, 2021
	As previously reported	Adjustment	As restated
	USD	USD	USD
Consolidated statement of profit or loss
Other gains, losses and expenses, net	(64,432,715)	(1,417,149)	(65,849,864)
Loss before tax	(131,311,742)	(1,417,149)	(132,728,891)
Loss from continuing operations	(130,833,664)	(1,417,149)	(132,250,813)
Loss for the year	(125,877,256)	(1,417,149)	(127,294,405)
Basic loss per share for loss from continuing operations attributable to the ordinary equity holders of the Company	(4.97)	(0.06)	(5.03)
Basic loss per share for loss for the year attributable to the ordinary equity holders of the Company	(4.78)	(0.06)	(4.84)

Consolidated statement of comprehensive income
Loss for the year	(125,877,256)	(1,417,149)	(127,294,405)
Total comprehensive loss for the year	(125,973,345)	(1,417,149)	(127,390,494)

Consolidated statement of cash flows
Loss before tax from continuing operations	(131,311,742)	(1,417,149)	(132,728,891)
Loss including discontinued operations	(126,355,334)	(1,417,149)	(127,772,483)
Transaction expense	43,995,869	1,417,149	45,413,018

	As at March 31, 2021
	As previously reported	Adjustment	As restated
	USD	USD	USD
Consolidated statement of financial position
Share-based payment reserve	63,540,756	1,417,149	64,957,905
Accumulated losses	(184,980,114)	(1,417,149)	(186,397,263)

2.1 Amendments to IFRS that are mandatorily effective for the current year

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2021 except for the adoption of the following amendments to IFRS:

●	Amendments to IFRS 16: COVID19 Related Rent Concessions beyond 30 June 2021 (effective for fiscal periods beginning on or after 1 April 2021)
●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform – Phase 2 (effective for fiscal periods beginning on or after 1 January 2021)

The application of these amendments to IFRS has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

2.2 New and amendments to IFRS in issued but not yet effective

The Group has not early applied the following new and amendments to IFRS that have been issued but are not yet effective:

●	IFRS 17: Insurance Contracts and the related Amendments (effective for fiscal periods beginning on or after 1 January 2023)
●	Amendments to IFRS 3: “Reference to the Conceptual Framework (effective for fiscal periods beginning on or after 1 January 2022)
●	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date is deferred indefinitely)
●	Amendments to IAS 1: “Classification of Liabilities as Current or Non-current” (effective for fiscal periods beginning on or after 1 January 2023)
●	Amendments to IAS 1 and FIRS Practice Statement 2: “Disclosure of Accounting Policies” (effective for fiscal periods beginning on or after 1 January 2023
●	Amendments to IAS 8: “Definition of Accounting Estimates” (effective for fiscal periods beginning on or after 1 January 2023
●	Amendments to IAS 12: “Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective for fiscal periods beginning on or after 1 January 2023)
●	Amendments to IAS 16: “Property, Plant and Equipment – Proceeds before Intended Use” (effective for fiscal periods beginning on or after 1 January 2022)
●	Amendments to IAS 37: “Onerous Contracts – Cost of Fulfilling a Contract” (effective for fiscal periods beginning on or after 1 January 2022)
●	Amendments to IFRS Standards: “Annual Improvements to IFRS 2018 – 2020” (effective for fiscal periods beginning on or after 1 January 2022)

Management is currently assessing the impact of the new and amendments to IFRS and does not anticipate that the adoption of these new and amendments to IFRS will have a material impact on the Group’s consolidated financial statements.

2.3 Significant accounting estimates and judgements

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

Impairment of property, plant and equipment

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, an impairment assessment is performed to determine the recoverable amount and the associated impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the residual value of the cash generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

Investment in Bletchley Park Multi-Strategy Fund Class E shares (“BP Fund”)

The fair value of the investment in BP Fund is primarily estimated based on the net asset value report (“NAV report”) provided by the fund administrator. BP Fund is an open-ended fund and third parties have been investing into the fund based on the NAV report value, as such we have used the NAV report as a key input in estimating the fair value of the investment.

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

Share-based payment expenses – earn-out awards

According to an earn-out provision of a Share Swap Transaction (“Transaction”) between the Company, 8i Enterprises Acquisition Corp (“8i Enterprises”), a company incorporated in the British Virgin Islands, and Diginex Limited (“Diginex HK”), a company incorporated in Hong Kong, former Diginex HK shareholders are entitled to receive up to 12,000,000 additional shares in the Company if share price related milestones are achieved over a 4-year period from 30 September 2020 post Transaction. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. Earn-out awards are accounted for under IFRS 2 as equity-settled awards with non-vesting conditions.

The fair value of the earn-out awards is based on a Monte Carlo simulation model taking assumptions on share price volatility, risk-free rate and other market data to predict distribution of relative share performance.

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

Share-based payment – Restricted Share Units (“RSUs”)

Where RSUs have performance-based vesting targets, management apply judgement in estimating the number of awards expected to vest over the three year vesting period based on whether the performance based vesting targets are likely to be met or not.

Where RSUs have performance-based vesting targets which have not been established and communicated, the accounting grant date has not been established per IFRS, which sets the fair value per award. However, upon receiving the grant notification the awardee is deemed to have begun providing a service. In this scenario when the service start date is before the accounting grant date, per IFRS 2, the Group should recognize an expense based on management’s estimate of the grant date fair value. Therefore, on each reporting date where a grant date has not been established per IFRS 2 but service had been rendered by the awardee, the Group estimates the grant date fair value of the award based on the closing share price on such a reporting date.

Private warrants

The private warrants are recorded as financial liabilities on the consolidated statement of financial position and are remeasured on each reporting date. In assessing the fair value of the private warrants, the Black-Scholes-Merton Call Option Model was used to calculate the fair value of the private warrants since they are not publicly traded. The model requires the input of subjective assumptions, including the volatility of its own ordinary shares and the expected life of the warrants. Any changes in these assumptions can significantly affect the estimate of the fair value of the warrants.

Unit purchase options

The fair value of the unit purchase options granted to a service provider by 8i Enterprises determined at the date of grant was expensed on the same date of grant, with a corresponding adjustment to the Group’s share-based payment reserve. In assessing the fair value of the unit purchase options, Black-Scholes-Merton Call Option Model was used. The model requires the input of subjective assumptions, including the volatility of its own ordinary shares. Any changes in these assumptions can significantly affect the estimate of the fair value of the unit purchase options.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognized in the consolidated financial statements:

Functional currency

The Group’s operating costs, borrowing, revenue contracts and investments are primarily in USD, and are expected to remain principally denominated in USD in the future. Management has determined USD as the Company’s functional currency and presented the consolidated financial statements in USD to meet the requirements of users.

Intangible assets

The Group classifies acquired software and capitalized software development costs as intangible assets. Under IAS 38 the Group has elected to measure these intangible assets at cost rather than a revalued amount.

Convertible loans

Management has evaluated the terms of the convertible loan agreement with Bifinity UAB (“Bifinity”) and determined that the Group shall recognize separately the components of the convertible loans as a financial liability and an equity instrument (i.e. a call option granting the holder the right, for a specified period of time, to convert it into a fixed number of ordinary shares of the Company).

Digital Assets

The Group holds digital assets which are also referred to as cryptocurrencies. There is no specific accounting standard that applies to all digital assets and accordingly judgement is applied based on the terms and structure of each individual cryptocurrency in determining the most relevant accounting standards to adopt. The Group assessed that the cryptocurrencies currently owned (primarily BTC and ETH), unless specifically stated otherwise, are most appropriately accounted for as intangible assets in accordance with IAS 38 on the basis that they do not meet the definition of financial assets and are assets with no tangible form. Under IAS 38 the Group has elected to measure digital assets at a revalued amount on the basis that an active secondary market exists for those assets.

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

For fiat, the Group recognizes same amount client assets and client liabilities on the consolidated statement of financial position in accordance with IFRS 9 D.1.1.

For USDC and digital assets, there is no specific accounting guidance on recognition for these assets held on behalf of others. As such, the Group refers to para 4.3 and 4.4 of the conceptual framework for the definition of an asset. An asset is a resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity. On the basis that the USDC and digital assets deposited by clients are held in omnibus wallets offered by digital asset custodians under relevant group entity’s name, the relevant group entity has economic control over the wallets. Therefore, with control over the wallets, an asset and a corresponding liability with the same amount are recognized.

EQO token

The EQO white paper was published on 15 March 2021 and the token was launched on April 8, 2021 when a number of tokens were airdropped to eligible recipients. Holders of EQO initially benefitted from Exchange fee reductions and staking rewards. Fee paying price takers on EQONEX during the period March 16, 2021 to April 7, 2021 were entitled to an allocation of EQO on 8 April 2021. Post 8 April 2021, EQO was airdropped daily based on a formula weighted between price taking volume and the number of EQO tokens staked on EQONEX by eligible users.

EQO is a utility token and was not issued for cash consideration but instead used as a tool to incentivize activity on EQONEX whilst providing value to the recipient. The holding of EQO by clients created a liability for EQONEX as clients could, post April 8, 2021, receive benefits such as reduced trading fees. However, management estimates the impact from 16 March 2021 to 31 March 2021 and for the year ended 31 March 2021 to be immaterial.

With the ceasing of operations for the EQONEX Exchange since August 15, 2022, the EQO token will also cease trading.

Property, plant and equipment

The Group has acquired and capitalized property, plant and equipment as fixed assets. Under IAS 16 the Group has elected to measure such assets at cost rather than a revalued amount.

Lease commitments - Group as a lessee

The Group has entered into several rental agreements. The Group has determined these agreements to be leases in accordance with IFRS 16 “Leases” and accounts for these agreements as such. The Group has also elected simplified accounting for short-term leases of 12 months or less and an operating lease expense is recognized in the period of the lease on a straight-line basis.

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

Share-based payments – replacement of employee share option scheme

On 30 September 2020, the Group replaced the employee share option scheme issued by Diginex HK with the establishment of a plan with modified terms issued by the Company upon completion of the Transaction. Under IFRS 2, the Group considered this as a replacement and modification of the Diginex HK scheme (see note 22).

Related party transactions

The Group has entered into transactions with a person or entity that is considered related to the Group under IAS 24, which require separate disclosure. A person or entity is considered a related party if classifications are met under the definition set out in note 2.5. There are many related party transactions that require judgment by management that have been disclosed in note 17.

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

Segmental reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s executive committee is considered the Group’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Group has revenue from multiple products and geographies, the balance sheet and cashflow of the Group is considered by the CODM on a consolidated basis, so discrete financial information is not available for each such component. Although the financial performance is presented by product within the monthly finance information, they are not used as standalone pieces of management information for decision making. The overall financial performance of the Group is also considered. In particular, in terms of resource allocation, the CODM tend to look from a burn rate perspective, where cash is the one of key components to decision making and it drives allocations of the Group’s resources.

As such, the Group has determined that it operates as one operating segment and one reportable segment. The Group will continue to assess the operating segments reviewed by the CODM and the associated reportable segments per IAS 8.

2.4 Summary of significant accounting policies

Basis of consolidation

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

Identifying the accounting acquirer/accounting acquiree

The Company is considered as the legal acquirer and the accounting acquiree. Control is obtained by Diginex HK shareholders as the Company issued 25,000,000 shares which allowed Diginex HK shareholders to hold the majority of issued share capital and voting rights.

Determining the deemed consideration transferred

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

Fair value of assets and liabilities acquired in a deemed reverse acquisition:

Identifiable assets acquired and liabilities assumed in a deemed reversed acquisition are, with limited exceptions, measured initially at their fair values at the acquisition date. For the Transaction, the net assets acquired from 8i Enterprises and the Company are primarily cash, prepayments and trade payables, and their carrying values approximate fair value.

There is no non-controlling interest involved in the Transaction. Acquisition related costs such as professional fees were expensed as incurred.

Calculating the Transaction expense

The excess of the deemed consideration transferred over the fair value of the net identifiable assets acquired from 8i Enterprises represents a service and is recorded as an expense under IFRS 2 in the Group’s consolidated statement of profit or loss.

Presentation of the consolidated financial statements post deemed reverse acquisition

In the Transaction, the Company being the accounting acquiree (legal acquirer), becomes the ultimate parent holding company of the Group, however, the consolidated financial statements represents a continuation of Diginex HK, the accounting acquirer (legal acquiree) with the exception of the legal capital structure.

Shareholders’ equity of Diginex HK prior to the Transaction is retrospectively adjusted as a recapitalization for the equivalent number of shares received and on a pro rata basis for prior reporting periods. Retained earnings and relevant reserves of the Diginex HK are carried forward after the Transaction. Any difference to shareholders’ equity of Diginex HK arising from the recapitalization of share capital and equity instruments issued is recorded in equity under the reverse acquisition reserve (note 24).

Discontinued operations

A discontinued operation is a component of an entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operation are presented separately in the consolidated statement of profit or loss.

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

The Group recognized revenue from the following major sources:

●	Fees earned from EQONEX
●	Brokerage (OTC and lending business)
●	Trading (Proprietary, Access Trading and a risk management desk, in which the Group has ceased proprietary trading in May 2020)
●	Capital markets services
●	Custody services for digital assets
●	Asset management services

In July 2020, the Group publicly launched EQONEX, its digital asset exchange platform. Revenue is generated from trading fees earned when clients buy and sell digital assets on EQONEX at a point in time. In addition, revenues are also generated, at a point in time, when clients withdraw assets from the platform.

The Group conducts OTC trades where the Group acts as principal in a trade between counterparties looking the buy or sell digital assets. The Group earns revenue by charging a commission to execute such trades and recognizes revenue at a point in time when the trade is completed. During the years ended 31 March 2020 and 2019, the Group also participated in proprietary trading and earned revenues, at a point in time, when executing buy and sell orders on various exchanges. The Group ceased proprietary trading in May 2020.

The Group earns revenues from the provision of a trade execution and risk management platform, known as Access Trading. Fees are charged based on total volume executed on the platform on a monthly basis. Clients are invoiced monthly with revenues being recorded at a point in time.

The Group generated revenues from the provision of a liquidation risk management desk. On behalf of the Exchange, the desk earns fees for managing liquidated trades for the customers. Such fees are recognized at a point in time when a liquidation trade is completed.

Capital markets income was recognized over the service period based on services provided as the customer simultaneously receives and consumes the services provided by the Group over the period. Payment of the transaction is in line with agreed terms when the services are rendered to the customers. The Group has the primary responsibility for providing the services to the customer or for fulfilling the order, for example, by being responsible for the acceptability of the services ordered by the customer. The Group recognizes the revenue from both services over time. The Group ceased the provision for capital markets services during the year ended 31 March 2021.

The Group launched the cold wallet custody solution, Kelvin, and the warm wallet solution, Helios, for digital assets in February 2020 and April 2020, respectively. Management assessed that there are two types of revenue, i.e. holding fees and withdrawal processing fees. Holding fee is generated from holding client digital assets with the revenue recognized over the service period. Withdrawal processing fee is generated, at a point in time, when clients withdraw assets from the custody platform.

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

The Group as lessee

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group applies practical expedient not to separate non-lease components from lease component, and instead account for the lease component and any associated non-lease components as a single lease component.

In applying IFRS 16, the Group elected a simplified approach for leases with a lease term of 12 months or less from the commencement date and do not contain a purchase option. Lease payments on short-term leases are recognized as expense on a straight-line basis.

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

Right-of use assets

The right-of-use asset is initially recognized at cost comprising of:

●	amount of the initial measurement of the lease liability;
●	any lease payments made at or before the commencement date, less any lease incentives received;
●	any initial direct costs incurred by the Group; and
●	an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position.

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable by the Group under residual value guarantees;
●	the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and
●	payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.
●	the lease payments change due to changes in market rental rates following a market rent review, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Group presents lease liabilities as a separate line item on the consolidated statement of financial position.

Employee benefits

Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

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

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recognized at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s operations are translated into the presentation currency of the Group (i.e. US$) using exchange rates prevailing at the end of each reporting period. Income and expenses items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of foreign currency translation reserve (attributed to non-controlling interests as appropriate).

Share-based payments

Restricted share options

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

The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity (share-based payment reserve). At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payment reserve.

Shares/Share options granted to non-employees

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. The fair values of the goods or services received are recognized as expenses (unless the goods or services qualify for recognition as assets).

Earn-out awards

The earn-out awards are equity-settled awards measured at the fair value on grant date taken into account the non-vesting conditions. Earn out awards are only fair valued on the grant date and not subsequently fair valued on each future reporting date on the basis that they are equity-settled awards.

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

For leasing transactions in which the tax deductions are attributable to the lease liabilities, the Group applies IAS 12 requirements to the leasing transaction as a whole. Temporary differences relating to right-of-use assets and lease liabilities are assessed on a net basis. Excess of depreciation on right-of-use assets over the lease payments for the principal portion of lease liabilities results in net deductible temporary differences.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

Current and deferred tax are recognised in profit or loss.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s and the Company’s consolidated statement of financial position in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

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

The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at each financial position date to determine whether there is an indication of impairment. If any such indication exists, an impairment loss is recognized in the consolidated statement of profit or loss. For the purpose of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

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

Intangible assets

Intangible assets, other than digital assets, with finite useful lives that are acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination, or otherwise, is their cost at the date of acquisition including borrowing cost and all directly attributable costs of bringing the asset to working condition for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

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

Capitalized software development

External spend on software development costs is capitalized in accordance with IAS 38 “Intangible Assets” when control is obtained, future economic benefits of such software are probable and the cost of such software can be reliably measured.

Following initial recognition of capitalized software development costs, the asset is carried at cost less any accumulated amortization and accumulated impairment losses, if any. Amortization of the asset begins when development is complete, and the asset is available for use. Amortization is recorded in the consolidated statement of profit or loss over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Amortization of the following intangibles assets with finite useful lives are provided for on a straight-line basis over the estimated useful lives:

Capitalized Software Development	5	years
Software	5	years

Digital assets are intangible assets with indefinite lives and are described below.

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

Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amounts of relevant assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term highly liquid investments which are readily convertible into known amounts of cash and subject to an insignificant risk of change in value. As at 31 March 2022 and 2021, the Group held cash at different banks.

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

Financial instruments

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortised cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at FVTPL,

Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired. At the end of the reporting period, trade and other receivables and amounts due from an associate/shareholders/related companies are measured at amortized cost.

Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortized cost or Fair Value Through Other Comprehensive Income (“FVTOCI”) or designated as FVTOCI are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss excludes any dividend or interest earned on the financial asset and is included in the “other gains and losses” line item.

Impairment of financial assets subject to impairment assessment under IFRS 9

The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including trade and other receivables and amounts due from an associate/shareholders/related companies) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for trade receivables.

For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

Financial liabilities at amortised cost

Financial liabilities including other payables and amounts due to an associate/related parties/directors are subsequently measured at amortised cost, using the effective interest method.

Convertible loan notes

The component parts of the convertible loan are classified separately as financial liability and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component (including any embedded non-equity derivatives features) is estimated by measuring the fair value of similar liability that does not have an associated equity component.

A conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognised in equity will be transferred to other reserve. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognised in equity will be transferred to accumulated losses. No gain or loss is recognised in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible loan are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible loan using the effective interest method.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provisions is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of receivable can be measured reliably.

Restoration provisions

Provisions for the costs to restore leased assets to their original condition, as required by the terms and conditions of the lease, are recognized at the date of inception of the lease at the directors’ best estimate of the expenditure that would be required to restore the assets, Estimates are regularly reviewed and adjusted as appropriate for new circumstances.

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

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are accounted for in accordance with IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

For financial instruments which are transacted at fair value and a valuation technique that unobservable inputs are to be used to measure fair value in subsequent periods, the valuation technique is calibrated so that at initial recognition the results of the valuation technique equals the transaction price.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 inputs are unobservable inputs for the asset or liability.

Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset as current when:

●	It is expected to be realized or intended to be sold or consumed in normal operating cycle;
●	It is held primarily for the purpose of trading;
●	It is expected to be realized within twelve months after the reporting period; or
●	It is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in normal operating cycle;
●	It is held primarily for the purpose of trading;
●	It is due to be settled within twelve months after the reporting period; or
●	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

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

3 REVENUE

An analysis of the Group’s revenue from continuing operations for the reporting periods are as follows:

	Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	USD	USD	USD
Exchange income	4,230,604	203,230	415
Asset management fee income	553,648	3,674	119,857
Brokerage income	258,055	-	-
Trading income	157,688	66,039	78,833
Custody service income	94,713	4,525	4,202
Capital markets service income	-	10,000	291,315
	5,294,708	287,468	494,622

4 GENERAL AND ADMINISTRATIVE EXPENSES

		Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	Notes	USD	USD	USD
Employee benefit expenses	5	35,510,826	44,433,520	26,106,003
Amortization of intangible assets	11	3,821,276	2,021,722	-
Depreciation of property, plant and equipment	12	263,407	817,597	791,714
Depreciation of right-of-use assets	13	1,493,946	1,963,787	1,965,711
Operating lease expense in respect of short-term leases		158,501	184,983	239,200
Auditor’s remuneration	(a)	1,062,731	653,582	326,557
Legal and professional fees	(b)	11,073,190	4,970,555	6,524,305
Marketing and promotions	(c)	11,191,580	3,223,609	698,412
Software maintenance		864,406	714,063	3,303,135
Technology	(d)	5,769,085	4,584,780	1,113,871
Other expenses		1,302,128	1,347,923	1,915,736
		72,511,076	64,916,121	42,984,644

Note 4(a): The increase in auditor’s remuneration for the year ended 31 March 2022 is due to higher audit fee for the new auditor in connection with the annual audit of the Group for the year ended 31 March 2022.

Note 4(b): Legal and professional fees for the year ended 31 March 2022 mainly consist of:

●	Fees associated with being a listed company including those related with SEC filings and incremental investor relation activities;
●	Cost associated with trademark applications following the rebranding from Diginex to Eqonex;
●	Incremental recruitment fees as the Group invested in high quality employees to grow and support the business;
●	Cost associated with the legal structure and regulatory approval for the pending launch of the investment products business in Europe; and
●	Incremental fees for compliance related services to support Know Your Customer and Anti-Money Laundering monitoring following the launch of EQONEX in July 2020.

Note 4(c): Fees paid to market and promote EQONEX following the launch of the exchange in July 2020. The marketing costs include fees paid to market makers of which the majority was settled via the issuance of equity. The increase in marketing and promotions expenses for the year ended 31 March 2022 included a full year effect of related activities when compared to that of prior year.

Note 4(d): Technology costs consist, in part, of cloud-based hosting services. The year-on-year growth is driven by the additional demand for this service during the continued expansion of EQONEX.

5 EMPLOYEE BENEFIT EXPENSES

		Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	Note	USD	USD	USD
Basic salaries, allowances and all benefits-in-kind		23,274,243	14,934,202	14,392,676
Pension costs - defined contribution plans		552,064	322,891	316,009
Share-based payments	(a)	11,684,519	29,176,427	11,397,318
		35,510,826	44,433,520	26,106,003

Note 5 (a):

For the year ended 31 March 2022, share-based payments included the following:

●	$7,495,105 related to the employee share option scheme (note 21)
●	$4,134,847 related to the employee Restricted Share Units (“RSU”) (note 21)
●	$54,567 related to the fair value of shares awarded to employees and a contractor of the Group (note 21).

For the year ended 31 March 2021, share-based payments include the following:

●	$26,942,783 related to the employee share option scheme, originally established by Diginex HK (note 22)
●	$1,315,248 related to the vesting period changes due to the replacement employee share option scheme post Transaction (note 22)
●	$548,453 related to the fair value of shares awarded to staff as part of the salary deferral scheme, which excludes $9,263 related to the fair value of shares awarded which were reclassed to discontinued operations (note 34). Under the salary deferral scheme, certain employees and long-term contractors deferred payment on a portion of their salaries and in return Diginex HK issued a corresponding share-based payment award equal to the deferred value (the “salary deferral scheme”). Of this amount, $164,474 has been accrued and not yet issued as at 31 March 2021.
●	$369,943 related to share awards accrued, yet to be issued as at 31 March 2021, based on employment service contract obligations.

For the year ended 31 March 2020, share-based payments included the following:

●	$9,722,202 related to the Diginex HK employee share option scheme (note 22)
●	$1,425,116 related to the fair value of shares awarded to staff as part of the salary deferral scheme, this excludes $70,331 related to the fair value of shares awarded which were reclassed to discontinued operations (note 34)
●	$250,000 related to share awards based on service contract obligations

6 OTHER GAINS, LOSSES AND EXPENSES, NET

		Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	Notes	USD	USD	USD
Transaction expense	(a)	-	(45,413,018)	-
Revaluation loss on digital assets	19	(399,070)	(68,360)	-
Disposal of property, plant and equipment, net	12	(23,625)	(36,300)	-
Net fair value gain on financial liabilities at fair value through profit or loss	(b)	5,193,196	11,397,187	-
Net fair value gain (loss) on financial assets at fair value through profit or loss	(c)	6,945	(144,109)	(1,527,158)
Foreign exchange gains (losses), net		82,093	367,134	(133,431)
Earn-out share awards related to the Transaction	(d)	-	(32,148,300)	-
Net loss on sale of financial assets at fair value through profit or loss	(e)	-	-	(221,626)
Others		358,792	195,902	183,148
		5,218,331	(65,849,864)	(1,699,067)

Note 6(a): During the year ended 31 March 2021, the Group recognized the below expense from the Transaction:

6,688,392 shares issued to former shareholders of 8i Enterprises and service providers (note 33)	(56,851,332)
6,212,050 warrants issued to the former warrant holders of 8i Enterprises (note 33)	(8,324,147)
345,000 units of options granted by 8i Enterprises to a service provider (note 22.6)	(1,417,149)
(66,592,628)
Less: Total identifiable net assets of 8i Enterprises at fair value (note 33)	21,179,610
(45,413,018)

The shares and warrants issued were valued at the quoted closing price on Nasdaq on 30 September 2020 of $8.50 and $1.34 respectively.

Note 6(b): Private warrants were issued on 15 January 2021 as part of a capital raise that saw 2,571,669 shares and the same number of warrants issued. The warrants had an initial fair value of $16,594,388 and subsequently remeasured to $4,005 on 31 March 2022 (2021: $5,197,201) (note 23) with the corresponding net fair value gain of $5,193,196 (2021: $11,397,187) recognized in profit or loss.

Note 6(c): During the year ended 31 March 2022, the Group invested into the Bletchley Park Multi-Strategy Fund Class E shares which experienced an increase in the market value of $262,599. The fair value gain was offset by a decrease in the fair market value of the CSP tokens issued by Caspian and VOTE tokens issued by Agora (note 13) of $255,654.

During the year ended 31 March 2021, investments held in CSP tokens issued by Caspian and VOTE tokens issued by Agora recorded fair value gains of $110,877 and $145,014 respectively. This is offset by fair value losses of the private unlisted equity investments in Shadow Factory Limited and Nynja Group Limited of $400,000 (note 14.2).

During the year ended 31 March 2020 a decrease in market value of CSP tokens issued by Caspian of $38,200 and VOTE tokens issued by Agora of $172,699 was recognized (both tokens are listed on digital asset exchanges, see note 14.1). The unlisted investment in Shadow Factory Limited incurred a fair value loss of $1,316,259 (note 14.2).

Note 6(d): Under the terms of the Transaction, up to 12,000,000 shares will be issued via an earn-out provision should share price milestones be met over a 4-year period from 30 September 2020. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. During the year ended 31 March 2021, these shares have a grant date fair value of $32,148,300 and were recognized in the share-based payment reserve and charged as an expense in the profit or loss (note 22.4).

Note 6(e): Shares in Madison Holdings Group Limited, which are listed on GEM of The Stock Exchange of Hong Kong, were received as part consideration for the 51% disposal of Diginex High Performance Computing Limited (“DHPC”) in July 2018. In June 2019, the Group sold 3,681,399 Madison shares and recorded a realized loss of $221,626.

7 IMPAIRMENT REVERSAL (LOSSES) ON FINANCIAL ASSETS, NET

	Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	USD	USD	USD
Impairment of loan receivables	-	-	4,374,446
Impairment of amounts due from an associate	-	-	6,749,833
Impairment of trade receivables	-	-	113,381
Reversal of an impairment	-	(21,071)	-
	-	(21,071)	11,237,660

During the year ended 31 March 2022,

●	There was no impairment loss on financial assets during the year.

During the year ended 31 March 2021,

●	There was no impairment loss on financial assets during the year.
●	Impairment on amounts due from an associate was partially reversed based on the agreed repayment plan which was fully settled in April 2021 (note 16).

During the year ended 31 March 2020,

●	Impairment of loan receivables consisted of: (1) impairment of a loan with Peter Yuan and (2) on 20 February 2019, the Group signed a non-binding term sheet with a third party to establish a new subsidiary under the Group in the United States of American. In connection with the term sheet the group advanced monies for working capital purposes prior to a definitive agreement being signed. During the year ended 31 March 2020, the Group impaired $479,748 of the advance as the definitive agreement was not signed.
●	Amounts due from an associate was impaired by $6,749,833 (note 16).

8 FINANCE COSTS, NET

		Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	Notes	USD	USD	USD
Interest on:
● Lease liabilities	(a)	259,124	231,759	460,983
● Convertible loan	(b)	11,804	-	-
● Convertible bond	(c)	-	509,230	-
● Loans from shareholders	(d)	-	277,959	1,333,480
● Notes payable	(e)	-	17,156	57,064
Other finance costs	(f)	-	1,235,341	-
Other finance income		(614)	-	-
		270,314	2,271,445	1,851,527

Note 8(a): Lease liabilities are measured at amortized cost using an effective interest method with interest expense being recognized over the lease term (note 26).

Note 8(b): In March 2022, the Group entered into a $36 million convertible loan agreement with Bifinity. The loan carries an interest charge of 4% per annum (note 30).

Note 8(c): In May 2020, the Group issued a convertible bond with an annual 10% coupon. The bond and accrued interest were converted to shares of Diginex HK on the 21 September 2020 with additional accrued interest between 22 and 28 September settled in cash (note 29).

Note 8(d): During the years ended 31 March 2021 and 2020, the Group had a shareholder loan with Pelham Limited, via a $20 million credit facility with a 12.5% interest charge on the outstanding balance. This credit facility was terminated upon the Transaction on 30 September 2020 (note 17).

Note 8(e): In September 2019, the Group issued a loan note with a 12-month maturity and a 15% interest charge. A notional amount of $675,000 was raised and was fully redeemed early on 1 June 2020 (note 28).

Note 8(f): During the year ended 31 March 2021, the Group issued private shares and warrants for cash. In raising the funds the Group incurred transaction costs of $2,871,652 of which $1,235,341 relates to the private warrants on a fair value pro-rata basis between the shares and warrants issued. The private warrants are classified as a liability at fair value through profit or loss, accordingly the related transaction cost is recorded as a finance cost upon initial recognition (note 23).

9 INCOME TAXES

There was no income or deferred tax expense for the years ended 31 March 2022, 2021 and 2020.

9.1 Reconciliation of effective tax rate

While the Company is domiciled in Singapore, the majority of operations are based in Hong Kong during the year ended 31 March 2022, 2021 and 2020. Under the two-tiered profits tax rates regime of Hong Kong Profits Tax, the first HK$2 million (c.$250,000) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million (c.$250,000) will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Taxes charged on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretation and practices in respect thereof. As at 31 March 2022, 2021 and 2020, the effective tax rate for the Group is 0%. Tax effects on other comprehensive loss has been deemed immaterial.

	Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	USD	USD	USD
Loss from continuing operations before income taxes	(76,168,079)	(132,728,891)	(57,278,276)
Profit (loss) from discontinued operations before income taxes	-	4,956,408	(857,554)
	(76,168,079)	(127,772,483)	(58,135,830)
Notional tax calculated at the rates applicable to profits in the tax jurisdictions concerned	(15,830,802)	(11,397,968)	(9,546,464)
Tax effect of income that is not taxable	(1,736,424)	(2,455,883)	550
Tax effect of expenses that are not deductible	850,040	7,636,301	2,233,494
Tax effect of tax losses not utilized	13,957,110	6,789,872	5,216,460
Tax effect of utilization of unrecognized tax losses	-	(963,219)	-
Tax concession received	348,951	-	-
Tax effect of temporary differences	2,760,076	390,897	2,095,960
Income tax credit for the year	348,951	-	-

The results for both reporting periods can also be analyzed in the following way:

	Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	USD	USD	USD
Loss from continuing operations	(76,168,079)	(132,728,891)	(57,278,276)
Loss from discontinued operations	-	(117,137)	(857,554)
Total losses subject to income tax	(76,168,079)	(132,846,028)	(58,135,830)
Gain on sale of discontinued operations	-	5,073,545	-
Profit (loss) for the year before tax	(76,168,079)	(127,772,483)	(58,135,830)

Of the loss generated in the year ended 31 March 2021, $5,073,545 relates to a gain on sale of the discontinued Solutions Business. The gain was recognized in Diginex Solutions Limited, a Hong Kong resident company, and was capital in nature. In Hong Kong there is no capital gains tax. As a result, the effect of non-taxable income is $833,680 at Hong Kong’s tax rate of 16.5%.

For the years ended 31 March 2022 and 2021, there were operating losses with respect to continuing and discontinued operations. No tax provision has been recognized for the periods in relation to these activities as no taxable income was generated.

Included in the loss for the year ended 31 March 2022, the following material items of income or expense are regarded non-taxable or non-deductible for tax purpose:

●	$4,858,708 relates to a dividend received by Diginex Limited, a company carrying on business in Hong Kong, declared and paid by DigitalTech Global Limited, another group company carrying on business in Hong Kong. Dividend income received from a company that is carrying on business in Hong Kong and therefore chargeable to profits tax in respect of that business is not subject to profits tax in the hands of the recipient;
●	$262,599 relates to unrealized remeasurement gain on an unlisted investment that is capital in nature (note 14), where gains and expenses which are capital in nature are not taxable in Hong Kong; and
●	$5,193,196 unrealized gain on the remeasurement of the warrant liabilities in Eqonex Limited, a Singapore resident company. These gains are capital in nature and Singapore income tax does not apply to capital gains.
●	$1,609,623 share-based payment expenses associated with share options, restricted share units and share awards which are non-deductible in Singapore;

Included in the loss from continuing operations for the year ended 31 March 2021 is a share-based payment of $45,413,018 (note 33) which relates to the Transaction. This relates to a consolidation adjustment and is not subject to taxation. The loss from continuing operations also includes an expense of $32,148,300 related to the fair value of earn-out awards (note 21), which was recognized by the Company. This expense is treated as non-deductible and tax effected at the Singapore tax rate of 17%.

The impact of the operating loss from continued operations has resulted in the Group carrying forward tax losses of $13,943,974 (2021: $16,962,865; 2020: $9,857,098). The losses carried forward as at 31 March 2022 include those accumulated in prior years. The majority of operating losses and hence tax losses have been generated in Hong Kong. Tax losses in Hong Kong can be carried forward and offset against future profits indefinitely.

9.2 Deferred income taxes

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The main components of the deferred income tax assets are as follows:

	Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	USD	USD	USD
Depreciation and amortization recognized for tax purposes	608,809	789,005	434,696
Rental payments (IFRS 16)	(211,687)	(394,631)	(391,426)
Impairment on loan balances	-	(3,477)	2,052,689
Impairment on intangible assets	2,362,954	-	-
Benefit of tax loss carryforwards	13,943,974	16,962,865	9,857,098
	16,704,050	17,353,762	11,953,057
Unrecognized deferred tax asset	(16,704,050)	(17,353,762)	(11,953,057)
Deferred tax asset	-	-	-

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

10 EARNINGS (LOSS) PER SHARE

	Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	USD	USD	USD
Basic earnings (loss) per share
From continuing operations attributable to the ordinary equity holders of the company	(1.87)	(5.03)	(3.80)
From discontinued operations	-	0.19	(0.06)
Total basic earnings (loss) per share attributable to the ordinary equity holders of the company	(1.87)	(4.84)	(3.86)

Reconciliation of earnings (loss) used in calculating earnings (loss) per share
Profit (Loss) attributable to the ordinary equity holders of the company used in calculating basic earnings (loss) per share:
From continuing operations	(75,819,128)	(132,250,813)	(57,278,276)
From discontinued operation	-	4,956,408	(857,554)
	(75,819,128)	(127,294,405)	(58,135,830)

Weighted average number of shares used as the denominator
Weighted average number of ordinary shares used in the denominator in calculating basic earnings (loss) per share	40,616,376	26,301,024	15,061,549

Due to the losses from continuing operations during the years ended 31 March 2022, 2021 and 2020, anti-dilutive instruments were excluded from the calculation of diluted loss per share. The excluded anti-dilutive instruments include:

●	Nil employee share options as at March 31, 2022 (2021: 5,600,000; 2020: 4,196,383, as adjusted to reflect the exchange ratio);
●	2,571,669 warrants (2021: 2,571,669; 2020: nil) outstanding as at March 31, 2022 exercisable to acquire 2,571,669 shares (2021: 2,571,669; 2020: nil);
●	345,000 unit purchase options (2021: 345,000; 2020: nil) outstanding as at March 31, 2022 to acquire 552,000 shares (2021: 552,000; 2020: nil);
●	1,978,401 restricted stock units outstanding as at March 31, 2022 (2021: nil; 2020: nil);
●	9,090,000 shares (2021: 9,090,000; 2020: nil).to be issued as earn-out awards as at March 31, 2022 should the certain share price milestones be achieved; and
●	$3,000,000 convertible loan with a conversion price of $1.87 per share from Bifinity as at March 31, 2022, which would result in a decrease in loss per share.

11 INTANGIBLE ASSETS, NET

	Capitalized Software Development	Software Acquired	Total
	USD	USD	USD
At 31 March 2022:
Cost:
At 1 April 2021	10,367,531	6,500,087	16,867,618
Adjustment for foreign exchange	3	154	157
Additions	3,173,309	900,000	4,073,309
Impairment losses recognized	(13,120,089)	(6,500,056)	(19,620,145)
At 31 March 2022	420,754	900,185	1,320,939
Amortization:
At 1 April 2021	(1,196,708)	(825,014)	(2,021,722)
Adjustment for foreign exchange	756	53	809
Charge for the period	(2,446,266)	(1,375,010)	(3,821,276)
Write back on impairment	3,595,400	2,125,017	5,720,417
At 31 March 2022	(46,818)	(74,954)	(121,772)
Net carrying amount:
At 31 March 2022	373,936	825,231	1,199,167

At 31 March 2021:
Cost:
At 1 April 2020	5,169,073	5,500,043	10,669,116
Adjustment for foreign exchange	5,893	(12)	5,881
Reclassification (note 12)	(60,378)	-	(60,378)
Additions	5,252,943	1,000,056	6,252,999
At 31 March 2021	10,367,531	6,500,087	16,867,618
Amortization:
At 1 April 2020	-	-	-
Charge for the period	(1,196,708)	(825,014)	(2,021,722)
At 31 March 2021	(1,196,708)	(825,014)	(2,021,722)
Net carrying amount:
At 31 March 2021	9,170,823	5,675,073	14,845,896

External spend on software development costs is capitalized in accordance with IAS 38 “Intangible Assets” when control is obtained, future economic benefits of such software are probable and the cost of such software can be reliably measured. Capitalized software development costs are capitalized when incurred with amortization commenced at that point in time.

During the year ended 31 March 2022, the Group acquired a perpetual software license for $900,000, fully settled by issuance of the Company’s shares. The software is being modified for the borrowing and lending business which had been publicly launched and amortized in November 2021. As a result of worsening economic conditions since the start of 2022, there is decline in the trading volume and financial performance of the EQONEX and an expected continuous decline in the corresponding financial forecast. The Group’s management determined there is impairment indicator identified in respect of the EQONEX and consequently determined the intangible assets related to the EQONEX of $13,899,728 is fully impaired during the year.

During the year ended 31 March 2021, the Group began amortizing its intangible assets as EQONEX, the digital asset exchange and the Custody Solution, Digivault, became available for use. The Group settled $1,000,056 as a milestone payment for the software associated with EQONEX, comprising $400,000 in cash and 3,899 shares of Diginex HK, valued at $600,056.

12 PROPERTY, PLANT AND EQUIPMENT, NET

	Furniture and fixtures	Office equipment	Leasehold improvements	Total
	USD	USD	USD	USD
At 31 March 2022:
Cost:
At 1 April 2021	24,747	436,339	2,184,739	2,645,825
Adjustment for foreign exchange	(107)	(5,169)	(7,021)	(12,297)
Additions	-	77,426	230,510	307,936
Disposal	(12,989)	(13,382)	(2,136,597)	(2,162,968)
At 31 March 2022	11,651	495,214	271,631	778,496
Depreciation:
At 1 April 2021	(13,092)	(211,523)	(1,947,698)	(2,172,313)
Adjustment for foreign exchange	81	4,159	4,136	8,376
Charge for the period	(2,782)	(94,828)	(165,797)	(263,407)
Disposal	6,278	13,382	2,055,497	2,075,157
At 31 March 2022	(9,515)	(288,810)	(53,862)	(352,187)
Net carrying amount:
At 31 March 2022	2,136	206,404	217,769	426,309

At 31 March 2021:
Cost:
At 1 April 2020	74,300	376,027	2,146,236	2,596,563
Adjustment for foreign exchange	(1,037)	(2,338)	(5,458)	(8,833)
Reclassification (note 11)	-	60,378	-	60,378
Additions	-	5,782	43,961	49,743
Disposal	(48,516)	(3,510)	-	(52,026)
At 31 March 2021	24,747	436,339	2,184,739	2,645,825
Depreciation:
At 1 April 2020	(16,733)	(126,394)	(1,233,715)	(1,376,842)
Adjustment for foreign exchange	276	897	5,227	6,400
Charge for the period	(6,062)	(88,462)	(723,073)	(817,597)
Disposal	9,427	2,436	3,863	15,726
At 31 March 2021	(13,092)	(211,523)	(1,947,698)	(2,172,313)
Net carrying amount:
At 31 March 2021	11,655	224,816	237,041	473,512

13 RIGHT-OF-USE ASSETS, NET

Right-of-use assets relate to office space leased by the Group. The amount in respect of leases are as follows:

Properties
USD
Year ended 31 March 2022:
At 1 April 2021	906,474
Additions (a)	5,111,736
Additions – Dilapidation provision (a)	289,966
Adjustment for foreign exchange	(27,643)
Depreciation	(1,493,946)
Other adjustments	(94,822)
Closing net book amount	4,691,765
At 31 March 2022:
Cost	5,799,321
Accumulated depreciation	(1,117,603)
Adjustment for foreign exchange	10,047
Net book amount	4,691,765

Year ended 31 March 2021:
At 1 April 2020	2,879,032
Additions	406,333
Reclassification (b)	(438,150)
Adjustment for foreign exchange	23,046
Depreciation	(1,963,787)
Closing net book amount	906,474
At 31 March 2021:
Cost	6,084,957
Accumulated depreciation	(5,216,173)
Adjustment for foreign exchange	37,690
Net book amount	906,474

Note (a) – Additions during the year ended 31 March 2022 relate to a long-term lease contractually committed to in Hong Kong. The lease was entered into at a reduced cost per month compared to the previous office space, The capitalized cost also includes an associated dilapidation provision estimated at $289,966.

Note (b) – The reclassification relates to a lease entered in Jersey which was renegotiated on 16 July 2020 from a long-term lease terminating on 28 February 2027 into a short-term lease terminating on 1 March 2021. Accordingly, the Group has elected simplified accounting for short-term leases of 12 months or less and an operating lease expense is recognized on a straight-line basis over the remainder of the lease. See note 4 for short term lease expenses.

14 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Notes	At 31 March 2022	At 31 March 2021
		USD	USD
Listed investments	14.1	48,399	304,053
Unlisted investments	14.2	2,262,599	-
		2,310,998	304,053

14.1 Listed investments

	At 31 March 2022	At 31 March 2021
	USD	USD
Listed investments, at fair value (a) and (b)	48,399	304,053
	48,399	304,053

Note 14.1(a):

Caspian

Diginex HK held 4,923,077 CSP Tokens issued by Caspian.

As at 31 March 2022, the closing price was $0.004612 (2021: $0.02692) resulting in a fair value of $22,705 (2021: $132,529) with a fair value loss of $109,824 (2021: fair value gain of $110,877).

Note 14.1(b):

Agora

Diginex HK held 25,490,196 VOTE Tokens issued by Agora.

As at 31 March 2022, the closing price was $0.001008 (2021: $0.006729) resulting in a value of $25,694 (2021: $171,524) with a fair value loss of $145,830 (2021: fair value gain of $145,014).

14.2 Unlisted investments

	At 31 March	At 31 March
	2022	2021
	USD	USD
Opening balance	-	400,000
Acquisition	2,000,000	-
Change in fair value	262,599	(400,000)
	2,262,599	-

Note 14.2(a):

Shadow Factory Limited

Diginex HK holds an investment in Shadow Factory Limited (“Shadow Factory”). As at 31 March 2021, management reviewed the financial information provided by Shadow Factory and revised the fair value of the investment from $200,000 to zero. Management has determined that the investment value should remain zero as at 31 March 2022.

Nynja Group Limited

Diginex HK holds an investment in Nynja Group Limited (“Nynja”). As at 31 March 2021, management reviewed the financial information provided by Nynja and revised the fair value of the investment from $200,000 to zero. Management has determined that the investment value should remain zero as at 31 March 2022.

Bletchley Park Multi-Strategy Fund Offshore Limited - Class E shares (“BP Fund”)

In May 2021, the Group invested $2,000,000 into the BP Fund and recognized a fair value gain of $262,599 during the year ended 31 March 2022.

Bletchley Park Multi-Strategy Fund Offshore Limited, which issued the Class E shares, is considered a related party to the Group as Eqonex SA, a subsidiary of the Group, serves as the investment manager of BP Fund. In addition, see note 17.1(a) for the corresponding asset management fee earned by the Group.

15 TRADE RECEIVABLES, PREPAYMENT, DEPOSITS AND OTHER RECEIVABLES

15.1 Trade receivables

	At 31 March 2022	At 31 March 2021
	USD	USD
Trade receivables	71,423	12,604
Less: loss allowance	-	-
Trade receivables total	71,423	12,604

Trade receivables are non-interest bearing and generally have credit terms of 30 days.

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss provision, is as follows:

	At 31 March 2022	At 31 March 2021
	USD	USD
Less than 1 month	20,375	9,609
Between 1 month and 3 months	11,051	1,667
Over 3 months	39,997	1,328
	71,423	12,604

The movements in the loss allowance for impairment of trade receivables are as follows:

	Notes	Year ended 31 March 2022	Year ended 31 March 2021
		USD	USD
At the beginning of the year		-	113,381
Write-off of trade receivables	(a)	-	(113,381)
At the end of the year		-	-

Note (a) – As at 31 March 2021, management determined that a trade receivable fully provided for was uncollectable and reversed the associated provision as the underlying receivables were written-off.

The carrying amounts of trade receivables approximate their fair values.

15.2 Prepayment, deposits and other receivables

	Notes	At 31 March 2022	At 31 March 2021
		USD	USD
Non-current:
Deposits	(a)	347,299	152,988
Current:
Deposits	(a)	176,405	1,389,615
Prepayments	(b)	1,807,913	1,607,298
Other receivables		209,867	259,858
		2,194,185	3,256,771
Total		2,541,484	3,409,759

Note 15.2(a): Decrease of deposits is mainly due to the return of deposit for the former Hong Kong office following the expiry of the lease in June 2021 and the Group then entered into a cheaper lease which required reduced deposit. As at 31 March 2022, the amounts mainly comprised of deposits with an aggregate amount of $350,381 for new office leases in Hong Kong, Vietnam and Singapore and deposit of $111,826 paid for hiring of contractors.

Note 15.2(b): The balance at 31 March 2022 and 2021 consisted primarily of prepaid insurance and other advanced payments associated with the operations of the business.

16 AMOUNT DUE To / FROM AN ASSOCIATE

16.1 Amount due from an associate

	At 31 March 2022	At 31 March 2021
	USD	USD
At 1 April	-	977,421
Foreign exchange translation difference	-	(1,173)
Repayment	-	(760,136)
Impairment reversal (impairment)	-	21,071
Reclass to other receivables	-	(237,183)
At 31 March	-	-

During year ended 31 March 2021, $760,136 of the outstanding balance was settled by the associate. The remaining balance was novated and reclassified to other receivable from a third party with full settlement made in April 2021.

16.2 Amount due to an associate

During the year ended 31 March 2021, $900,000 was advanced from a 100% owned subsidiary of Diginex High Performance Computing Limited, a Digital Asset mining business previously owned by the Company that was partially divested in 2018, to Diginex HK on an interest free basis, unsecured basis and repayable on demand. The Group holds 49% of the shares in DHPC as at 31 March 2022 and 2021.

17 RELATED PARTY TRANSACTIONS

17.1 Transactions with other related parties

In addition to those related party transactions and balances disclosed elsewhere in the consolidated financial statements, the Group had the following transactions with its related parties during the reporting period:

		Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	Notes	USD	USD	USD
Amounts received (paid) per the following:

Income from services
Asset management fee	(a)	553,648	-	-
Custody service income	(b)	-	-	4,108
Exchange revenue	(c)	55,938	23,103	-
Services agreement with a shareholder	(d)	32,805	148,201	151,288

Financing costs
Interest charged on shareholder loans	(e)	-	(277,959)	(1,333,480)
Interest charged on notes payable	(f)	-	(17,855)	(57,064)
Interest charged on convertible bond	(g)	-	(44,493)	-

Other transactions
Investment into BPAM	(h)	2,000,000	-	-
Subscription to convertible bond	(g)	-	1,530,000	-
Shares subscribed by employees for cash	(i)	-	120,185	-
Exchange promotion rewards	(j)	-	(108,302)	-
Shares issued to an existing shareholder	(k)	-	-	(155,030)

Note 17.1(a): During the year ended 31 March 2022, the Group earned asset management fees from Bletchley Park Multi-strategy Fund Offshore Limited and Bletchley Park Multi-strategy US Feeder Fund.

Note 17.1(b): During the year ended 31 March 2020, Pelham Limited, used the custody service offered by Digivault and was charge a fee on an arms-length basis. Pelham Limited is a company controlled by Miles Pelham, the founder of Diginex HK.

Note 17.1(c): During the year ended 31 March 2021 and 2022, key management personnel and their immediate family members paid fees while trading on the EQONEX.

Note 17.1(d): The amounts received from a shareholder were pursuant to the terms of services agreement between Diginex HK and a shareholder. Services include the provision of office space and administrative duties. The service agreement with the shareholder was terminated in June 2021.

Note 17.1(e): The interest charged on a shareholder loan from Pelham Limited was pursuant to the terms in the loan agreement entered between Diginex HK and Pelham Limited at 12.5% per annum. The credit facility from Pelham limited totaled $20m and was terminated upon the Transaction on 30 September 2020. Pelham Limited is controlled by the founder of Diginex HK.

Note 17.1(f): The interest charged on the notes payable (note 28) is pursuant to terms in note agreement entered between Diginex Capital Limited, a subsidiary of the Company, employees, and a shareholder. The note principal was $675,000 and at an interest rate of 15% per annum. The note payable was fully settled on 1 June 2020.

Note 17.1(g): During the year ended 31 March 2021, key management personnel (including directors), and some of their immediate family members subscribed to the convertible bond with a 10% coupon issued by Diginex HK (note 27). The convertible bond converted into shares of Diginex HK on 21 September 2020.

Note 17.1(h): During the year ended 31 March 2022, the Group invested $2,000,000 into the BP Fund, a fund managed by Eqonex SA, see note 14.2(b) for details.

Note 17.1(i): During the year ended 31 March 2021, two employees and one of their immediate family members subscribed for shares in Diginex HK for cash consideration on an arm’s length basis.

Note 17.1(j): During the year ended 31 March 2021, key management personnel and their immediate family members who are users on the EQONEX participated in the promotion events and received rewards on the same terms as all users on the EQONEX.

Note 17.1(k): During the year ended 31 March 2020, Diginex HK issued shares to existing shareholders for consulting services. This non-cash amount was recorded as consulting expenses.

17.2 Amounts due from related companies

The amounts due from related companies as at 31 March 2022 and 31 March 2021 are unsecured, interest-free and repayable on demand. At 31 March 2021, the amounts due from related companies relate to asset management fund entities set up in the Cayman Islands as part of the Asset Management business. Prior to the launch of the asset management fund entities, all shares were owned by the Group. The Group only holds management shares post the launch of the funds in November 2019. During the year ended 31 March 2022, the amounts due from related companies increased arising from asset management fees payable by the fund to the Group.

17.3 Amounts due to related companies

The amounts due to related companies as at 31 March 2022 are due to Bletchley Park Multi-Strategy Fund Offshore Limited, which is managed by the investment manager, Eqonex SA. The investment manager was previously Bletchley Park Asset Management (Hong Kong) Limited and since October 2020 is Eqonex SA. The investment manager of the funds agreed to cap expenditure in the fund at 1% of assets under management and take on the liability of any excess expenditure.

17.4 Amounts due from shareholders

The amounts due from shareholders are unsecured, interest-free and repayable on demand.

Name	Maximum amount outstanding during the year ended 31 March 2022	At 31 March 2022	At 31 March 2021
	USD	USD	USD
DHC Investments Limited	36,962	-	36,962
Various	1	1	1
		1	36,963

17.5 Amounts due to directors

The amounts due to directors are unsecured, interest-free and had no fixed terms of repayment.

Name	Maximum amount outstanding during the year ended 31 March 2022	At 31 March 2022	At 31 March 2021
	USD	USD	USD
Richard Byworth	12,241	-	6,241
Paul Ewing	812	-	544
		-	6,785

17.6 Loans from shareholders

		At 31 March 2022	At 31 March 2021
	Notes	USD	USD
1 April		-	10,711,563
Loans advanced		-	100,000

Loan repayment:
Loan settled through sale of Solutions Business	33	-	(6,000,000)
Loan repayments settled in cash		-	(3,949,050)
Loan settled in shares	a	-	(650,000)
Loan converted to convertible bond		-	(100,000)

Interest repayment:
Interest charged	8	-	277,959
Interest repayments settled in cash		-	(318,166)
Interest settled in shares	a	-	(72,306)
		-	-

Note a – Loan principal and accrued interest, totaling $722,306, were settled by the issuance of 9,039 Diginex HK shares (note 21). On 30 September 2020, the loan from Pelham Limited was terminated.

17.7 Sale of Solutions Business

On 15 May 2020, Diginex HK, together with Diginex Solutions Limited, sold the legal entities of Diginex Solutions (HK) Limited and Diginex USA LLC, together with the trademarks associated with the Diginex name, to a related party, Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex HK. The Group realized a gain on sale of $5,073,545 which has been recognized as discontinued operations (note 34).

17.8 Key management compensation

	Year ended 31 March 2022	Year ended 31 March 2021	Year ended 31 March 2020
	USD	USD	USD
Fees	170,000	75,000	-
Basic salaries, allowances and all benefits-in-kind	3,621,818	2,532,911	2,029,445
Pension costs - defined contribution plans	151,328	62,877	14,055
Share-based payments	6,363,957	18,312,630	7,392,836
	10,307,103	20,983,418	9,436,336

Key management personnel are considered as the directors of Diginex HK (for the pre Transaction period) and the Company for the periods noted above, as well as members of the Executive Committee.

18 CLIENT ASSETS AND LIABILITIES

	At 31 March 2022	At 31 March 2021
Client monies consisted of:	USD	USD
Cash	1,520,828	5,142,400
Digital assets and USDC, at fair value	40,550,710	21,879,525
	42,071,538	27,021,925

As at 31 March 2022 and 2021, the Group held monies in the form of cash (fiat), digital assets and USDC on behalf of clients. Cash balances were held in bank accounts and the digital assets and USDC were held in secure wallets with a custodian. The Group has economic control over these assets and bears the associated risks. The values of the assets are taken from the prices stated on the active public markets that the assets are traded on.

Following the launch of the Exchange, on-exchange credit has been offered to some trading clients. Prior to the advance of on-exchange credit, the client deposits collateral with the Exchange to mitigate any risk of the Exchange incurring a loss. Based on the terms of the on-exchange credit, the clients cannot withdraw assets advanced in the form of on- exchange credit unless there is an excess above the notional amount granted in the clients’ trading account. As such, the risk and rewards of the asset have not been transferred. Only if the client’s trading balance drops below the notional amount of on-exchange credit granted does an obligation crystalize and the client then has an obligation to top-up their trading account on the Exchange. If a client’s trading account balance is below the value of on-exchange credit advanced, an asset and associated liability is recognized in the consolidated statement of financial position. At 31 March 2022 and 2021, those selected clients all held trading balances in excess of the notional on-exchange credit granted and therefore no incremental assets or liabilities were recorded other than the collateral deposited. See note 35.2.3 for details.

19 DIGITAL ASSETS

	At 31 March 2022	At 31 March 2021
	USD	USD
Opening	348,998	36,034
Additions	5,442,163	699,828
Additions (non-cash)	39,773	-
Disposals	(4,387,013)	(748,293)
Revaluation gain	9,798	429,789
Revaluation loss (note 6)	(399,070)	(68,360)
	1,054,649	348,998

Digital assets primarily consist of BTC and ETH.

The Group acquired BTC during the period in line with the Group’s treasury policy. In addition, the Group also holds digital assets to fund EQONEX promotional activities, amongst others, and are classified as disposals when are used to meet an expense. The value of the digital assets were taken from the prices stated on the active public markets that the assets are traded on.

Revaluation gains on digital assets accounted for under IAS 38 are recognized in other comprehensive income and accumulated in revaluation surplus. Such revaluation gains shall only be recognized in profit or loss to the extent that the gains reverse revaluation losses of the same digital assets previously recognized in the consolidated statement of profit or loss. Upon realization, the cumulative revaluation surplus included in equity are reclassified to accumulated losses.

Revaluation losses on digital assets are recognized directly in the consolidated statement of profit or loss. Such revaluation losses are only recognized in other comprehensive income to the extent of any credit balance in the revaluation surplus in respect of that digital assets.

During the year ended 31 March 2022, a revaluation gain of $9,798 (2021: $429,789) was recorded in the consolidated statement of comprehensive (loss) income, of which $180,260 (2021: $249,529) was realized and was reclassified from revaluation surplus to accumulated losses, leaving a residual $9,798 (2021: $180,260) unrealized revaluation gain in the revaluation surplus at 31 March 2022.

Movements of the revaluation surplus are as follows:

	At 31 March 2022	At 31 March 2021
	USD	USD
As 1 April	180,260	-
Revaluation gains through other comprehensive income	9,798	429,789
Realization of revaluation gains recognized in revaluation surplus	(180,260)	(249,529)
	9,798	180,260

20 USDC

USDC is a type of digital asset where 1 USDC can be redeemed from the issuer for one US dollar.

The Group generates commissions from EQONEX in USDC.

As at 31 March 2022, the Group held USDC 1,983,767 (31 March 2021: USDC 2,034,800). The Group uses USDC to settle expenses incurred in the normal course of business, such as marketing costs. In addition, the Group held USDC on other exchanges as to aid the liquidation risk management process on EQONEX when client positions are liquidated.

21 SHARE CAPITAL

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

As a Singapore incorporated company, the Company’s shares do not have a par value.

	Number of	Share capital	Reverse acquisition	Share capital net of reverse acquisition reserve
	Shares	amount	reserve	Amount
Ordinary shares, issued and fully paid:		USD	USD	USD
At 1 April 2019 pre-recapitalization	973,903	13,382,920	-	13,382,920
Shares issued for cash during the year	214,753	31,831,174	-	31,831,174
Shares issued for services (a)	17,081	2,709,854	-	2,709,854
Shares issued for intangible asset purchase (b)	35,088	5,400,043	-	5,400,043
Shares issued to employees (c)	10,522	1,745,447	-	1,745,447
Expenses related to raise of capital (g)	-	(913,159)	-	(913,159)
At 31 March 2020	1,251,347	54,156,279	-	54,156,279
Recapitalization of Diginex HK (1:13.9688 exchange ratio) (h)	16,228,418	85,180,290	(85,180,290)	-
At 31 March 2020 recapitalized	17,479,765	139,336,569	(85,180,290)	54,156,279

At 1 April 2020 pre-recapitalization	1,251,347	54,156,279	-	54,156,279
Shares issued for cash prior to the Transaction	3,572	285,438	-	285,438
Shares issued on conversion of convertible bond (note 29)	318,311	25,436,232	-	25,436,232
Shares issued for services (a)	595	47,546	-	47,546
Shares issued for intangible asset purchase (b)	3,899	600,056	-	600,056
Shares issued to employees (c)	9,114	728,300	-	728,300
Shares issued to settle shareholder loan (d)	9,039	722,306	-	722,306
Equity-settled share-based payments (e)	448	35,800	-	35,800
Anti-dilutive share issuance (f)	187,001	-	-	-
Expenses related to raise of capital (g)	6,382	(152,044)	-	(152,044)
Subtotal	1,789,708	81,859,913	-	81,859,913
Recapitalization of Diginex HK (1:13.9688 exchange ratio) (h)	23,210,292	129,019,911	(129,019,911)	-
Subtotal – recapitalized	25,000,000	210,879,824	(129,019,911)	81,859,913
Recapitalized with founding share of the Company	1	1	(16,610)	(16,609)
Acquisition of 8i Enterprises (i)	6,688,392	56,851,332	-	56,851,332
At 30 September 2020 - recapitalized	31,688,393	267,731,157	(129,036,521)	138,694,636
Shares issued for services (a)	27,334	285,160	-	285,160

	Number of	Share capital	Reverse acquisition	Share capital net of reverse acquisition reserve
	Shares	amount	reserve	Amount
Ordinary shares, issued and fully paid:		USD	USD	USD
Shares issued for cash during the six months to 31 March 2021 (j)	2,571,669	21,980,647	-	21,980,647
Expenses related to raise of capital (j)	-	(1,636,312)	-	(1,636,312)
Shares issued in settlement of earn-out awards (k)	3,030,000	7,241,700	-	7,241,700
Shares issued for warrants exercised (l)	1,480,965	17,031,098	-	17,031,098
At 31 March 2021	38,798,361	312,633,450	(129,036,521)	183,596,929

At 1 April 2021	38,798,361	312,633,450	(129,036,521)	183,596,929
Shares issued for services (a)	371,324	3,896,546	-	3,896,546
Shares issued for intangible asset purchase (b)	154,906	900,000	-	900,000
Shares issued to employees (c)	17,841	142,201	-	142,201
Shares issued to settlement of share-based payments	5,635,335	45,689,431	-	45,689,431
Acquisition of non-controlling interests paid by shares (Note 22)	1,464,291	2,533,223	-	2,533,223
At 31 March 2022	46,442,058	365,794,851	(129,036,521)	236,758,330

Note 21(a):	Diginex HK shares were issued at the fair value for the services rendered by consultants, service providers, contractors and/or non-executive directors during respective years.

Note 21(b):	Diginex HK issued shares for the purchase of intangible assets related EQONEX and a perpetual software license related to the borrowing and lending business during the year ended 31 March 2021 and 2022, respectively. The shares were issued at the fair value of the asset acquired (note 11).

Note 21(c):	During the year ended 31 March 2021, Diginex HK shares totaling a fair value of $393,242 were issued to employees related to the salary deferral scheme. Shares issued to employees also includes shares totaling a fair value of $12,861 issued as part of the contractual agreement related to the Solutions Business and reported net of the gain on sale. In addition, shares were also issued to employees in lieu of salaries and benefits-in-kind amounting to $211,122 and $111,075, respectively. The total amounted to $728,300 of which $715,834 is presented as continued operation and $12,466 as discontinued operations (note 34) in the consolidated statement of cash flows. During the year ended 31 March 2022, the Company issued shares to settle outstanding obligations under salary deferral scheme and in accordance with employment contracts accrued from 31 March 2021.

For the year ended 31 March 2020, 10,522 shares of Diginex HK were issued to employees who participated in the salary deferral scheme and to settle contractual obligations.

Note 21(d):	Shareholders loan of $650,000 and the associated interest of $72,306 were settled by the issuance of 9,039 Diginex HK shares (note 17).

Note 21(e):	On 1 September 2020, an employee share option holder exercised its vested share options from the employee share option scheme resulting in the issuance of 448 new Diginex HK shares.

Note 21(f):	Shares were issued to shareholders as make-whole units based on an anti-dilutive clause in the share subscription agreement of Diginex HK.

Note 21(g):	Expenses to raise capital via both the issuance of Diginex HK shares and the convertible bond amounted to $687,236 of which $509,985 was settled in shares, resulting in a net charge against share capital of $177,251. Also included is capitalized finance costs, recorded under the effective interest rate method in relation to the convertible bond in accordance with IFRS 9, of $25,207 (note 29) resulting in a total charge of $152,044.

Note 21(h):	On completion of the Transaction, Diginex HK shareholders were issued 25,000,000 new shares in the Company in exchange for the outstanding shares of 1,789,708. The resultant share exchange ratio being 13.9688. This exchange ratio has been applied to the issued number of shares of Diginex HK as at 30 September 2019 as per the significant accounting policies detailed in note 2.5. The Company’s share capital is based on the closing price of the Company’s listed share price on 30 September 2020 of $8.50 per share. The 25,000,000 shares issued to the shareholders of Diginex HK, hence have a value of $212,500,000 (excluding prior expenses related to raise of capital). This derives a share capital conversion ratio of 1:2.5455 when comparing the share capital value for Diginex HK of $83,480,089 (excluding prior expenses related to raise of capital) immediately before the Transaction which is applied to the share capital of Diginex HK in the recapitalization. A reverse acquisition reserve of $129,019,911 is recorded in equity for the difference between the share capital value of the Company and Diginex HK. The exchange ratio has also been applied to the shares and share capital issued by Diginex HK as at 31 March, 2020.

Note 21(i):	6,688,392 shares of the Company were issued to the shareholders of 8i Enterprises and service providers to the Transaction on 30 September 2020. The shares were fair valued at $8.50, the closing price of the Company’s listed share price on 30 September 2020.

Note 21(j):	On 15 January 2021, the Company issued 2,571,669 new shares and the same number of private warrants in a private placement for cash of $38,575,035. On a residual value basis after deducting the fair value of the private warrants, the new shares are estimated to have a fair value of $21,980,647. Capital raise expenses of $2,871,652 were incurred for the private placement of which $1,636,312 relates to the new shares issued on a fair value pro-rata basis.

Note 21(k):	In January 2021, the Company issued 3,030,000 new shares to the former shareholders of Diginex HK and a service provider to the Transaction in settlement for meeting the first milestones per the earn-out award arrangement (see note 22 for details). The shares related to the first milestone were estimated to have a fair value of $7,241,700 based on the Monte Carlo simulation ran when calculating the share-based payment reserve and expenses upon the completion of the Transaction on 30 September 2020.

Note 21(l):	After the Transaction, public warrant holders exercised their right to acquire 1,480,965 Company shares at $11.50 each totaling $17,031,098 for cash.

22 SHARE-BASED PAYMENT RESERVE - SHARE OPTIONS, SHARE AWARDS AND EARN-OUT

	At 31 March 2022	At 31 March 2021
	USD	USD
At 1 April	64,957,905	10,356,664
Employee share option scheme (note 22.1)	7,495,105	26,942,783
Exercised employee share options (note 22.1)	(45,482,704)	(623,512)
Acceleration of expenses from the share option scheme modification (note 22.2)	-	1,315,248
Employee benefits – salaries to be settled in shares (note 22.3)	54,567	-
Share awards accrued (note 22.3)	6,041,808	642,973
Shares issued to settle share awards accrued (note 22.3)	(3,888,747)	-
Earn-out share awards accrued (note 22.4)	-	32,148,300
Earn-out shares issued (note 22.4)	-	(7,241,700)
Employee benefits – restricted share units accrued (note 22.5)	4,134,847	-
Shares issued to settle restricted share units accrued (note 22.5)	(206,727)	-
Unit purchase options (note 22.6)	-	1,417,149
At 31 March	33,106,054	64,957,905

22.1 Employee share option scheme

During the year ended 31 March 2022, share-based payment expense of $7,495,105 (2021: $26,942,783) was recognized associated with the employee share option scheme. 5,600,000 employee share options with an amount of $45,482,704 vested and automatically converted into the Company’s shares.

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

22.2 Share option scheme modification

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

22.3 Share awards accrued, not yet issued

During the year ended 31 March 2021, $642,973 related to the value of the shares awarded as part of the salary deferral scheme and contractual agreements that have yet to be issued and remain accrued in the share-based payment reserve based on the fair value of the services provided.

During the year ended 31 March 2022, $6,041,808 related to the value of the shares awarded to service providers, non-executive directors and a contractor, and $54,567 awarded to employees and a contractor based on service contracts. 389,165 shares were issued in settlement for share awards issued for services and employee benefits valued at $4,038,747, of which share awards of $150,000 were issued for prepaid services, as a prepayment, and therefore not included as share awards accrued

22.4 Earn-out share awards

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

The outcome of the Monte Carlo simulations derived the following probabilities and fair values per award (based on probability of achieving the share price target) per milestone date:

Milestone date	Share price target $	Number of shares to be awarded*	Risk-free rates	Probability	Fair value per award	Total fair value $
1st anniversary	15.00	3,030,000	0.12%	15.91%	$2.39	7,241,700
2nd anniversary	20.00	3,030,000	0.13%	12.71%	$2.54	7,696,200
3rd anniversary	25.00	3,030,000	0.16%	11.18%	$2.80	8,484,000
4th anniversary	30.00	3,030,000	0.22%	9.59%	$2.88	8,726,400
						32,148,300

*	Includes the service provider’s 1% entitled shares upon reaching the earn-out milestones, as previously described.

The first milestone share price target was met in January 2021 and 3,030,000 Company shares were issued as a result. Share capital corresponding to the fair value of the awards valued as at 30 September 2020, the Transaction date, of $7,241,700 is recorded with an equivalent reduction in the share-based payment reserve for the year ended 31 March 2021.

22.5 Restricted share units (“RSUs”)

During the year ended 31 March 2022, the Group issued RSUs to employees and contractors as part of the long-term incentive scheme, as well as sign-on bonus to new employees.

The are three types of RSUs:

1.	Sign-on RSU
2.	Staff incentive RSU (“SI RSU”)
3.	Performance based RSU (“PB RSU”)

The RSUs are equity settled share-based payments in accordance with IFRS 2. The RSUs vest on a graded basis over a three-year period with service conditions. The grant date fair value of the RSUs is the closing share price of the Company share on the grant date. The IFRS 2 expense is recognized based on the grant date fair value and management’s expected number of awards to vest over the vesting period. The PB RSU vesting is further dependent on non-market performance conditions, which are factored in by adjusting the expected number of awards to vest.

	Number of RSUs	Weighted average fair value
		USD
Awarded and unvested as of 1 April 2021	-	-
Granted	3,150,596	4.52
Vested	(65,822)	5.85
Canceled/forfeited	(1,106,373)	4.55
Awarded and unvested as of 31 March 2022	1,978,401	4.46

As at 31 March 2022, 1,978,401 RSUs were outstanding with a weighted average grant date fair value of $4.46

●	1,061,391 Sign-on RSU
●	570,300 SI RSU
●	346,710 PB RSU

22.6 Unit purchase options

8i Enterprises granted, to a service provider, the option to purchase 345,000 units. Each unit comprising of one ordinary share, one tenth of a share via a right and half a share via a warrant. To obtain the unit components, the holder must first pay an exercise price of $11.50 per unit. The options expire on 27 March 2024.

Unit components:	Number of shares
Ordinary shares	345,000
Rights	34,500
Warrants	172,500
552,000

The warrants also have an exercise price of $11.50 per share.

The fair value of the Unit Purchase Option on 30 September 2020 was estimated using the Black-Scholes-Merton Call Option Model with the following inputs:

1.	Risk free rate of 0.23% based on the yield of USD Treasury Strips with the same tenure;
2.	No dividend will be paid during the options period;
3.	Share price volatility of 56.59%, based on judgement below.

Volatility parameter of 56.59% is used on the basis that on 30 September 2020:

●	Volatility from a sample of 52 related companies including traditional stock exchanges had a median of 30.23% over a three-year period;
●	Unlike traditional exchanges, the Company is exposed to movements in digital asset values and the most prominent digital asset being BTC. The historical volatility of BTC over the last 3.49 years as at 30 September 2020 was 82.96%;
●	The Company used volatility of 56.59% in the Black-Scholes-Merton Call Option Model based on the average of the above two points.

The valuation of the unit purchase options is $1,417,149.

23 WARRANTS

	Notes	At 31 March 2022	At 31 March 2021
		USD	USD
Public warrants	23.1	-	-
Private warrants	23.2	4,005	5,197,201
		4,005	5,197,201

23.1 Public warrants

	At 31 March 2022	At 31 March 2021
	USD	USD
At 1 April	-	-
Issue public warrants	-	8,324,147
Warrants exercised	-	(3,968,986)
Warrants redeemed	-	(4,355,161)
31 March	-	-

Public warrants are equity instruments as they are settled in the Company’s shares upon exercising and were initially recognized based on the fair value on the date of issuance. No subsequent remeasurement is required.

The public warrants were traded on Nasdaq and the closing trade price on 30 September 2020 was used to measure their fair value. On 30 September 2020, the warrants had a fair value of $8,324,147 (6,212,050 warrants valued at $1.34 each on closing at 30 September 2020), which is included as a Transaction expense in the consolidated statement of profit or loss (note 33).

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

23.2 Private warrants

	At 31 March 2022	At 31 March 2021
	USD	USD
At 1 April	5,197,201	-
Additions		16,594,388
Fair value remeasurement	(5,193,196)	(11,397,187)
31 March	4,005	5,197,201

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

On 31 March 2022, the option pricing model was updated to estimate the fair value with the below inputs:

●	Risk free rate of 2.19% based on the yield of USD Treasury Strips with the same tenure as the warrant expiry.
●	No dividend will be paid during the warrant tenure.
●	Share price volatility of 51.81%, revised as at 31 March 2022 based on the same judgement as above where the median of the related companies sample was 32.69% and the 1.79 year annualized volatility of BTC at 70.93%.

The updated model estimates the fair value of the private warrants at $0.002 each with an aggregate value of $4,005 and a fair value gain of $5,193,196 is recognized in the consolidated statement of profit or loss.

24 OTHER RESERVES

Nature and purpose of reserves

24.1 Reverse acquisition reserve

The reverse acquisition reserve arises from the recapitalization of the Group with the Company’s share capital issued as part of the Transaction. This reserve ensures that the total shareholders equity both pre- and post-Transaction remains the same as that of the Diginex HK group immediately before the Transaction.

24.2 Share-based payment reserve

The share-based payment reserve comprises of 1) the fair value of share options and restricted share units granted which are yet to exercised; 2) accrued share awards (including earn-outs) that have yet to be issued; and 3) the fair value of unit purchase options.

24.3 Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statement of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 2.5.

24.4 Accumulated losses

Accumulated losses are the cumulative net loss of the Group sustained in the business. The losses assume the continuation of Diginex HK as the accounting acquirer following the Transaction.

24.5 Non-controlling interests

At 31 March 2021, the non-controlling interest relates solely to the 15% of Digivault Limited held by employees of the entity.

On 28 February 2022, Diginex Limited acquired the remaining 15% of Digivault Limited from the holders in exchange for 1,464,291 shares in Eqonex Limited and Diginex Limited holds 100% of the issued share capital of Digivault Limited after the completion of the transaction. Should substantially all the shares of Digivault be sold within 12 months of this transaction for consideration in excess of $100 million, the sellers of the 15% will be entitled to 5% of any amounts received above $100 million, pro rata subject to the percentage of Digivault shares sold.

24.6 Revaluation surplus

The revaluation surplus arises from the upward revaluation surplus on Group owned digital assets that are measured on a revalued basis that are not yet realized, and are recorded as other comprehensive income per note 2.5.

25 DIVIDEND

No dividends were paid in the years ended 31 March 2022, 2021 and 2020.

26 LEASE LIABILITIES

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

During the year ended 31 March 2022, a lease agreement for an office located in Hong Kong, which was entered by the Group on 9 March 2021, became available to use on 1 May 2021. The Group will owe monthly rental payments of HK$676,700 (approximately $86,882) from 1 July 2021 until the lease agreement terminates on 30 June 2027. The period 1 May 2021 to 30 September 2021 was rent free.

On 1 July 2021, the Group entered into a lease in St Andrews, Scotland for a fee of GBP1,000 per month for 12 months.

On 20 September 2021, the Group entered a short-term lease on a rolling basis for GBP8,800 a month for an office in London, United Kingdom.

Changes in lease liability is as follows:

	At 31 March	At 31 March
	2022	2021
	USD	USD
At 1 April	868,439	3,078,251
Adjustment for foreign exchange	(31,925)	20,082
Increase in lease liability	5,111,736	406,333
Reclassification (note 13(b))	-	(468,839)
Other adjustments	(94,822)
Interest expense (note 8)	259,124	231,759
Reduction in lease liability	(1,183,585)	(2,399,147)
At 31 March	4,928,967	868,439

Classified in the consolidated statements of financial position as follows:

	At 31 March	At 31 March
	2022	2021
	USD	USD
Current	933,405	733,488
Non-current	3,995,562	134,951
At 31 March	4,928,967	868,439

Maturity of lease liabilities is as follows:

	At 31 March	At 31 March
	2022	2021
	USD	USD
Not later than one year	1,153,762	764,103
Later than one year and not later than five years	4,171,642	139,470
Later than five years	259,276	-
	5,584,680	903,573
Finance costs	(655,713)	(35,134)
Present value of minimum lease payments	4,928,967	868,439

The lease commitments have been discounted to calculate a present value of commitments. For the Hong Kong lease, a rate of 5% (2021: 12.5%) has been used being the incremental borrowing rate as determined by the Group, being the prime borrowing rate in Hong Kong. This reflects the rate the Company previously borrowed at from a shareholder. For the other leases, the local rate to borrow in the relevant jurisdiction has been applied.

27 OTHER PAYABLES AND ACCRUALS

	At 31 March	At 31 March
	2022	2021
	USD	USD
Accounts payable	2,762,600	3,458,574
Accruals (a)	3,100,614	2,511,309
Provision (b)	288,089	-
Other payables	340,174	280,219
	6,491,477	6,250,102

Note 27(a): Accruals includes fees associated with the legal and professional fee in connection with the convertible loan agreement with Bifinity UAS, holiday pay accruals for employees and others associated with the on-going running of the Group

Note 27(b): Provisions include the dilapidation provision associated with the lease entered into in Hong Kong (see note 12) and EQONEX promotional activities during the year ended 31 March 2022.

28 NOTES PAYABLE

Diginex Capital Limited, a subsidiary incorporated in the United Kingdom and operating as an Authorized Representative of Starmark, issued a loan note with a value date of 6 September 2019. Starmark is regulated by the Financial Conduct Authority (“FCA”), the financial services regulatory body in the United Kingdom. The loan note was available to only employees and shareholders of Diginex HK and its subsidiaries due to regulatory constraints. The loan note was structured in $5,000 units and paid interest of 15% per annum and interest payments were made on a quarterly basis. During the year ended 31 March 2021 a further $17,156 of interest was accrued (note 8) until the notes were redeemed early, in full, on the 1 June 2020.

29 CONVERTIBLE BOND

In May 2020, Diginex HK issued a 24-month convertible bond with a 10% annual coupon rate which had a provision for mandatory conversion into Diginex HK shares two business days prior to the completion of the Transaction. The convertible bond raised $25,000,000 which consisted of $24,415,000 in cash and $585,000 of non-cash transfers from the salary deferral scheme and shareholder loan of $485,000 and $100,000 respectively. Expenses related to the raise of the convertible bond amounted to $652,202 of which $509,741 was settled by the issuance of 6,319 Diginex HK shares (note 21(h)).

Finance costs of $509,230 were accrued via the 10% coupon on the convertible bond. On 21 September 2020, the convertible bond of $25,000,000 and finance costs accrued at that point of $436,232 were converted into Diginex HK shares under the mandatory conversion provision. The Transaction was anticipated to close on September 23, 2020 and hence the convertible bond converted on 21 September 2020. However, as the Transaction completed on September 30, 2020 additional interest was accrued, but not converted into Diginex HK shares from 22 to 28 September 2020 amounting to $47,791. Additional finance costs, recorded under the effective interest rate method in accordance with IFRS 9, of $25,207 were capitalized against the expenses related to the raise of capital (note 21(h)).

30 CONVERTIBLE LOANS

On 7 March 2022, Eqonex Limited entered into a $36 million convertible loan agreement with Bifinity (the “Loan”). The Loan carries an interest charge of 4% per annum. The Loan will be drawn down in monthly $3 million installments during the first quarter, commencing on March 15, 2022, and $9 million per quarter, in advance, for the remaining three quarters. The Loan must be repaid 18 months after each drawdown or can be converted by Bifinity at any time, at their option, into shares of Eqonex Limited. The Loan can be converted into equity at a share price of $1.89. However, Bifinity may not exercise its conversion right to the extent that to do so would cause any breach by the Group of any law or regulation applicable to it or, unless a requisite waiver from the provisions of the Singapore Code on Take-overs and Mergers has been obtained, cause Bifinity to hold more than 29.9% of the entire issued share capital of the Group. If and when issued, such Ordinary Shares will rank pari passu in all respects with the then existing ordinary shares of the Group.

Under the terms of the Loan, Bifinity has the right to nominate for appointment the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer for Eqonex. Pursuant to such right, the Board has appointed the nominees of Bifinity for Chief Executive Officer, Chief Financial Officer and, in lieu of appointing the Chief Legal Officer, has appointed a Chief Corporate Affairs Officer. Bifinity has also appointed two members to the Eqonex board, pursuant to the terms of the loan agreement.

Subsequent to the end of the reporting period, the second tranche of the Loan in the amount of $3,000,000 has been drawn down by the Group and were paid by Bifinity on April 19, 2022.

31 RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below provides a reconciliation of the principal amount on liabilities arising from financing activities presented in the consolidated statement of cash flows, excluding interests:

	1 April 2020	Cash Flows	Other changes (i)	31 March 2021
	USD	USD	USD	USD
Loans from shareholders	10,599,039	(3,849,050)	(6,749,989)	-
Notes payable	675,000	(675,000)	-	-
Convertible bond	-	24,272,539	(24,272,539)	-
Warrant liability	-	15,571,989	(10,374,788)	5,197,201
Liabilities	11,274,039	35,320,478	(41,397,316)	5,197,201

	1 April 2021	Cash Flows	Other changes (i)	31 March 2022
	USD	USD	USD	USD
Convertible loan	-	2,800,000	(25,308)	2,774,692
Warrant liability	5,197,201	-	(5,193,196)	4,005
Liabilities	5,197,201	2,800,000	(5,218,504)	2,778,697

In the year ended 31 March 2021, other changes include:

●	Partial settlement of the shareholder loan by issuance of Diginex HK shares valued at $650,000
●	Partial settlement of the shareholder loan by issue of a convertible bond valued at $100,000
●	Partial settlement of the shareholder loan as consideration for the sale of the Solutions Business valued at $6,000,000
●	Conversion of the convertible bond into Diginex HK shares
●	Remeasurement gain on the warrant liability of $11,397,187 is offset by cash settled transaction costs of $1,022,399 not recorded against the fair value of the warrants on the consolidated statement of financial positions. The outstanding $5,197,201 relates to the fair value of private warrants issued (see note 22.2).

In the year ended 31 March 2022, other change is the remeasurement gain on the warrants liability of $5,193,196.

32 SUBSIDIARIES

The Group’s subsidiaries at March 31, 2022 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group. The country of incorporation or registration is also their principal business place of business. Particulars of the subsidiaries as of March 31, 2022 are as follows:

Name of entity	Place of Incorporation and operation	Principal activities	Particulars of issued/registered share capital	Percentage of ownership interest
8i Enterprises Acquisition Corp	British Virgin Islands	Investment holding	1 ordinary share of US$1 each	Direct 100%
Diginex Limited	Hong Kong	Investment holding and provision of support services to the Group	1,779,708 ordinary shares (US$83,478,807)	Indirect 100%
10,000 ordinary shares (HK$10,000)
Eqonex (HK) Limited (formerly known as Diginex Strategic Limited)	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	Indirect 100%
DigitalTech Global Limited (formerly known as Diginex Global Limited)	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	Indirect 100%
Eqonex Solutions Limited (formerly known as Diginex Solutions Limited)	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	Indirect 100%
Eqonex Solutions Pte Limited (formerly known as Diginex Solutions Pte Limited)	Singapore	Technology service provider	10,000 ordinary shares of par value $1 each	Indirect 100%
Digital Software Technology Pte. Ltd.	Singapore	Technology service provider	1 ordinary share of SG$1	Indirect 100%
Eqonex Financial Services Limited (formerly known as Diginex Financial Services Limited)	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	indirect 100%
Eqonex Markets Limited (formerly known as Diginex Markets Limited)	Hong Kong	Financial trading	10,000 ordinary shares (HK$10,000)	Indirect 100%
Diginex Capital (Hong Kong) Limited	Hong Kong	Not yet commenced business	10,000 ordinary shares (HK$10,000)	Indirect 100%
Bletchley Park Asset Management (Hong Kong) Limited	Hong Kong	Fund Investment Manager	9,935,369 ordinary shares (HK$9,935,369)	Indirect 100%
Eqonex SA (formerly known as Diginex SA)	Switzerland	Fund Investment Manager	100,000 ordinary shares of CHF1 each	Indirect 100%
EQONEX Capital Pte. Ltd. (formerly known as Diginex Capital Pte. Limited)	Singapore	Provision of Digital Asset Exchange	100,000 ordinary shares of SG$1 each	Indirect 100%
F-72

Digital Markets Ltd	Republic of Seychelles	Risk management trading	1 ordinary share of US$1	Indirect 100%
Digital Software Technology Vietnam Limited Liability Company	Vietnam	Technology service provider	Share capital of VND54,584,500	Indirect 100%
Digital Management Ltd	Republic of Seychelles	Financial trading	1 ordinary share of US$100	Indirect 100%
Digital Software Technology Ltd	Republic of Seychelles	Technology service provider	1 ordinary share of US$100	Indirect 100%
Eqonex Digital Technology Limited	Gibraltar	Financial trading	1 ordinary share of GBP 1	Indirect 100%
Eqonex Ventures Limited (formerly known as Diginex Ventures Limited)	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	Indirect 100%
深圳市數塊鏈科技有限公司 (“Diginex Limited China”)	The People’s Republic of China	Not yet commenced business	Registered capital of RMB300,000	Indirect 100%
Diginex Data Centre Services Limited	Hong Kong	Data Centre Services	10,000 ordinary shares (HK$10,000)	Indirect 100%
Diginex Co., Ltd. (Korea)	Republic of Korea	Not yet commenced business	20,000 ordinary shares of KRW 500 each	Indirect 100%
Eqonex GmbH (formerly known as Diginex GmbH)	Germany	Software development	25,000 ordinary shares of EUR1 each	Indirect 100%
Diginex Global Market Holdings Limited	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	Indirect 100%
Diginex Capital (Jersey) Limited	Jersey	Not yet commenced business	1,000,000 ordinary shares of par value USD0.01 each	Indirect 100%
Diginex (UK) Limited	United Kingdom	Investment holding	8,350 ordinary shares of GBP1p each	Indirect 100%
DigivaultLimited	United Kingdom	Provision of digital asset custody	3,400 ordinary shares of GBP1p each 600 ordinary B shares of GBP1p each	Indirect 100% (2021: 85%) note (a)
1,650 preference shares of GBP1 each
Digivault GmbH	Germany	Inactive	25,000 ordinary shares of EUR1	Indirect 100% (2021: 85%)
Bletchley Park Asset Management Jersey Limited	Jersey	Fund investment manager	10,000 ordinary shares of US$1 each	Indirect 100%
EQONEX Investment Products S.A.R.L. (formerly known as EQUOS Investment Products S.A.R.L.)	Luxembourg	Not yet commenced business	12,000 ordinary shares of EUR1 each	Indirect 100%
Eqonex Capital Limited (formerly known as Diginex Capital Limited)	United Kingdom	Financial services	1 ordinary share of GBP1	Indirect 100%

Note (a) – On 28 February 2022, Diginex Limited acquired 15% of Digivault Limited from the holders in exchange for 1,464,291 shares in Eqonex Limited. Post the transaction, Diginex Limited holds 100% of the issued share capital of Digivault Limited. Should substantially all the shares of Digivault be sold within 12 months of this transaction for consideration in excess of $100m, the sellers of the 15% will be entitled to 5% of any amounts received above $100m, pro rata subject to the percentage of Digivault shares sold.

During the year ended 31 March 2021 the Group closed Diginex Asset Management (Cayman) Limited, Digivault (Jersey) Limited and Diginex Japan Limited. These entities are no longer consolidated.

33 ACQUISITIONS

33.1 8i Enterprises Acquisition Corp and Diginex Limited

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

The fair values of the identifiable assets and liabilities of 8i Enterprises acquired as at 30 September 2020, the date of Transaction were as follows:

Net assets acquired:	Notes	USD
Prepayment, other receivables and other assets		54,166
Cash held in trust		35,263,363
Cash and cash equivalents		24,149,525
Redemption liability		(35,263,363)
Accounts payable		(909,051)
Other payables and accruals		(1,725,000)
Amount due to Diginex HK		(390,030)
Total identifiable net assets at fair value		21,179,610
Transaction expense	6	45,413,018
Deemed consideration (see below)		66,592,628

Deemed consideration comprised of:
- 6,688,392 shares valued at $8.50 per share		56,851,332
- 6,212,050 warrants valued at $1.34 per warrant	23	8,324,147
- 345,000 unit purchase options valued at $ 4.11 per unit	22.6	1,417,149
		66,592,628

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid		-
Cash and cash equivalents acquired		24,149,525
Net cash inflow generated from acquisition		24,149,525

The fair values of the identifiable assets and liabilities of the Company acquired as at the date of Transaction were as follows:

Net assets acquired:	Note	USD
Prepayment, other receivables and other assets		2,191
Cash and cash equivalents		50
Other payables and accruals		(18,851)
Total identifiable net assets at fair value		(16,610)
Recapitalization difference taken to reverse acquisition reserve	21	16,610
Deemed consideration		-
An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid		-
Cash and cash equivalents acquired		50
Net cash inflow generated from acquisition		50

Upon incorporation, the Company issued one founding share at $1 on 1 October 2019. On completion of the Transaction, the Company’s net liabilities of $16,610 and share capital of $1 were consolidated into the Group’s consolidated financial statements via the recapitalization of Diginex HK (note 2.5).

34 DISCONTINUED OPERATIONS

34.1 Summary

There is one component that makes up discontinued operations as detailed in note 33.2.

		Year ended 31 March 2022	Year ended 31 March 2021
Profit (loss) from discontinued operation (attributable to the ordinary equity holders of the Company)	Notes	USD	USD
Solutions business	37.3	-	4,956,408
Profit (loss) from discontinued operations		-	4,956,408

34.2 Solutions business

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

A summary of the discontinued gain (loss) and cash flow is below:

	Year ended 31 March	Year ended 31 March
	2022	2021
	USD	USD

Revenue	-	-
General and administrative expenses	-	(117,137)
Loss before tax	-	(117,137)
Income tax expense	-	-
Loss after income tax of discontinued operations	-	(117,137)
Gain on sale of Solutions business	-	5,073,545
Profit (loss) from discontinued operations	-	4,956,408
Adjustment for:
Net cash (inflow) outflow from operating activities – note (b)	-	(5,987,534)
Net (decrease) in cash generated from discontinued operations	-	(1,031,126)

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

35 FINANCIAL RISK MANAGEMENT

35.1 Market risk factors

The Group’s activities expose it to a variety of market risks: price risk, foreign currency risk, interest rate risk and liquidation risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The risks are minimized by the financial management policies and practices described below.

35.1.1 Price risk

The Group’s exposure to unlisted equity securities price risk arises from investments held by the Group and classified in the consolidated statement of financial position as at fair value through profit or loss (FVTPL) (note 14). As at 31 March 2021, the Group’s investment in unlisted equity securities was not considered material. As at 31 March 2022, the Group’s investment in unlisted equity securities is predominantly focused on the investment into the BP Fund which in turn in exposed to digital asset price risk.

The Group’s exposure to digital asset price risk arises from digital assets held by the Group on a revaluation basis mostly in BTC (note 18) and USDC (note 19), as well as the investment made to the BP Fund which is exposed to price changes due to the performance of the underlying funds.

The Group has issued private warrants which are subject to price risks driven by the volatility of the Company’s share price and the spot price of the shares at a particular point in time when the warrants are being valued.

35.1.2 Foreign currency risk

The Group operates primarily in USD and HKD, albeit there is an increasing exposure to GBP, SGD and EUR. Given USD and HKD are pegged within a range, the Group had a reduced exposure to foreign currency risk during the year. Given the increasing exposure to other currencies, the Group is formalizing a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Group monitors its foreign currency exposure closely and will consider hedging significant foreign currency exposure to manage the risk. The material balance sheet items are denominated in USD and as such no sensitivity analysis on the impact of foreign exchange movements has been performed.

35.1.3 Interest rate risk

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

35.1.4 Liquidation risk management

The Group currently takes no proprietary trading positions and is not exposed to deliberate position risk but is exposed to a small amount of market risk via the EQONEX Exchange in managing the liquidation mechanism in place to close clients’ open trading positions in the event that if they breach minimum margin requirements. The Group runs a liquidation risk management desk which is used to take on the positions of liquidating positions in the event of there being insufficient liquidity on the Exchange liquidation platform or main order book to liquidate client positions. Any positions taken on by the liquidation risk management desk are hedged immediately, to minimize the market risk in positions taken on, but some residual exposure exists in the execution of hedges and unwinding positions.

35.2 Credit risk

The Group has exposure to credit risk arising from monies relating to notional credit offered to some EQONEX customers, amounts due from shareholders, related parties and associates as well as trade receivables and deposits with bank. Credit risk is managed on a Group basis.

The amount of the Group’s maximum exposure to credit risk is the amount of the Group’s carrying value of the related financial assets and liabilities as of the end of the reporting period.

35.2.1 Deposits with bank

With respect to the Group’s deposit with bank, the Group limits its exposure to credit risk by placing deposits with financial institution with high credit rating and no recent history of default. Given the high credit ratings of the banks, management does not expect any counterparty to fail to meet its obligations. Management will continue to monitor the position and will take appropriate action if their ratings are changed. As at 31 March 2022 and 31 March 2021, the Group had a concentration of deposits with one bank but does have additional banking relationships to mitigate any concentration risk.

35.2.2 Amounts due from related companies/shareholders/an associate

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

35.2.3 On exchange credit

Following the launch of the Exchange, the Group has offered notional on-exchange credit to selected clients. Notional on-exchange credit increases the available trading balance to those selected clients and is termed as notional as there is no physical transfer of assets to the clients. The notional credit offered has restricted use on the Exchange and cannot be withdrawn. Collateral is deposited by the trading counterparties in advance of receiving on-exchange credit and the risk of any loss is mitigated by risk management processes in place such as regular reconciliations and margin calls in advance of the client’s asset portfolio breaching the advanced credit balance. As at 31 March 2022, the total amount of notional credit outstanding to the selected clients was 23,300,000 USDC 164.5 BTC 1,513 ETH, 800 BCH and 6,250 DOT . Against the notional credit advanced the Group held collateral deposited by the clients of 7,075,000 USDC, 53 BTC, 455.5 ETH, 200 BCH and 1250 DOT (2021: $150,000 and 310,000 USDC). Additionally, as of March 31, 2022 and 2021, the clients, that had been allocated on-exchange credit, had balances in excess of the notional credit in their EQONEX trading accounts that is monitored and ensured via a margin call and settlement process.

Other than the credit risks mentioned above, the Group does not have any other significant concentrations of credit risk. The exposures to these credit risks are monitored on an ongoing basis.

35.3 Liquidity risk

35.3.1 Financing arrangement

The Group monitors its cash position on a regular basis and manages cash and cash equivalents to finance the Group’s operations. The Group has been primarily financed via the proceeds from the shareholder investments via the convertible bond, the convertible loan, the Transaction, private placement, warrants exercised and convertible loans from Bifinity.

35.3.2 Maturities of financial liabilities

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of each financial reporting period to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1-5 years	Over 5 years	Total
	USD	USD	USD	USD
At 31 March 2022
Other payables and accruals	6,491,477	-	-	6,491,477
Amount due to an associate	900,000	-	-	900,000
Lease liabilities	1,153,762	4,171,642	259,276	5,584,680
Amount due to related parties	7,828	-	-	7,828
Client liabilities	42,071,538	-	-	42,071,538
Convertible loans	-	3,180,000	-	3,180,000
Warrant liability	4,005	-	-	4,005
	50,628,610	7,351,642	259,276	58,239,528

At 31 March 2021
Other payables and accruals	6,250,102	-	-	6,250,102
Amount due to an associate	900,000	-	-	900,000
Lease liabilities	764,103	139,470	-	903,573
Amount due to related parties	203,460	-	-	203,460
Client liabilities	27,021,925	-	-	27,021,925
Amount due to directors	6,785	-	-	6,785
Warrant liability	5,197,201	-	-	5,197,201
	40,343,576	139,470	-	40,483,046

35.4 Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize the return to the shareholders through the optimization of the debt and equity balance.

The Group manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or other instruments. No changes were made in the objectives, policies or processes for managing capital during the year ended 31 March 2022 and 2021.

The Group has a subsidiary that holds a Type 4 and Type 9 licenses from the Hong Kong Securities and Futures Commission and is subject to minimal capital requirements. Other than this, the Group was not subject to any externally imposed capital requirements during the reporting periods.

35.5 Fair values measurements

35.5.1 Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of financial instruments in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments and non-financial assets into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Fair value measurements using:
At 31 March 2022	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Recurring fair value
Financial assets at FVTPL	48,399	-	2,262,599	2,310,998
Warrant liability	-	-	4,005	4,005
Digital assets	1,054,649	-	-	1,054,649
USDC	1,983,767	-	-	1,983,767
	3,086,815	-	2,266,604	5,353,419

Fair value measurements using:
At 31 March 2021	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Recurring fair value
Financial assets at FVTPL	304,053	-	-	304,053
Warrant liability	-	5,197,201	-	5,197,201
Digital assets	348,998	-	-	348,998
USDC	2,034,800	-	-	2,034,800
Non-Recurring fair value measurements
Financial assets at amortized cost (a)	-	-	45,538	45,538
	2,687,851	5,197,201	45,538	7,930,590

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

Note 35.5.1(a): This relates to an amount due from an associate (note 16) which was impaired in the year ended 31 March 2020 under the expected credit loss methodology. During the year ended 31 March 2021, the balance is being settled via a repayment agreement via a 3rd party recorded within other receivables. The balance was fully repaid in April 2021.

35.5.2 Valuation techniques used to determine fair values

Below lists the valuation techniques and key inputs used by the Group to value its Level 3 financial assets. There has been no change in valuation technique during the year ended 31 March 2021.

Investment	Amount as at 31 March 2022 USD	Valuation techniques and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value and sensitivity

Shadow Factory	Nil (2021: Nil)	Review of 12-month financial projections and discussions with management at 31 March 2022 and 2021.	(i): Discount rate; (ii): Revenue growth rate	A slight increase in the discount rate or decrease in revenue growth rate used in isolation would result in a decrease in the fair value
Nynja	Nil (2021: Nil)	Review of 12-month financial projections and discussions with management at 31 March 2022 and 2021.	(i): Discount rate; (ii): Revenue growth rate	A slight increase in the discount rate or decrease in revenue growth rate used in isolation would result in a decrease in the fair value
BP Fund	2,262,599 (2021: Nil)	Based on NAV Report received from the fund administrators, corroborated with no premium/discount made by third party investments	(i): NAV Report from the fund administrators; (ii): Third party investments value premium/discount	A discount or premium placed by third party investors into the BP Fund over the NAV would result in an adjustment in the estimation of fair value
Warrants liability	4,005 (2021: 5,197,201)	Black-Scholes modelling taking into account of: current share price, risk free rates, expected share price volatility based on unobservable inputs, dividend rate, tenure	(i): Historical share price volatility of comparable companies; (ii): Bitcoin volatility	A movement in the volatility of comparable companies and bitcoin in isolation would result in an increase or decrease in the fair value.
Other receivables	Nil (2021: 45,538)	Based on collections	N/A	N/A

35.5.3 Reconciliation of Level 3 fair value measurements

	31 March 2022	31 March 2021
	USD	USD
At 1 April	5,242,739	1,377,421
Additions	2,000,000	16,594,388
Repayments	(45,538)	(760,136)
Fair value remeasurement	(4,930,597)	(11,797,187)
Impairment reversal	-	21,071
Repayment by 3rd party	-	(191,645)
Adjustment for foreign exchange	-	(1,173)
At 31 March	2,266,604	5,242,739

35.5.4 Financial assets and financial liabilities measured at amortized cost

The financial assets and financial liabilities in the table below are measured at amortized cost. Management believes the carrying amounts of these financial assets and liabilities measured at amortized cost approximate their Level 3 fair values.

	Notes	At 31 March 2022	At 31 March 2021
		USD	USD
Financial assets
Trade receivables	15.1	71,423	12,604
Other receivables		209,867	259,858
Amounts due from related companies	17.2	43,202	12,296
Amounts due from shareholders	17.4	1	36,963
Total		324,493	321,721

Financial liabilities:
Amount due to an associate	16.2	900,000	900,000
Amounts due to related parties	17.3	7,828	203,460
Amounts due to directors	17.5	-	6,785
Other payables and accruals	27	6,491,477	6,250,102
Convertible loans	30	2,774,692	-
Total		10,173,997	7,360,347

36 SUBSEQUENT EVENTS

On August 15, 2022, the Company announced that it would close its EQONEX cryptocurrency exchange on August 15, 2022. Exchange customers will have until September 14, 2022 to transfer or withdraw their digital assets from the Exchange. Customer assets that are not withdrawn or transferred within the prescribed timeline will be securely stored in a segregated Digivault account. In connection with the exchange closure and in accordance with the loan agreement, Bifinity granted the Company a waiver for the cessation of a major business and the Company agreed to increase its share charge of Digivault under the loan agreement from 24.9% to 100%. For the year ended March 31, 2022, the Exchange business accounted for $4.2 million of revenue and $29.0 million of directly-related general and administrative expenses, of which some, albeit not a material amount, of such costs would be utilised by other continuing operations of the Group. In respect of the Group’s infrastructure costs that were allocated to the Exchange business, the Group’s management is still in the process of assessing the necessary actions to have further reduction on such expenditures.

Management considered that closing Exchange business will improve the Group’s consolidated financial position by materially reducing the high-cost structure associated with operating the Exchange, and free up resources to drive growth in its current business segments, i.e. custody business, asset management business and brokerage business, where the Company believes it has competitive strengths.

